FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*       The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this annual report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this annual report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.             In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.             A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2023, was EUR 47,932,912,217.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 96-100 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 96-100 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.       A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2023, was EUR 19,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2023, was (in millions):

U.S. dollar		$100.0
Japanese yen	JPY	3,000.0

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management Report”, “Financial Section — Financial Statements — Balance Sheet”, “Financial Section — Financial Statements — Income Statement”, “Financial Section — Financial Statements — Cash flow statement”, “Financial Section — Financial Statements — Statement of changes in equity” and “Financial Section — Notes to the Financial Statements”, pp. 33-60, 61-64, 65, 66, 67, 68-83 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2023.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.
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No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2023.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2023 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2023 was EUR 1,504.27 billion (Source: Open-Data-Portal of the Federal Ministry of Finance https://www.bundesfinanzministerium.de/Datenportal/Daten/offene-daten/haushalt-oeffentliche-finanzen/Zeitreihe-Schuldenstand-Bruttokreditbedarf-Zinsen-Tilgung- ab1996/Zeitreihe-Schuldenstand-Tilgung-ab1996.html).

For further information on the principal amount of the outstanding direct debt of the Federal Republic, see “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government - Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”, p. G-48 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-48 to G-51 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.
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 Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2023 was EUR 135.5 billion (Source: Open-Data-Portal of the Federal Ministry of Finance https://www.bundesfinanzministerium.de/Datenportal/Daten/offene-daten/haushalt-oeffentliche-finanzen/Zeitreihe-Schuldenstand-Bruttokreditbedarf-Zinsen- Tilgung-ab1996/Zeitreihe-Schuldenstand-Tilgung-ab1996.html).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-40 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2023.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2023.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-32 of Exhibit (d), which is hereby incorporated by reference herein.

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9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” p. G-26 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-25 to G-26 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None

Exhibit (b)	-	None

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-40 to G-43 of Exhibit (d) hereto)

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 14, 2024

Exhibit (e)	-	Consent of Independent Auditor

Exhibit (f)	-	Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: May 14, 2024

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exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-40 to G-43 of Exhibit (d) hereto)

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 14, 2024

(e)	Consent of Independent Auditor

(f)	Consent of the Federal Republic of Germany

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EXHIBIT (d)

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This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 14, 2024, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2023.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with German GAAP (“German Commercial Code” or “HGB”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” or “AUD” are to Australian dollars.

On May 13, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0795 (EUR 0.9264 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, the “Bank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2024. Rentenbank expects its final, audited financial statements for 2024 to be announced at a press conference and published in April 2025.

The total volume of new promotional business granted in the first quarter amounted to EUR 2.2 billion. The Issuer raised EUR 4.7 billion in medium and longterm capital markets through mid-April 2024 (as at 31.03.2024: 3.3 billion).

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2023	0.3	0.1
2nd quarter 2023	-0.1	0.1
3rd quarter 2023	0.1	0.0
4th quarter 2023	-0.5	-0.2
1st quarter 2024	0.2	-0.2

(1) Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.2% in the first quarter of 2024 compared to the fourth quarter of 2023 after adjustment for price, seasonal and calendar effects,following a decrease at the end of 2023. This was mainly due to an increase in gross fixed capital formation in construction and in exports. By contrast, there was a decline in household final consumptionexpenditure.

Compared to the first quarter of 2023, price-adjusted GDP in the first quarter of 2024 decreased by 0.9%. The price and calendar adjusted GDP was 0.2% lower because there were 1.6 fewer working days than in the same period a year earlier.

In addition to calculating data for the first quarter of 2024, as usual the Federal Statistical Office also reviewed the results published earlier for 2023 and included new statistical information in the calculation of the results. This resulted in changes of up to 0.2 percentage points for the quarterly price adjusted GDP data published so far. The latest calculations show that economic performance in 2023 as a whole declined by a price adjusted 0.2% (previously: -0.3%), and economic growth stagnated after adjustment for price and calendar effects (revised: 0.0%, previously: -0.1%).

Source: Federal Statistical Office, Gross domestic product in the 1st quarter of 2024 up 0.2% on the previous quarter, press release of April 30, 2024 (https://www.destatis.de/EN/Press/2024/04/PE24_173_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, amounted to 2.2% in March 2024, after 2.5% in February 2024 and 2.9% in January 2024. The inflation rate in March 2024 represented the lowest inflation rate since May 2021, when it also stood at 2.2%. Before May 2021, an even lower value was observed in April 2021 (+2.0%). According to the Federal Statistical Office, in March 2024, for the first time since February 2015, consumers paid less for food than a year earlier. The inflation rate excluding food and energy, often referred to as core inflation, was 3.3% in March 2024 compared to March 2023.

Energy prices in March 2024 decreased by 2.7% compared to March 2023 despite the discontinuation of the energy price brake and the introduction of a higher carbon price, both as of January 2024, which affected the price of fossil fuels such as motor fuels, heating oil and natural gas. Since the beginning of 2024, a year-on-year decrease in energy prices has therefore been consistently recorded (January 2024: -2.8%; February 2024: -2.4%), which had a downward effect on the rate of inflation.

Food prices decreased by 0.7% in March 2024 compared to March 2023, the first decrease since February 2015 (-0.2%). The increase in food prices has slowed since April 2023 and was already below the overall rate of inflation in February 2024. In particular, the prices of fresh vegetables (-20.1%) declined in the period from March 2023 to March 2024. Consumers also had to pay markedly less for dairy products compared to March 2023 (-5.5%), while fish, fish products and seafood were more expensive (+0.9%). In contrast, price increases of a variety of foodstuffs in March 2024 exceeded the overall rate of inflation, including the price of sugar, jam, honey and other confectionery (+8.4%), the price of fruit (+4.2%) and the price of bread and cereals (+3.0%). Year on year, a marked decline was recorded in the price of sunflower oil, rapeseed oil and the like (-21.7%), while olive oil prices saw a steep increase (+54.1%).

The prices of goods (total) increased by 1.0% in the period from March 2023 to March 2024, representing a lesser increase than overall inflation. In March 2024, the prices of non-durable consumer goods and durable consumer goods rose by 0.5% and 1.8%, respectively. Some goods registered above-average price increases, however, for example non-alcoholic beverages (+6.5%), alcoholic beverages and tobacco products (+5.2%) and passenger cars (+4.1%). In contrast, lower prices were observed, for example, for mobile phones (-5.3%) and information processing equipment (-5.5%).

The prices of services (total) increased by 3.7% in March 2024 compared to March 2023. A major factor contributing to the development of service prices was the 2.1% increase in net rents exclusive of heating expenses. The prices of a number of other services increased above average, among them, insurance services (+11.0%), services of social facilities (+7.8%) and catering services in restaurants, cafés and the like (+6.9%). In contrast, the Germany ticket for public transport, which has been available since May 2023, continued to have a

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dampening effect on the increase in service prices in March 2024. Consumers had to pay less for the combined tickets for rail, bus and the like (-23.3%) compared to March 2023.

Compared to February 2024, the consumer price index increased by 0.4% in March 2024. However, energy prices and food prices each decreased by 0.3% compared to February 2024.

According to provisional estimates, the inflation rate is expected to be 2.2% in April 2024 compared to April 2023.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.2% in March 2024, press release of April 12, 2024 (https://www.destatis.de/EN/Press/2024/04/PE24_150_611.html); Federal Statistical Office, Inflation rate of +2.2% expected in April 2024, press release of April 29, 2024 (https://www.destatis.de/EN/Press/2024/04/PE24_169_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	2.9
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.1
January 2024	3.1	3.2
February 2024	3.5	3.2
March 2024	3.4	3.2

(1) The time series on unemployment are based on the German Labour Force Survey.

(2) Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2023, the number of employed persons in March 2024 increased by approximately 100,000 or 0.2%. Compared to February 2024, the number of employed persons in March 2024 increased by approximately 8,000 or 0.0%, after adjustment for seasonal fluctuations.

In March 2024, the number of unemployed persons increased by approximately 233,000 or 18.1%, compared to March 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in March 2024 stood at 1.42 million, reflecting an increase of 7,000 or 0.5% compared to February 2024.

Sources: Federal Statistical Office, Rate of increase in employment continued to slow in March 2024, press release of April 30, 2024 (https://www.destatis.de/EN/Press/2024/04/PE24_171_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-February 2024	January-February 2023
Goods	51.5	30.2
Services	-7.5	-5.5
Primary income	22.7	24.0
Secondary income	-9.1	-10.9
Current account	57.7	37.9

(1) Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Balance of payments statistics, 11-04-2024, I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/914116/bab6740d6f03a824b27eba8a33c7b401/mL/2024-04-11-zahlungsbilanz-anlage-data.pdf).

Monetary Policy

On April 11, 2024, the Governing Council of the European Central Bank (“ECB”) reaffirmed its decisions of January 25, 2024 and March 7, 2024, by deciding to keep the three key ECB interest rates unchanged at 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility). Based on its assessment as of April 11, 2024, the Governing Council considers that the key ECB interest rates are at levels that are making a substantial contribution to the timely return of inflation to the medium-term target level of 2%.

On April 11, 2024, the Governing Council of the ECB also reiterated that the Asset Purchase Programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council stated that it intends to continue to reinvest, in full, the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (PEPP) during the first half of 2024. Over the second half of the year, it intends to reduce the PEPP portfolio by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024. It stated it will continue applying flexibility in reinvesting redemptions coming due in the PEPP portfolio, with a view to countering risks to the monetary policy transmission mechanism related to the COVID-19 pandemic.

Source: European Central Bank, Monetary policy decisions, press release of April 11, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240411~1345644915.en.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under our governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;
•	the sale and warehousing of agricultural and food products;
•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;
•	the improvement of infrastructure in predominantly rural areas; and
•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of the Rentenbank Law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and

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derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

 Rentenbank’s statutes (Satzung; “Rentenbank’s Statutes”) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über das Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

Due to the establishment of the nomination committee and remuneration committee, Rentenbank’s Statutes were amended and restated, effective as of December 15, 2018.

We extend credit to German and other public and private sector banks in the European Union (“EU”) which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German Federal States (Bundesländer; “German Federal States”), German rural districts, German municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic and to banks in the United Kingdom, Norway, Switzerland, Australia and Canada.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2023, Rentenbank had total assets of €97.8 billion.

Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, as it is not legally required to do so. Rentenbank will continue to prepare audited annual, unconsolidated financial statements in accordance with German GAAP (German Commercial Code or HGB). For more information on our statements, see our financial statements and the notes thereto beginning on page 61.

Our registered office is located at Frankfurt am Main, Germany, and our telephone number is +49-69-2107-0. The headquarters and business address of Rentenbank is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main as Rentenbank´s office building at Hochstrasse 2, 60313 Frankfurt am Main is being renovated.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal legislature exercises ultimate control over Rentenbank through legislative action. For example, the Rentenbank Law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal legislature.

Guarantee of the Federal Republic

The Rentenbank Law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Rentenbank Law, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other

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present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the EU state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as cooperation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in the Rentenbank Law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

The Rentenbank Law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Management Board with supervision by our Supervisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food and

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Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to banking supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) and the German Central Bank (“Deutsche Bundesbank”) under the KWG. See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

From November 4, 2014, until June 26, 2019, Rentenbank was among the banks considered significant under the Single Supervisory Mechanism (“SSM”), and was thus subject to European Central Bank (“ECB”) supervision.

On June 27, 2019, new EU rules revising the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”) became effective (“CRR II” and “CRD V”). The new rules provide for an explicit exemption of Rentenbank from the scope of the CRD. Consequently, Rentenbank is not part of the SSM anymore and no longer subject to supervision by ECB. Instead, BaFin and Deutsche Bundesbank have taken over supervisory responsibility. See also “— Supervision and Regulation — General / Regulatory changes in the banking sector on EU level”.

Sustainability

Sustainable agriculture is the indispensable prerequisite and essential basis for a sustainable society. Agriculture plays a key role in climate and environmental protection because it is a critical part of both the problem and the solution. As a promotional bank, it is our duty to help the agriculture industry further reduce harmful effects on the climate and the environment and extend its role as a producer of ecosystem conservation services and sustainable raw materials.

Our Mission Statement expresses our self-concept and our values. Together with our Code of Conduct and our risk culture, it forms the basis for ethically correct conduct at Rentenbank. The Mission Statement and Code of Conduct can be viewed on Rentenbank’s Sustainability Portal.

We are committed to the Sustainable Development Goals (SDGs) of the United Nations and the goals of the Paris Climate Agreement. Based on our Sustainability Guidelines, we set and update goals and define appropriate measures, indicators, and responsibilities to ensure and monitor the attainment of those goals on an annual basis. Rentenbank’s sustainability activities are coordinated by a central sustainability unit that reports directly to the Chairwoman of the Management Board.

As a coordinating unit, the central sustainability unit ensures that the necessary framework conditions and regulations are met and that current trends and developments are taken into account at Rentenbank. It also assists the responsible units and the ESG team with operational implementation.

Our ESG team is composed of cross-divisional and cross-departmental work groups, which address specific sustainability topics such as the improvement of sustainability performance in banking operations and the development of sustainability-related financing products. The work groups are also tasked with the implementation of regulatory requirements and the execution of the sustainability programme.

Strategically important sustainability issues are discussed in the Sustainability Board, whose task is to oversee and coordinate bankwide sustainability activities. The Sustainability Board operates as a bankwide body of experts with the participation of all relevant executive officers and the Management Board. Moreover, the central sustainability unit informs the participants about newly arising sustainability-related issues at the meetings of the Sustainability Board. Important decisions related to Rentenbank’s sustainability performance

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and strategic orientation are presented to the Management Board in the form of draft resolutions for adoption. The Management Board bears overall responsibility for Rentenbank’s sustainability activities.

Starting with the annual report 2021, the annual report and sustainability report describe our financial as well as ecological and social performance in a combined document. This is a logical step for us, as Rentenbank’s commitment to sustainability is a central tenet that increasingly guides all our business activities.

Areas of activity

Rentenbank’s business and sustainability strategies are closely linked. While ESG (environment, social and governance) criteria are being integrated into its core business, Rentenbank is focused on the following areas of activity: sustainable corporate governance, sustainable banking, sustainable human resources management, and sustainable banking operations.

Both the Sustainability Guidelines as well as the sustainability programme are structured along these areas of activity. The Sustainability Guidelines were introduced in 2021 and reflect Rentenbank’s understanding and level of ambition relative to our central goal of acting as a sustainable enterprise and transformation bank in the field of agriculture in Germany. Under our sustainability programme, we define annually updated objectives on the basis of Rentenbank`s Sustainability Guidelines and formulate the associated measures, indicators, and responsibilities to ensure and monitor the achievement of these objectives. The sustainability programme operationalises our Sustainability Guidelines. The Management Board and Sustainability Board are regularly informed of the status of implementation.

Beyond its internal initiatives, Rentenbank is committed to national and international initiatives which contribute to sustainable development. Therefore, Rentenbank subscribes to the United Nations Universal Declaration of Human Rights. Within its sphere of influence, Rentenbank respects and protects the universal human rights and the core labour standards of the International Labour Organization (ILO) (cf. ILO Declaration on Fundamental Principles and Rights at Work). As a member of the International Capital Markets Association, Rentenbank conforms with ICMA Green Bond Principles and is making a contribution to further developing the market for sustainable issuances. The comprehensive compliance with legal and internal requirements for the Prevention of Fraud and Corruption and Prevention of Money laundering is a mandatory prerequisite for Rentenbank’s successful operations.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture, agribusiness and rural development. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to the Rentenbank Law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes ultimate borrowers engaged in all types of agricultural production, forestry, horticulture and fisheries. It also includes ultimate borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).
•	Food Industry. Eligible ultimate borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.
•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.
•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural municipalities. As a rule, eligible projects must be in municipalities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to ultimate borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

In addition, Rentenbank supports innovation and start-ups. We attach great importance to the promotion of innovation and new technologies for a sustainable and therefore viable agriculture and food industry. We support the entire innovation process from practical testing to market introduction and scaling of especially innovative methods and products. Furthermore, we promote innovation in the form of growth capital and venture capital investments with a strong focus on agtech and foodtech.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks, German Federal States, German rural districts or German municipalities. Our traditional loan portfolio (as described below) consists primarily of special promotional loans and accounted for 63.3% of our loan portfolio at December 31, 2023. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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To bolster innovation in Germany, Rentenbank has been investing in venture capital since February 2022. Rentenbank invests in venture capital funds focused on the areas of agtech and foodtech.

New Business

The following table shows the notional amount of our new loan commitments:

	For the Year Ended December 31,
	2023	2022
	(EUR in millions)
Loan commitments(1):	10,405	10,709
Registered bonds/promissory notes	3,563	3,109
Special promotional loans	5,946	6,879
Renewals	896	721
Venture capital investments	22	30
Securities	1,217	1,507
Total extensions of credit	11,644	12,246

(1) Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows the special promotional loans and registered bonds and promissory notes (Schuldscheine) portion of our loan portfolio for agriculture at December 31, 2023 and 2022.

	At December 31,
	2023	2022
	(EUR in millions)
Special promotional loans	41,045	41,900
Registered bonds/ promissory notes	23,775	22,457
Total	64,820	64,357

The following table provides a breakdown of our loan portfolio according to maturity at December 31, 2023 and 2022.

	At December 31,
	2023	2022
	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	24,341	23,759
Medium-term (between one year and five years)	25,844	25,075
Short-term (less than one year)	7,319	7,922
Direct Loans:
Long-term (five years or more)	3,690	4,384
Medium-term (between one year and five years)	2,447	2,676
Short-term (less than one year)	1,179	541
Total	64,820	64,357

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term registered bonds and promissory notes. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2023, totaled €64.8 billion, an increase of 0.6% from €64.4 billion at December 31, 2022. At December 31, 2023, this loan portfolio represented 66.3% of our total assets.

Our special promotional loans accounted for 63.3% of our loan portfolio at the end of 2023 compared with 65.1% of our loan portfolio at the end of 2022. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium and long-term loans are made to banks which loan the proceeds to ultimate borrowers who meet the qualifications under one of our special promotional loans

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designed to further agriculture and rural development-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the ultimate borrower are generally more favorable to the ultimate borrower than would otherwise be commercially obtainable.

Our registered bonds and promissory notes accounted for 36.7% of our loan portfolio at December 31, 2023, compared with 34.9% of our loan portfolio at December 31, 2022. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the EU. Landesförderinstitute, promotional institutes of the federal states established by the different German Federal States, Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend.

Generally, once a financial institution has qualified to be a borrower of our registered bonds and promissory notes, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Registered bonds and promissory notes

Borrowing terms on registered bonds and promissory notes are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 800 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2023, 8.9% of our notional loan portfolio amount was unsecured, as compared with 7.6% of our notional loan portfolio at December 31, 2022. Unsecured loans to German and other private sector banks in the EU as well as the United Kingdom, Norway, Switzerland, Australia and Canada are made only after a thorough review of the borrowing bank’s creditworthiness.

We also purchase registered bonds and promissory notes issued by private and public sector banks located in other EU countries as well as in the United Kingdom, Norway, Switzerland, Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we purchase registered bonds and promissory notes issued by German Federal States, German rural districts or German municipalities.

Short-Term registered bonds and promissory notes

Short-term loans are granted to both financial institutions and non-financial institutions by the purchase of short-term registered bonds and promissory notes. The bulk of our lending through registered bonds and promissory notes consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programmes designed to further specific policy goals defined by our Supervisory Board. In addition, we administer other loan programmes on behalf of the Federal Republic and some German Federal States. Borrowers must meet the defined requirements to borrow under one of these programmes. Unlike our registered bonds and promissory notes, under these special promotional loan programmes, we review the ultimate borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the ultimate borrower.

Through the following special promotional loans, we reduce the interest rates of our loans or grant additional subsidies to specific groups in order to further our promotional objectives. The structure of the special promotional loan programmes allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some promotional institutions of the German Federal States which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programmes of the individual German Federal States intended for the promotion of the agricultural business and rural areas. These

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programmes are (1) set up by the promotional institutions of the German Federal States and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programmes with added value (e.g. lower interest rate) on behalf of the promotional institution. The promotional institutions of the German Federal States are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, forestry, aquaculture and fisheries: Under these programmes, we finance medium- and long-term loans to individual ultimate borrowers who (1) lease or own farms, (2) own or manage forest, produce (3) agricultural products or (4) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land, forest or an existing farming or fishing operation. They can also be used for inputs. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Forestry, they are offered i.a. for first afforestation or conversion of silviculture to adjust to climate change. 26% of new business in special promotional loans made during the year ended December 31, 2023, were of this type;
•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, for example, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. 12% of new business in special promotional loans made during the year ended December 31, 2023, were of this type;
•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this programme. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. 14% of new business in special promotional loans made during the year ended December 31, 2023, were of this type;
•	Special promotional loan line for financings in rural development: Under these programmes, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism. 8% of new business in special promotional loans made during the year ended December 31, 2023, were of this type; and
•	Special promotional loans on behalf of the Federal Republic and the German Federal States: For further cooperation with the German Federal States see “— Activities on Behalf of the Federal Republic and German Federal States Governments”. These programmes account for 40% of new business in special promotional loans made during the year ended December 31, 2023. It is driven by our business with promotional institutions of the German Federal States which is focused on rural development.

Although we review the applications and the eligibility of the ultimate borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programmes. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the ultimate borrower and/or the value of collateral provided, on loans extended these loan programmes. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby

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we reset the interest rate after ten years. Unlike registered bonds and promissory notes, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, the United Kingdom, Switzerland, Canada, Norway and Australia as well as supranational institutions. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and EU countries, in the context of our securities business we purchase the debt securities of financial institutions active in the above mentioned areas. Debt securities issued by the EU, banks in Switzerland, the United Kingdom, Canada, Norway and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2023, the securities portfolio accounted for 16.2% of total assets, as compared with 16.3% at December 31, 2022. Of our portfolio of debt securities, at December 31, 2023, 5.1% were issued by public issuers, compared to 5.2% at December 31, 2022.

The following table shows the aggregate carrying amount of our securities portfolio at December 31, 2023 and 2022.

Securities Portfolio

	At December 31,
	2023	2022
	(EUR in millions)

From public issuers	802	824
From other issuers	15,053	15,075
Total securities[1]	15,855	15,899

1 Including own debt securities

Subsidiaries

At December 31, 2023, we hold interests in three affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”), DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”) and Getreide-Import-Gesellschaft mbH, Frankfurt am Main (“GIG”).

LRB is a holding company that owns equity interests in DSV and GIG. We own 100% of LRB’s outstanding capital. At December 31, 2023, LRB had total assets of €92.1 million according to the annual financial statements prepared in accordance with German commercial law. LRB owns 100% of the outstanding capital of DSV and GIG. At December 31, 2023, DSV had total assets of €2.7 million and GIG had total assets

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of €2.1 million according to the respective annual financial statements prepared in accordance with German commercial law. DSV and GIG now only manage own funds to secure pension payments to former employees. In the course of 2024 GIG will be merged into DSV effective as of 31 December 2023.

Activities on Behalf of the Federal Republic and German Federal States (Bundesländer) Governments

Rentenbank Law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. To pave the way for innovative ideas to reach the market, we have since July 2021 promoted agriculture-related start-ups in the early financing phase from the special purpose fund. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We are also enabled to act on behalf of German Federal States and the Federal Republic in administering other sponsored loan programmes. Together with the federal government and the German Federal States, Rentenbank can also set up special promotional loans for agricultural enterprises to provide liquidity or support other promotional purposes that combine favourable refinancing on capital markets of Rentenbank with public funding. This was for example the case due to financial crises and low prices for agricultural products, where state subsidies were used to lower the interest rate for ultimate borrowers.

Besides our special promotional loan programmes for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the German Federal States.

In addition, the Federal Government has commissioned Rentenbank with implementing two additional federal programmes: “The Digitalisation and Technology for the Sustainable Forestry Management programme” began on November 2, 2020. The programme aims to preserve forests and make relevant adjustments for climate change. New business is no longer possible here, as application ended 2021. The second federal programme, “The Promotion of Investment and Future Programme for Agriculture” started on January 11, 2021. The aim is to promote more environmentally-friendly techniques for land cultivation in order to protect the climate and improve biodiversity. Both programmes combine grants from the Federal Government with loans from Rentenbank. In 2023, we have committed grants of €216 million in “The Promotion of Investment and Future Programme for Agriculture”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;
•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and
•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our EUR 20 billion Commercial Paper Programme (“ECP Programme”). This issuing programme enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with Deutsche Bundesbank.

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We also obtain funding in the international capital markets, both through various issuing programmes and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programmes include a EUR 70 billion Euro Medium Term Note Programme (the “EMTN Programme”) and an AUD 15 billion Australian Dollar Domestic Medium Term Note Programme (the “AMTN Programme”). We have a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2023, we issued the equivalent of €7.7 billion of medium and long-term Euro Medium Term Notes, €0.7 billion of AUD Medium Term Notes and €2.1 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. See “— Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds based on the carrying amount during each of the years indicated.

	At December 31,
	2023	2022
	(EUR in millions)

International Loans / Promissory notes	592.0	1,006.0
Domestic bonds [1]	1,842.9	2,009.0
International bonds [2]	85,353.8	83,374.2
Total	87,788.7	86,389.2

1       Registered bonds (Namensschuldverschreibungen) issued in the domestic market

2       Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the EMTN Programme and the AMTN Programme as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. 77% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German Federal States, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our risk control department has responsibility for our market price and liquidity risk management system as well for the credit risk, operational and strategic risk control and is overseen directly by the Management Board. The risk control department applies for and the Management Board determines market, liquidity, credit and non-financial risk limits. All risks are limited and covered within the Capital Adequacy Assessment Process (ICAAP) or the Liquidity Adequacy Assessment Process (ILAAP) in compliance with the regulatory requirements. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Management Board. The market risk report analyzes the effect on our money market, liquidity and credit portfolio of a defined parallel shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit, also in severe stress scenarios is never greater than the amount of our eligible collateral with Deutsche Bundesbank. The Credit division applies for, and the Management Board approves, the counterparty credit limits for derivatives. Credit risk, including counterparty credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Registered bonds and promissory notes”. The front office is responsible for the risk management within existing limits.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets

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and liabilities. We minimize credit risk from fair value fluctuations by means of appropriate risk-mitigation measures set out in credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the KWG which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the KWG we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity, operational and strategic risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2023, a notional amount of €0.0 billion of liabilities to banks, €0.0 billion of liabilities to customers, €37.0 billion of securitized liabilities and €0.0 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2023, a notional amount of €0.0 billion of loans and advances to banks and €3.9 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currency swap.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. On a daily basis, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, ECP issuances, and the participation in open market transactions and standing facilities within the ESCB. In addition, for the purpose of calculating medium and long-term liquidity capital inflows and outflows of the past two years are aggregated in quarterly maturity buckets.

Impact of Climate Change on Rentenbank’s Business Activities

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources. Environmental, Social and Governance (ESG) factors are in the focus of the regulators and not least in the focus of the risk management of Rentenbank.

In its promotional activity, Rentenbank ensures the funding of local banks that grant its special promotional loans. The local bank bears the default risk of the ultimate borrower. Rentenbank’s customers are mainly classified as banks or German state institutions. Rentenbank does not invest directly in agriculture and forestry.

Rentenbank analyses the potential effects of sustainability risks, including those arising from climate change. Various ESG scenarios focused on climate and environmental risks have been analysed and the

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potential effects of climate change on Rentenbank’s capital and risk situation have been examined since 2020. The ESG scenarios were significantly revised in 2022 on the basis of currently available information and assessments (including the “Network for Greening the Financial System”). Scenarios that reflect Rentenbank’s physical and transitional risk drivers as broadly as possible were selected and quantitative estimates of long-term effects were made. As expected, the effects on Rentenbank’s key risk indicators were minor. The scenarios are continually refined on the basis of new insights with the goal of concretising the corresponding effects.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, through our promotional activities, we support our end borrowers in either mitigating climate change through environmentally friendly technologies or adapting to risks arising from climate change.

CAPITALIZATION

The following table shows Rentenbank’s capitalization based on the carrying amount as of December 31, 2023. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2023
(EUR in millions)(1)
Long-term debt from:
Banks	709
Other lenders	1,441
Total long-term borrowings	2,150

Bonds	68,116
Total long-term debt	68,116

Subordinated liabilities	0
Total subordinated liabilities	0
Fund for general banking risks	3,480
Equity:
Subscribed capital	135
Reserves(2)	1,252

Total equity	1,387

Total capitalization	75,133

(1)	On May 13, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0795 (EUR 0.9264 per U.S. dollar).
(2)	Includes principal reserve and net profit for the year.

As of December 31, 2023, Rentenbank’s Total Capital Ratio amounted to 31.3% and the Core Capital (or Tier I) ratio amounted to 31.3%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the KWG, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to the Rentenbank Law we have three principal governing bodies: the Management Board (Vorstand), the Supervisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Management Board and the Supervisory Board named below is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main, Federal Republic of Germany.

Management Board

The Management Board is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the Rentenbank Law and represents us in dealings with third parties and the judiciary. According to Rentenbank’s Statutes, the Management Board is required to deliver to the Supervisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Supervisory Board, the Management Board is required to report quarterly to the risk committee (Risikoausschuss) of the Supervisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Management Board is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Supervisory Board by a two-thirds majority. The appointment of members of the Management Board requires the prior approval of the Supervising Authority.

The members of the Management Board are:

Dietmar Ilg (Chief Risk Officer)
Dr. Marc Kaninke (Chief Financial Officer/Chief Information Officer)
Nikola Steinbock (Chairwoman of the Management Board)

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Management Board to Rentenbank and such member’s private interests or other duties.

Supervisory Board

The Supervisory Board supervises, and appoints members to and is entitled to remove members from, the Management Board. It may issue general and specific instructions to the Management Board. In particular, the Supervisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the Rentenbank Law. Furthermore, the Supervisory Board adopts and may amend Rentenbank’s Statutes with the approval of the Supervising Authority. In addition, the following actions require the approval of the Supervisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the nomination committee of the Supervisory Board (Nominierungsausschuss), and the issuance of pension guidelines. The Supervisory Board must meet at least semi-annually.

The Supervisory Board may delegate certain authorities to committees thereof. Rentenbank’s Statutes require the Supervisory Board to form a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, a remuneration committee (Vergütungskontrollausschuss) concerned with monitoring the adequacy of the remuneration systems, a nomination committee (Nominierungsausschuss) concerned with nomination, legal and administrative matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Supervisory Board has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Supervisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German Federal States, one member each represents the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

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The following is a list of the members of the current Supervisory Board:

Chairman:	Joachim Rukwied, President of the German Farmers’ Association (DBV)
Deputy Chairman:	Cem Özdemir, Federal Minister of Food and Agriculture
Representatives of the German Farmers’ Association (DBV):	Petra Bentkämper, President of the German Rural Women’s Association
Bernhard Krüsken, Secretary-General of the German Farmers’ Association (DBV)
Detlef Kurreck, President of the Farmers’ Association of Mecklenburg Western Pomerania (until 21 March 2024)
Karsten Schmal, President of the Farmers`Association of Hesse
Dr. Holger Hennies, President of the Farmers’ Association of Lower Saxony
Representative of the German Raiffeisen Association:	Franz-Josef Holzenkamp, President of the German Raiffeisen Association
Representative of the food industry:	Tim Schwertner, Treasurer of the Federation of German Food and Drink Industries (BVE)
State Ministers of Agriculture or their permanent official representatives:(1)
Bavaria:	Michaela Kaniber, Minister of State for Food, Agriculture, Forestry and Tourism (since 1 January 2024)
Bremen:	Jan Fries, State Councilor in the Senate for the Environment, Climate Protection and Science of the Free Hanseatic City of Bremen (since 1 January 2024)
Saxony-Anhalt:	Sven Schulze, Minister for Economic Affairs, Tourism, Agriculture and Forestry of Saxony-Anhalt (since 1 January 2024)
Representative of the trade unions:	Harald Schaum, Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU)
Representative of the Federal Ministry of Food and Agriculture:	Silvia Bender, State Secretary
Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer, Head of Directorate
Representatives of credit institutions or other credit experts:	Michael Reuther
Dr. Birgit Roos, Chief Executive Officer of the Management Board of Sparkasse Krefeld, retired
Dr. Caroline Toffel, Member of the Management Board of Berliner Volksbank eG

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Rentenbank’s Supervisory Board.
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Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Supervisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with the Rentenbank Law. The General Meeting receives reports of the Management Board on our business activities and of the Supervisory Board on resolutions adopted by the Supervisory Board. According to the Rentenbank Law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German Federal States of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the German Federal States of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Supervisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Management Board and the Supervisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the public Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes, “PCGC”), as of June 30, 2009 as amended from time to time, as promulgated by the German federal government, by resolution of the Supervisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank Law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2023, we had 436 employees (interns, apprentices, employees on parental leave and members of the Management Board excluded). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we no longer differentiate between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). As a member of the German Association of Public Banks, Rentenbank applies the collective wage agreement concluded with the relevant trade union. As of December 31, 2023, 52% of Rentenbank’s employees were paid according to the collective wage scale, while 48% were paid above the collective wage scale.

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SUPERVISION AND REGULATION

General

The Rentenbank Law provides explicitly for our responsibility for the promotion of agriculture and of rural areas. For a further description see “General - Overview” above. The Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). This is statutorily provided for by Section 1a of the Rentenbank Law. See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

As a federal development bank, Rentenbank underlies federal influence by the representation of the Federal Government on the Supervisory Board. The Minister of Food and Agriculture is deputy chairman of the Supervisory Board. Representatives of the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Supervisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of this Rentenbank-specific Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in accordance with German law and with Rentenbank’s Statutes. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law or Rentenbank’s Statutes.

In accordance with Section 13 of the Rentenbank Law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervising Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr Alois Bauer and the current deputy is the senior government official Mr Martinus Wejwer.

We are authorized to carry out the types of banking business which are set forth in the Rentenbank Law. Since Rentenbank is – as well as other German promotional banks – exempted from the scope of the Capital Requirements Directive (CRD) the banking supervisory system for Rentenbank is based on the KWG. Rentenbank is therefore supervised by the national competent authorities BaFin and Deutsche Bundesbank. The KWG incorporates most of the European banking supervisory standards. The requirements of the CRR are applicable for us due to the reference in Section 1a KWG. As laid down in Section 2 paragraph 9i KWG the only part of the CRR which has not to be met are the requirements for disclosure according to Art. 431-455 CRR.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

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KWG and CRR

The KWG contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks.

Under the KWG, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the KWG, unless specifically exempted therefrom.

Furthermore, significant parts of the regulatory framework for banks in the EU are governed by the CRR. The CRR applies directly to so-called “CRR credit institutions”. However, due to the reference in Section 1a KWG, the requirements of the CRR generally also apply to non-CRR credit institutions such as Rentenbank. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Supervisory Authorities (“ESAs”) and adopted by the European Commission, by means of delegated or implementing acts. These so-called level 1 and 2 provisions are supported by guidelines and Q&As. Guidelines pursuant to Article 16 of the ESAs founding Regulations and Q&As pursuant to Article 29 of the ESAs founding Regulations are convergence tools intended to harmonize supervision in the EU, specifically through consistent application of EU law, a common supervisory culture and coherent supervisory practices. European Banking Authority (“EBA”) guidelines, although not directly applicable, are, as a general rule, implemented into German law by BaFin (“comply or explain”-procedure).

Certain other requirements applicable to us, including those with respect to additional capital and organizational requirements, are set forth in the KWG and other German laws.

Since the dissolution of the group as of 30 November 2022 Rentenbank fulfills all reporting requirements on individual basis solely.

Capital Adequacy Requirements

The CRR requires banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks (including Credit Valuation Adjustments for OTC derivatives due to deterioration in creditworthiness), market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The regulatory capital known as “own funds” can be classified into three components with different quality levels. The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital (“CET1”). CET1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. These instruments have to comply with the requirements stated in Article 52 CRR and cannot qualify as CET1 items.

CET1 capital and Additional Tier 1 capital together constitute Tier 1 capital. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments. Tier 1 capital and Tier 2 capital together constitute “own funds”.

Under the CRR, banks are required to maintain a minimum ratio of CET1 capital to risk-weighted assets of 4.5% and a minimum ratio of Tier 1 capital to risk-weighted assets of 6%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

In addition to the aforementioned capital adequacy requirements, banks must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of CET1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary, the competent authority can set a rate of more than 2.5%) consisting of CET1 capital. Moreover, the competent authority may require all institutions or certain types or groups of institutions to maintain a systemic risk buffer of at least 0.5%, consisting of CET1 capital for exposures located in a European Economic Area (“EEA”) state or a non-EEA state. Currently institutions have to maintain a systemic risk buffer of 4.5% for exposure located in Norway if the relevant threshold is exceeded.

Institutions that are not globally systemically important such as Rentenbank have to comply with the minimum requirement for a leverage ratio of 3%. The relevant capital measure is the Tier 1 capital. Promotional banks have the option to except certain exposure from the total exposure measure to strengthen their Leverage Ratio.

Rentenbank meets all reporting and minimum requirements for capital ratios and the leverage ratio.

Liquidity Requirements

According to Part 6 of CRR institutions have to fulfill a liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high-quality liquid assets that can be easily and

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quickly converted into cash to meet their liquidity needs in a 30 calendar day liquidity stress scenario. The required Liquidity Coverage Ratio (“LCR”) is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Generally, institutions, have to meet a minimum LCR of 100%.

In addition, Part 6 of CRR requires banks to calculate a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR indicates if an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. Institutions have to maintain a minimum NSFR of 100%.

The third requirement of Part 6 of CRR contains the reporting requirement for Additional Monitoring Metrics for liquidity reporting (AMM). AMM provides information about a bank’s composition of liquidity which is neither included in the LCR nor in the NSFR and does not include a minimum requirement.

Rentenbank meets all reporting and minimum requirements for LCR and NSFR. Furthermore, Rentenbank meets all reporting requirements for AMM.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The KWG and the Large Exposures Regulation (Großkredit- und Millionenkreditverordnung) supplement the CRR. The CRR defines a large exposure as exposure to a single borrower or group of connected clients that equals or exceeds 10% of the bank’s Tier 1 capital. Besides various monitoring and reporting requirements, large exposures must not exceed 25% of the bank’s Tier 1 capital.

Rentenbank meets all reporting and maximum requirements for large exposure.

Audits

Under German law, Rentenbank must be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Supervisory Board with the consent of the Banking Supervision Authorities. BaFin and Deutsche Bundesbank must be informed of and may reject this appointment. Under the KWG, a bank’s public accountant is required to inform BaFin and Deutsche Bundesbank of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s Statutes.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Management Board and Supervisory Board, BaFin and Deutsche Bundesbank.

Reporting Requirements and Investigations

BaFin may conduct audits, including on-site inspections, of banks on a random basis, as well as for cause. In particular, BaFin may audit our compliance with all relevant requirements for banking supervision, i.e. requirements from KWG, CRR, business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing. In addition, BaFin may attend meetings of Rentenbank’s Supervisory Board and may require such meetings to be convened.

Banks have to enable BaFin to monitor their compliance with banking regulation via regular reportings. BaFin obtains among others information about the financial condition of German banks from the annually audited financial statements as well as the monthly balance sheet. Furthermore, all regulatory reportings according to KWG and CRR are submitted by banks to BaFin and/or Deutsche Bundesbank.

Besides these regular reportings to the national supervisors, BaFin may require further information and documents from a bank as needed.

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BaFin Supervisory and Enforcement Power

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board from office or prohibit them from exercising their current managerial capacities.

In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services and the suspension of acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the KWG and other German laws. Penalties under the KWG may generally be up to €5 million. If the economic benefit derived from the offense is higher, BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Furthermore, violations of the KWG may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

Because of the elaborations of the Basel Committee on Banking Supervision (“BCBS”) regarding the finalization of the Basel III post-crisis reforms, colloquially known as Basel IV, there will be further regulatory changes in the EU banking sector. The remaining changes in regulation will be implemented via a CRR III in the EU. The final draft of the legislative proposal for the European implementation to finalize the Basel rules was published in December 2023. The year of first-time application shall be 2025 with parts of CRR III becoming effective already in 2024. Among other topics there will be material changes to the standardized approach for credit risk (SA), the calculation of credit valuation adjustments (“CVA”) and the capital requirements for operational risks. Rentenbank will implement all relevant requirements on schedule.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute, Finanzdienstleistungsinstitute und Wertpapierinstitute (Kreditinstituts-Rechnungslegungsverordnung; “RechtKredV”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Supervisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (hereinafter referred to as “Deloitte”).

The annual audit of the financial statements is conducted in accordance with German Generally Accepted Auditing Standards and in accordance with the EU Audit Regulation No. 537/2014. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Supervisory Board, the Supervising Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of Deloitte for the year ended December 31, 2023, dated March 1, 2024, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report is required under German Generally Accepted Accounting Standards (“German GAAS”). This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”), U.S. attestation standards or standards issued by the Public Company Accounting Oversight Board (“PCAOB Standards”). Therefore, Deloitte does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS, U.S. attestation standards or PCAOB Standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements of Rentenbank, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in debt securities are classified into the categories trading, available for sale or held to maturity. According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets or liabilities and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in the notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged item pro rata temporis.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 326 Measurement of Credit Losses on Financial Instruments. The CECL (Current Expected Credit Loss) model applies to financial assets measured at amortized cost and certain off-balance sheet credit exposures. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. The allowance for loan losses is a valuation account deducted from the amortized cost of the financial assets to present the net amount expected to be collected. Each reporting period, changes in the estimate of expected credit losses are generally recognized through earnings as a credit expense or a reversal of credit expense. When estimating CECL, reporting entities are required to calculate expected credit losses on a "pooled" basis when instruments have similar risk characteristics.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations and securities held as part of the liquidity reserve. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are reacquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

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Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Since 2016, the discount rates used for pension obligations are the average market interest rates for the past ten fiscal years; until 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Trust Assets / Trust Liabilities

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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MANAGEMENT REPORT

General information about Rentenbank

Promotional mandate

Rentenbank is a promotional bank that operates throughout Germany. According to Rentenbank’s Governing Law, its mission is to promote agriculture along with related upstream and downstream industries, as well as rural areas in general. The Bank’s business activity is aligned with this promotional mandate and its business model is primarily defined by the framework established in Rentenbank’s Governing Law and Articles of Incorporation.

As a promotional bank for agribusiness and rural areas, Rentenbank provides earmarked funds for a wide range of investments. It grants its special promotional loans to local banks in a competitively neutral way to fund projects in Germany. The loans are granted to enterprises in the sectors of agriculture and forestry, viticulture and horticulture, and aquaculture and fisheries. Rentenbank also promotes projects in the food industry and other industries upstream and downstream of agriculture, as well as investments in renewable energy and infrastructure projects in rural areas. Furthermore, the Bank carries out promotional activities on behalf of the German federal government and state governments (mandate business). The appropriation of profit is likewise governed by the promotional mandate. One half of the distributable profit is allocated to Rentenbank’s Promotional Fund and the other half to the Federal Republic of Germany’s Special Purpose Fund administered by Rentenbank. This latter fund serves the purpose of promoting innovation. For this purpose, Rentenbank also invests in venture capital funds that provide targeted financing to start-ups in the areas of ag-tech and food-tech and helps them establish themselves in the market. Moreover, the Bank provides funding to banks, savings banks, and local authorities operating in rural areas, also by purchasing registered bonds, promissory note bonds, and securities.

Management system

The Bank’s strategic objectives and the measures required to achieve them, as well as the key performance indicators, are derived from its business strategy, which is operationalised in the form of different sub-strategies.

The key performance indicators are classified into five categories, which are fundamentally relevant to the goals of maintaining and managing the Bank’s operations:

•	Attractive promotional programmes
•	Sufficient capital and liquidity
•	Adequate risk culture
•	Sufficient resources
•	Efficient bank operations

Segments

The Bank is managed on the basis of three segments:

•	Promotional Activity
•	Capital Investment
•	Treasury Management

In the Promotional Activity segment, Rentenbank promotes investments in agribusiness and rural areas by funding earmarked loans granted to ultimate borrowers by local banks for use in Germany according to the terms and conditions of its special promotional lending programme. By managing the interest terms, it supports preferential promotional goals such as animal welfare, environmental protection, and investments made by young farmers.

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Rentenbank also fulfils its promotional mandate by acting as a funding partner to lending banks operating in agriculture and rural areas, as well as local authorities in rural areas. Such funding takes the form of various financial instruments (registered bonds, promissory notes, securities). These transactions also serve to fulfil regulatory liquidity requirements in part. Rentenbank manages both the business volume and the risk structure.

Since 2022, Rentenbank’s line-up of promotional instruments to finance start-ups operating in areas related to the Bank’s promotional mandate also includes investments in venture capital funds, which are presented within the “Promotional Activity” segment.

The mainly maturity-matched funding operations are likewise assigned to the Promotional Activity segment.

The “Capital Investment” segment comprises investments of the Bank’s equity and long-term provisions. The Bank invests mainly in registered bonds, promissory notes, and securities issued by banks and public-sector issuers.

Short-term liquidity and short-term interest rate risk are managed in the “Treasury Management” segment. Various instruments featuring fixed-interest periods of no more than one year are available for short-term investments of surplus liquidity and for the borrowing of required liquidity. In addition to money market transactions, Rentenbank can also purchase longer-term debt instruments for the purpose of managing the Bank’s liquidity profile.

Financial key performance indicators

Financial key performance indicators are the key financial reporting-related metrics applied to measure the achievement of strategic objectives within the internal management system. These KPIs are reflective of the Bank’s business activities. They include:

•	Operating result (operating result before loan loss provisions and valuation effects)

Rentenbank’s business activity is not geared primarily to generating profits, but rather to fulfilling its statutory promotional mandate. However, business management principles must be observed in order for the Bank to perform a self-supporting promotional activity. In particular, this means that the Bank’s activities must be economically efficient so that it can permanently sustain and adapt its promotional activity when necessary. With a view to rising regulatory requirements, the operating profit is reinvested to strengthen the Bank’s capital base. Rentenbank relies on its high credit rating as a promotional institution under public law combined with a commensurate capital markets strategy to raise funds at favourable rates.

•	Cost-income ratio[1]

As a key performance indicator for measuring cost in relation to income, the cost-income ratio is applied to ensure the efficient use of the Bank’s resources. Referring as it does to the ratio of cost to income, it is influenced by changes in both these variables. To enhance operational transparency, allocations to promotional contributions and reversals of promotional subsidies from previous years are not included in the calculation of the cost-income ratio. The cost-income ratio is observed over a longer period of time and is supplemented by the periodic analysis of changes in costs.

1    The cost-income ratio is calculated as the ratio of cost to income. The numerator shows the sum of general administrative expenses, depreciation, amortisation and impairments of intangible assets as well as property and equipment, other operating expenses and income taxes. The denominator shows the sum of interest income and current income minus interest expenses (plus allocation to the interest subsidy, minus reversals from previous years), other operating income and fee and commission income minus fee and commission expenses.

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•	Volume of promotional loans

The volume of promotional loans refers to the volume of new special promotional loans granted in a given year. The special promotional loans granted to promote agribusiness and rural areas represent the core of Rentenbank’s promotional activity. The loans are granted as earmarked funding instruments. The loans granted to the federal states’ development banks may also be bundled together.

These three financial key performance indicators and their primary components are calculated and checked against the corresponding budget values as part of the monthly reporting process. They are also included in the multi-year plan as separate indicators. Additional information on the financial key performance indicators is provided in the section on Rentenbank’s financial position, cash flows, and financial performance and in the forecast report.

Non-financial key performance indicators

•	Employees

Highly qualified and dedicated employees are the basis of Rentenbank’s long-term success. The objectives of the corresponding personnel strategy, which is consistently derived from the business strategy, include the assurance of appropriate staff in quantitative and qualitative terms, the promotion of equal opportunity, and the provision and refinement of personnel management instruments and processes.

•	Corporate social responsibility

An essential aspect of Rentenbank’s corporate social responsibility is closely linked to its promotional mandate. As a direct agency of the German federal government, however, it is also committed to serving the public good beyond the scope of its promotional mandate.

•	ESG ratings

An enterprise’s activities in the area of sustainability management are reflected in its ESG ratings, which assess the entirety of an enterprise’s exertions in this area. ESG ratings are an important indicator for external stakeholders, but they also serve to measure the success of implemented sustainability measures. Rentenbank strives to continually improve its ESG ratings or maintain them at a constantly high level.

Affiliated companies

The Bank’s direct and indirect subsidiaries are:

•	LR Beteiligungsgesellschaft mbH (LRB)
•	DSV Silo- und Verwaltungsgesellschaft mbH (DSV)
•	Getreide-Import-Gesellschaft mbH (GIG)

All material risks of the subsidiaries are concentrated in and centrally managed by Rentenbank. As in previous years, the scope of the subsidiaries’ business activity was strictly limited in the 2023 financial year. The primary activity of DSV and GIG was limited to the fulfilment of pension obligations to former employees of those entities for which DSV and GIG are the legal successors. GIG will be merged into DSV along with all its assets and pension liabilities with retroactive effect to the turn of the year 2023/2024. Beginning in 2024, DSV will also fulfil the pension claims of GIG’s retirees according to plan and GIG itself will be dissolved under the applicable provisions of German commercial law. LRB’s business activity essentially consists in the management as a holding company and business management agent of the affiliates DSV and GIG and the investment of their liquid funds. Rentenbank had issued a letter of comfort in favour of LRB, under which it undertakes, insofar as and for as long as it holds 100% of LRB’s equity, to provide it with enough financial resources that it will be able to fulfil its obligations punctually at all times.

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Public Corporate Governance Code

The Statement of Compliance with the German Public Corporate Governance Code issued by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

Economic report

General economic and institution-specific conditions

International interest rate and monetary policy

Economic conditions in 2023 were affected by the consequences of the ongoing war in Ukraine and the fresh escalations in the Middle East, among other factors. Due to weak foreign demand, restrained consumer spending, and higher investment financing costs due to monetary tightening by the European Central Bank (ECB), Germany’s gross domestic product contracted by -0.3%.2 Economic growth was additionally dampened by natural disasters and extreme weather events caused by climate change.

The sharp rise in inflation witnessed in the previous year was slowed further in 2023 by monetary tightening on the part of the ECB, as well as baseline effects. Thus, the increase in the Harmonised Index of Consumer Prices (HICP) in the Eurozone fell from 8.6% in January 20233 to 2.9% in December4.

To combat inflation, the ECB raised its base interest rate in six steps from 2.5% at the start of the year to 4.5% in September. The ECB also announced that it would reduce the portfolio of securities purchased under its Asset Purchase Programme (APP) by no longer re-investing redemptions as of July 2023. By contrast, redemptions of securities purchased under the Pandemic Emergency Purchase Programme (PEPP) are to be reinvested through 2024. In addition, ECB continued to provide adequate liquidity to banks in a third round of its Targeted Longer-Term Refinancing Operations (TLTRO III). The Transmission Protection Instrument was also kept available to banks.5

The US Federal Reserve (the “Fed”) likewise continued to tighten its monetary policy in 2023, raising its base rate in four steps from a range of 4.25% to 4.50% at the start of the year to a range of 5.25% to 5.50% in July and leaving it unchanged after that.6

The euro appreciated modestly against the US dollar during the course of 2023. At the end of 2023, the ECB set the reference rate for the euro-dollar exchange rate at 1.11, 3.7% above the rate at the end of 2022 (1.07).7

Development of long-term interest rates

Long-term interest rates trended upwards over the course of the year due to the rise in base interest rates. However, the increase in long-term interest rates was somewhat muted due to the fact that the geopolitical conflicts and uncertainties buoyed investor demand for safe-haven investments. Nevertheless, the expectation in financial markets that the ECB could begin to lower interest rates already in the spring of 2024 caused long-term interest rates to fall again, beginning in the autumn of 2023. Thus, the yield of 10-year German Bunds fell to 2.03% at the end of 2023, below the 2.56% level observed at the end of 2022.8

2 Press release of the German Federal Statistical Office (DESTATIS), No. 019 of 15/01/2024

3 Eurostat, Euro Indicators 81/2023 of 19/07/2023

4 Eurostat, Euro Indicators 10/2024 of 17/01/2024

5 ECB press releases of 02/02, 16/03, 04/05, 15/06, 27/07 and 14/09/2023

6 http://www.leitzinsen.info/usa.htm

7 ECB reference exchange rates: https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/eurofxref-graph-usd.en.html

8 Börsen-Zeitung 30/12/2023, p. 1

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Development of the economic environment for promotional activity

According to an estimate of the German Federal Agriculture Information Centre (Bundesinformationszentrum Landwirtschaft), German agricultural output rose modestly to EUR 76.3 billion in 2023. Whereas the output value of crop production rose by 1.4% to EUR 37.3 billion, the output value of livestock production declined by -0.8% to EUR 35.3 billion year on year.

Within the category of crop production, the production values of grain (-33%) and oilseed (-37%) declined due to lower world market prices, while the production values of fodder crops (+44%) and vegetables (+5% to +28%) increased. On the cost side, fertiliser prices fell as a result of lower energy prices.

The output value of livestock farming increased (+18%) as a result of higher prices due to a further reduction of pig populations. By contrast, the output value of beef production was modestly lower (-5%) as a result of shrinking cattle populations. Due to the fact that the output value of dairy production declined by -13% due to lower milk prices, the overall output value for livestock and livestock products was slightly lower.9

On the whole, the economic situation of agricultural enterprises in the 2022/2023 financial year (July 1, 2022 to June 30, 2023) was much better than in the previous year. Unusual increases in food prices due to global shortages led to higher producer prices, lifting the economic results of German agricultural enterprises to an all-time high.

At EUR 115,400, the average profit of agricultural enterprises was 45% higher than in the previous year. With the exception of viticulture, all types of agricultural enterprises generated higher results, with livestock farmers posting the biggest gains.10

The quantity of electricity generated from renewable energy sources in Germany increased further, rising by 7% to 272.3 TWh in 2023. Onshore wind power generation accounted for the greatest share (44%), followed by photovoltaics (22%) and biomass (16%). The preliminary net increase in onshore wind power capacity was 2,652 MW in 2023, that being 4.6% more than in the previous year. The preliminary net increase in photovoltaics capacity was 13,037 MW, 19% more than in 2022.11

Business development

The volume of new special promotional loans granted in 2023 was EUR 5.9 billion, as compared to EUR 6.9 billion in the previous year. The volume of new promotional loans granted in the “Agriculture” promotional line declined as a result of lower demand for machinery and building financing. The demand for liquidity protection loans was also lower. Rentenbank also granted fewer new special promotional loans in its “Agribusiness and Food” promotional line, likewise due to lower demand for machinery and building financing. After the unusually high volume of loans granted in the “Renewable Energy” promotional line in the previous year, the demand for wind power financing in particular was markedly lower. However, the situation was different in the “Rural Development” promotional line, where the volume of new loans granted in 2023 increased substantially as the development banks of the German federal states took out considerably more global bonds for rural areas.

To bolster innovation in Germany, Rentenbank also invests in venture capital. In the past financial year, investments were again made in venture capital funds focused on the areas of ag-tech and food-tech.

The total volume of new promotional loans amounted to EUR 10.7 billion in the past financial year, which was below the level of the previous year (EUR 11.5 billion).

9 BMEL Statistics: https://www.bmel-statistik.de/landwirtschaft/landwirtschaftliche-gesamtrechnung/produktionswert

10 Situation Report 2023/2024 of the German Farmers Association (Deutscher Bauernverband, DBV), Chapter 5.2

11 AGEE-Stat/UBA: Monthly Report on the Development of Renewable Electricity Generation and Output in Germany, as of 12/01/2024

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The nominal amounts of new promotional activity are presented in the table below:

	Jan. 1 to Dec. 31, 2023 € million	Jan. 1 to Dec. 31, 2022 € million	Change € million
Special promotional loans	5,946	6,879	- 933
Registered bonds/promissory note bonds	3,563	3,109	454
Securities	1,217	1,507	- 290
Venture capital investments	22	30	- 8
Total	10,748	11,525	- 777

Due to rounding, there may be minor differences in totals and percentage calculations in the present report.

Rentenbank borrows the funds it needs at attractive terms. It raised EUR 10.5 billion (EUR 11.8 billion) in medium- and long-term funds in the national and international financial markets in 2023. The Bank employed the following medium- and long-term funding instruments:

	Jan. 1 to Dec. 31, 2023 € billion	Jan. 1 to Dec. 31, 2022 € billion	Change € billion
Euro Medium Term Notes (EMTN)	7.7	9.9	-2.2
Global bonds	2.1	1.3	0.8
AUD Medium Term Notes (MTN)	0.7	0.5	0.2
Domestic capital market instruments	0.0	0.1	-0.1
Total	10.5	11.8	-1.3

Economic position

Financial performance

The Bank’s financial performance is presented in the table below:

	Jan. 1 to Dec. 31, 2023 € million	Jan. 1 to Dec. 31, 2022 € million	Change in € million
Net interest income 1)	310.0	268.8	41.2
Net commission income	–2.5	–2.4	-0.1
Administrative expenses	113.6	112.5	1.1
Other operating result	4.8	5.2	-0.4
Income taxes/other taxes	1.4	1.3	0.1
Operating result before loan loss provisions/valuation effects	197.3	157.8	39.5
Loan loss provisions/valuation effects	160.3	121.8	38.5
Net income for the year	37.0	36.0	1.0

1) Net interest income including income from equity interests.

Operating result before loan loss provisions and valuation effects

The operating result before loan loss provisions and valuation effects amounted to EUR 197.3 million, well above the level of the previous year (EUR 157.8 million) and was considerably better than expected, particularly thanks to the very good net interest income earned in the “Promotional Activity” and “Treasury Management” segments.

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Net interest income

Interest income, including income from equity interests, amounted to EUR 3,464.9 million (EUR 1,993.7 million). After deducting interest expenses of EUR 3,154.9 million (EUR 1,724.9 million), net interest income came to EUR 310.0 million (EUR 268.8 million).

Net interest income by segment	Jan. 1 to Dec. 31, 2023 € million	Jan. 1 to Dec. 31, 2022 € million	Change in € million
Net interest income
Promotional Activity	206.9	149.3	57.6
Capital Investment	66.9	74.5	-7.6
Treasury Management	36.2	45.0	-8.8
Total net interest income	310.0	268.8	41.2

The net interest income of the Promotional Activity segment amounted to EUR 206.9 million, well above the level of the previous year (EUR 149.3 million). Compared to the previous year, fewer interest subsidies were granted, which had a positive effect on net interest income, as did the higher margins on new registered bonds, promissory note bonds, and securities.

In the Capital Investment segment, net interest income declined by 10.2% from the previous year to EUR 66.9 million. Interest income on prior investments and the higher than planned DZ BANK dividend were not enough to fully offset the higher funding costs of prior investments, for which reason net interest income came out slightly below expectations.

The net interest income of the Treasury Management segment in the amount of EUR 36.2 million was lower than the corresponding previous-year figure of EUR 45.0 million, but well above expectations. The increase resulted from favourable funding terms in the money market and higher business volumes.

Administrative expenses

Administrative expenses rose by 1.0% to EUR 113.6 million (EUR 112.5 million), mainly due to the EUR 10.2 million increase in material expenses. This increase was partially offset by the EUR 8.6 million decrease in personnel expenses and the EUR 0.6 million decrease in depreciation, amortisation and impairments compared to the previous year.

The higher material expenses resulted mainly from higher expenses for IT investments.

The decrease in personnel expenses is mainly attributable to the substantial, inflation-driven adjustment to pension obligations in the previous year. This effect was partially offset by the higher number of employees and the moderately higher personnel expenses. The average staff level (according to Section 267 (5) HGB) is now 420 employees (PY: 391 employees).

Depreciation, amortisation and impairments of property and equipment and intangible assets fell to EUR 10.2 million (EUR 10.8 million) as a result of lower depreciation and amortisation charges for buildings and software.

Other operating result

The other operating result declined from EUR 5.2 million to EUR 4.8 million, mainly due to an unscheduled specific allocation to the Innovation Fund and lower cost reimbursements by the German federal government in relation to the mandate business that Rentenbank performs for the German federal government.

Loan loss provisions / valuation effects

A net amount of EUR 159.8 million was allocated to the loan loss provisions under the heading of “Loan loss provisions / valuation effects”. Of this total, EUR 84.8 million was allocated to the Fund for general banking risks, thus further increasing the Bank’s regulatory capital.

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Net income / distributable profit

The net income for the year rose from EUR 36.0 million to EUR 37.0 million in the past financial year.

Subject to a corresponding resolution of the Supervisory Board, a total amount of EUR 18.5 million (EUR 18.0 million) is to be allocated from net income to the principal reserve.

The distributable profit of EUR 18.5 million remaining after the allocation of funds to the principal reserve was modestly higher than the previous-year figure (EUR 18.0 million). One half the distributable profit is to be allocated to the German federal government’s Special Purpose Fund administered by Rentenbank and the other half to Rentenbank’s Promotional Fund.

Financial position and cash flows

Rentenbank’s financial position according to the financial statements is presented in the table below:

Changes in significant asset items	Dec. 31, 2023 € million	Dec. 31, 2022 € million	Change € million
Loans and advances to banks	67,244.3	66,006.5	1,237.8
Loans and advances to customers	7,502.4	7,800.3	-297.9
Bonds and other fixed-income securities	15,855.2	15,898.7	-43.5

Loans and advances to banks totalled EUR 67.2 billion at December 31, 2023 (EUR 66.0 billion). They accounted for 68.8% of total assets and were slightly higher than the previous-year figure. Thus, they still represent the largest constituent of total assets. The increase in loans and advances to banks is attributable in part to the higher holdings of registered bonds and promissory note bonds and in part to the higher volume of money market transactions at the reporting date. On the other hand, the volume of special promotional loans was lower than in the previous year.

Loans and advances to customers mainly include the promissory notes issued to the German federal states, rural districts, and municipalities. This balance sheet item declined by EUR 0.3 billion to EUR 7.5 billion because the amount of maturing loans exceeded the amount of new loans granted.

The portfolio of bonds and other fixed-income securities amounted to EUR 15.9 billion, little changed from the previous year. As in the previous year, this portfolio is assigned in full to Fixed assets.

Changes in key items of liabilities and equity	Dec. 31, 2023 € million	Dec. 31, 2022 € million	Change € million
Liabilities
Liabilities to banks	1,765.1	1,757.5	7.6
Liabilities to customers	1,834.5	2,084.8	-250.3
Securitised liabilities	85,756.5	83,745.8	2,010.7
Subordinated liabilities	40.0	40.0	0.0
Total	89,396.1	87,628.1	1,768.0

Equity (including Fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,233.6	1,215.1	18.5
Distributable profit	18.5	18.0	0.5
Fund for general banking risks	3,479.8	3,395.0	84.8
Total	4,866.9	4,763.1	103.8

Liabilities

Liabilities to banks in the amount of EUR 1.8 billion were little changed from the previous year, while liabilities to customers declined by EUR 0.3 billion to EUR 1.8 billion. The overall decline resulted mainly from the decrease in global bonds.

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Securitised liabilities increased by EUR 2.0 billion or 2.4% to EUR 85.8 billion. The Medium-Term-Note (MTN) programme was still the Bank’s most important funding source, contributing EUR 63.4 billion in 2023, about the same as in the previous year. Outstanding Euro Commercial Paper (ECP) issues rose to EUR 8.5 billion (EUR 7.6 billion) and outstanding global bonds rose to EUR 13.4 billion (EUR 12.4 billion).

Equity

Equity including the fund for general banking risks pursuant to Section 340g HGB rose in total by EUR 103.8 million to EUR 4,866.9 million. Half of net income totalling EUR 37.0 million was allocated to retained earnings and half to the distributable profit. The Fund for general banking risks was increased by EUR 84.8 million.

Regulatory capital ratios

The total capital ratio of 31.3% (PY: 31.7%) and the CET 1 capital ratio of 31.3% (PY: 31.7%) reflect Rentenbank’s strong capitalisation and are still well above the minimum regulatory requirements.

Please refer to Chapter 4.6 for details on the amounts and development of regulatory own funds and risk-weighted assets (RWAs).

Capital expenditures

Capital expenditures in the past year were still focused on modernising the Bank’s IT systems, particularly the replacement of the internally developed, host-based core banking system. In this respect, major milestones were achieved with the successful migrations to SAP and Murex. The Bank also conducted preliminary studies for additional implementation measures and launched the corresponding projects. Moreover, considerable funds were invested to implement regulatory requirements and improve IT security.

The Promotion Portal introduced in cooperation with the Federal Agriculture Programme in December 2020 was further optimised and the internal IT systems were integrated into it.

To digitalise the Bank’s processes, additional bots were developed to perform routine application processing tasks, thus enhancing efficiency.

Aside from modernising the IT landscape, Rentenbank is also investing in the energy-efficient refurbishment of the landmark-status building on Hochstraße in Frankfurt am Main.

Liquidity

The Federal Republic of Germany bears the institutional responsibility and guarantee for the liabilities of Rentenbank (statutory funding guarantee).

Thanks to the resultant AAA rating, Rentenbank is able to procure liquid funds in the market without any problems. The considerable holdings of debt instruments eligible as collateral for borrowings from the Bundesbank represent an additional liquidity reserve. For more information on this subject, please refer to the description of liquidity risks in the Risk Report section of the present Management Report.

Summary assessment of business development and economic position

The Management Board judges the Bank’s business development and the development of its financial position, cash flows, and financial performance to be satisfactory. The same goes for the financial and non-financial key performance indicators defined in the section “Management System”.

Financial and non-financial key performance indicators

Financial key performance indicators

The operating result before “loan loss provisions and valuation effects” (operating result) amounted to EUR 197.3 million, 25.0% higher than the previous-year operating result of EUR 157.8 million and far above

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the expectations for 2023. Net interest income increased by 15.3% and administrative expenses increased by 1.0% over the respective previous-year figures.

The aforementioned development of income and administrative expenses also affected the cost-income ratio, one of our key performance indicators. Moreover, the allocations to promotional contributions (EUR 31.7 million) and reversals of promotional grants from previous years (EUR 3.8 million) are excluded from the cost-income ratio. Contrary to expectations, the cost-income ratio fell to 35.6% from the previous year (36.7%). Taken as a whole, the cost-income ratio is still very low.

The key performance indicator “volume of promotional loans”, which comprises the volume of new special promotional loans granted in a given year, amounted to EUR 5.9 billion in the past financial year (PY: EUR 6.9 billion), which fell short of our expectations.

Non-financial key performance indicators

With regard to the key performance indicator of “employees”, Rentenbank had a total of 436 (PY: 403) employees (excluding apprentices, interns, employees on parental leave, and members of the Management Board) at the end of 2023.

With regard to employee qualifications, the average number of continuing education days per employee came to 3.1 in 2023 and thus remained at the same high level as in the previous year (3.2 days).

Rentenbank’s work benefits society in many ways. In 2023, it provided promotional funds totalling EUR 9.7 million through its Promotional Fund, sponsoring of agricultural and general causes, the forest project in the Buchenborn forest reserve, donations to cultural institutions and social organisations in Frankfurt am Main, and the Edmund Rehwinkel Foundation.

ESG ratings

Rentenbank’s sustainability performance is regularly assessed by rating agencies specialising in sustainability. Rentenbank is rated by ISS ESG, Moody’s ESG Solutions (V.E), MSCI ESG, and Sustainalytics.

•	ISS ESG (as of July 21, 2022): D+ (on a scale of A+ to D-).
•	Sustainalytics (as of June 9, 2023): “Negligible Risk” with 9.1 out of 100 possible points, 0 being the best score.
•	MSCI ESG Ratings (as of April 27, 2023): AA (on a scale of AAA to CCC)
•	Moody’s ESG Solution (as of August 20, 2021): 52 of 100 possible points.

Rentenbank underwent a feedback process only with Sustainalytics in 2023, as a result of which the rating improved further from 11.3 to 9.1. The last feedback processes with MSCI ESG and Moody’s ESG Solutions were three years ago. The last feedback process with ISS ESG was in 2018. Given that Rentenbank is continually improving its sustainability performance, the results are less representative, the longer back the feedback process or rating update occurred.

Forecast and opportunities report

Anticipated development of business and general conditions

The economic performance of Rentenbank mainly depends on the prevailing conditions in the credit and financial markets, which are, in turn, decisively influenced by the monetary policy of central banks, the development of prices and currencies, and the development of public finances.

Macroeconomic outlook

Global economic growth is expected to be moderate in 2024. For Germany, the Bundesbank expects a modest increase of 0.4% in gross domestic product (GDP), particularly on the strength of rising consumer

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spending and growing foreign demand. The Harmonised Index of Consumer Prices (HICP) is expected to decline appreciably over the course of 2024 from the high average level of 6.1% in 2023. The Bundesbank anticipates an annual average reading of 2.7%.12 This value would still be above the 2% target set by the European Central Bank (ECB). To achieve this target, the ECB intends initially to keep its base interest rate at the level of 4.5%.13 By announcing this attention, it dampened the market’s hopes for interest rate cuts and consequently capital market interest rates rose again modestly in the first few weeks of 2024.

Based on lower inflation and only moderate economic growth, the majority of the members of the Federal Open Market Committee of the US Federal Reserve (the “Fed”) expect to make the first reductions in the base interest rate in 2024, bringing it down to a level of between 4.5% and 5.0%.14

Against the backdrop of falling inflation rates and possible rate cuts on the part of central banks, Rentenbank expects that capital market interest rates will not rise further or least not appreciably, amidst continued volatility. Also in view of the rather restrained economic growth and ongoing geopolitical tensions and risks, Rentenbank expects that long-term interest rates will probably oscillate within a sideways pattern or trend slightly down in the further course of the year.

Outlook for the economic environment for promotional activity

Investments in agriculture and food and therefore also the demand for special promotional loans are influenced by many factors, one of which being the development of general economic conditions, which influences demand and prices in the agricultural markets. However, agricultural investment propensity is also heavily influenced by political and legal framework conditions, as well as public-sector promotional support.

Based on the foreseeable trends in agricultural and commodity markets at the end of 2023, the income of agricultural enterprises can be expected to decrease in line with the development of prices in the current fiscal year 2023/24. On the other hand, expenses will also be lower. The peak profits generated in fiscal year 2022/23 are not likely to be repeated in the current fiscal year.15 The Association of Chambers of Agriculture (Verband der Landwirtschaftskammern, VLK) anticipates markedly worse economic conditions on the whole for agricultural enterprises and a decrease in their profits of between - 33% and - 53% in the 2023/24 fiscal year.16

The “Agriculture Business and Investment Barometer” survey sponsored by Rentenbank provides insights into the current and future business situation of farmers in Germany. According to the latest survey results from December 2023, crop and fodder production enterprises take a somewhat better view of their future economic situation, while livestock production enterprises take a much more pessimistic view of the future. Agricultural enterprises anticipate adverse effects particularly from stricter environmental regulations and high prices for operating supplies.17

The majority of food production enterprises take a rather pessimistic view of the future. Many enterprises anticipate persistently high uncertainty regarding the future energy supply, the development of general economic conditions, and future consumption decisions.18

12 Bundesbank Monthly Report December 2023, p. 16

13 ECB press release of 14/12/2023

14 https://www.federalreserve.gov/monetarypolicy/files/fomcprojtabl20231213.pdf, p. 4

15 DBV Situation Report 2023/24, Chapter 5.2

16 VLK: „Prognose der Wirtschaftsentwicklung für das laufende Wirtschaftsjahr 2023/24“ (“Forecast of Economic Development in the Current Fiscal Year 2023/24”), press release of 15/01/2024

17 Agriculture Business and Investment Barometer, survey December 2023

18 EY „Agribusiness-Umsatz knackt 300-Milliarden-Marke – Aussichten trüben sich jedoch ein“ (“Agribusiness revenues cross EUR 300 billion mark, but the outlook has darkened”), press release of 17/01/2024

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The transformation of agricultural enterprises into digitalised enterprises that can also fulfil the increasing strict requirements of environmental protection and animal welfare will necessitate substantial investments.

The German federal programme to promote investment in the construction of more humane pigsties and the additional ongoing costs of enhanced animal protection in pig farming is scheduled to begin in 2024. The promotional volume is EUR 1 billion. Rentenbank’s business also stands to benefit from this programme.19

Rentenbank expects additional growth impetus in the renewable energy sector. The German federal government intends to accelerate the expansion of renewable energy and increase its share of gross electricity consumption to 80% by the year 2030. Wind power in particular will make a decisive contribution to this goal. The German Wind Energy Association (Bundesverband Windenergie, BWE) expects that onshore wind energy installations will increase by more than 4 GW in 2024.20 The German Solar Industry Association (Bundesverband Solarwirtschaft, BSW) anticipates consistently high demand for solar power systems in 2024, particularly due to further increases in electricity prices.21

Extreme weather events caused by climate change can lead to substantial infrastructure damage, as shown for example by the latest flooding along the shores of the Baltic Sea in the autumn of 2023 and the flooding in large parts of Germany at the turn of the year from 2023 to 2024. Such events make it likely that higher investments will be needed to modernise and expand relevant infrastructures. The German federal government laid out the basic principles of modern water management for the first time in its National Water Strategy 2023.22

Business development forecast

The Bank’s loan loss provisions were little changed in the 2023 financial year. Rentenbank expects that the loan loss provisions will be subject to only minor changes in 2024. This effect is supported by the small unsecured portion of the Bank’s lending portfolio together with the steady performance and consistently good credit ratings of the Bank’s business partners. Rentenbank continually monitors the business development of its business partners. There was no need to recognise specific valuation allowances (SVAs) in 2023 and it is not planned to recognise any SVAs in 2024 either.

Annual and five-year budget plans are prepared for the purpose of forecasting the Bank’s future financial position, cash flows, and financial performance. These budget plans cover the planned development of new loans, existing loans, capital, income and costs, as well as adverse scenarios. They also include the planned development of regulatory ratios and the anticipated development of the Bank’s risk-bearing capacity. The forecasts offered in the following refer to the budget plan for 2024.

Budget plan for the 2024 financial year

According to the current budget plan, the average volume of new promotional loans is expected to be about the same as in the preceding year and the net interest rate spreads for new promotional loans are expected to be moderately lower. Because the planned net interest rate spreads for new promotional loans are somewhat lower than the spreads for the promotional loans maturing in 2024, having benefited from some positive exceptional effects resulting from the much higher level of interest rates in 2023, planned net interest income in the Promotional Activity segment will be sharply lower than in the preceding year.

19 BMEL: „PLANAK beschließt GAK-Rahmenplan für die Jahre 2024-2027“, (“PLANAK adopts GAK master plan for the years 2024-2027“), press release of 13/12/2023

20 BWE: „Windenergieausbau an Land 2023 Aufwärtstrend fortgesetzt, Resilienz muss gestärkt werden“, (“Onshore wind energy expansion continues upward trend in 2023, resilience must be enhanced”), press release of 16/01/2024

21 BSW: „2023 mehr als eine Million neue Solaranlagen“ (“More than one million new solar power systems in 2023”), press release of 03/01/2024

22 German federal government: „Wasser ist für uns lebenswichtig“ (“Water is essential for life”), press release of 15/03/2023, https://www.bundesregierung.de/breg-de/themen/nachhaltigkeitspolitik/nationale-wasserstrategie-2171158

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Special promotional loans will continue to be the focus of the Bank’s lending activity. Rentenbank plans to grant new promotional loans totalling EUR 7 billion in 2024. However, the economic environment and investment propensity are rather weak at the present time. The inverted yield curve is the main factor weighing on demand.

In the Promotional Activity segment, the portfolio of securities, registered bonds, and promissory note bonds in 2024 is expected to be moderately below the level of 2023.

Already in 2022, Rentenbank’s offering of promotional loans to finance start-ups related to the Bank’s promotional mandate was expanded to include investments in a venture capital fund. Commitments of an amount in the double-digit millions have already been made. We are planning to make further investments, likewise of an amount in the double-digit millions, in 2024.

In the Capital Investment segment, Rentenbank expects that interest income in 2024 will be well above the level of the preceding year, mainly due to the fact that reinvestment returns will be considerably higher than the returns on maturing investments and new investments.

Considerably lower net interest income is anticipated in the Treasury Management segment in 2024 due to the expectation of narrowing spreads over the course of the year. Moreover, minimum reserve assets have no longer borne interest since September 2023.

Considerably lower net interest income in total is expected from the three operating segments in 2024.

Planned administrative expenses in 2024 are likely to be higher than in the preceding year particularly in view of the intention to increase staffing levels further in the areas of IT and promotional activities. Planned material expenses are still influenced by the high level of investments to modernise IT infrastructure, for which reason they are about the same as in the previous year. In view of the anticipated development of income and costs, a significantly lower operating result before loan loss provisions and valuation effects is expected in 2024. Despite the lower expected operating result, Rentenbank will be able to continue funding its planned promotional activities from its current income without limitation.

The cost-income ratio will probably be moderately higher due to lower income and higher administrative expenses.

Rentenbank’s ESG ratings are expected to be at about the same levels at least in 2024.

Opportunities and risks

Additional opportunities and risks affecting the development of the Bank’s business compared to the planned results for 2024 could arise as a result of changed operating conditions.

The further course of the conflicts in the Middle East and in Ukraine, the development of inflation, and supply chain problems are among the factors that could decisively change the basic economic conditions. A protracted downturn could develop in the Eurozone.

Apart from the demand for credit, the development of interest rates and credit spreads would be the chief factors shaping opportunities and risks in such a scenario. However, the effects on Rentenbank’s financial position, cash flows, and financial performance would be limited by reason of its business model as a promotional bank.

In an economically uncertain environment, the Bank’s own credit spreads have mostly proved to be relatively stable thanks to its credit rating. In this scenario, rising credit spreads of the Bank’s business partners would have a positive effect on its net interest income. Any unexpected rise in interest rates would likewise have a positive effect on Rentenbank’s net interest income because Rentenbank invests its equity in long-term fixed-interest securities.

This scenario would have a temporarily adverse effect on the Bank’s financial position by increasing its undisclosed liabilities. In a worsened economic environment, the Bank would be exposed to the risk that the credit ratings of the borrowers in its portfolio would deteriorate and therefore reduce the volume of new

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promotional loans. With respect to the Bank’s venture capital investments, the risk of impairments and defaults would increase in such a scenario of worsening economic conditions.

More detailed information on the Bank’s risks is provided in the Risk Report section.

Further, as yet unknown regulatory requirements could give rise to additional adverse factors affecting administrative expenses such as increased IT and personnel expenses. Such additional regulatory requirements could also necessitate further changes in the IT infrastructure beyond the already planned investments. Moreover, the refurbishment of the landmark-status bank building on Hochstraße could lead to negative budget variances and higher costs.

Developments in the current financial year

At the beginning of the current financial year, the total net interest income of the three operating segments was moderately less than in the previous year, but considerably higher than the plan figure particularly due to the performance of the Promotional Activity segment, in which fewer interest subsidies were granted at the beginning of the year.

Based on the developments to date in the current fiscal year, the Management Board considers the operating results planned for the 2024 fiscal year to be achievable.

The forecast report contains certain forward-looking statements that are based on current expectations, estimates, assumptions, and forecasts of the Management Board, as well as the information available to it. These statements particularly include statements about the Bank’s plans, business strategy, and prospects. Such forward-looking statements are signified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “strives”, “estimates” and similar expressions. These statements are not to be understood as guarantees of the future developments mentioned therein, but rather as being dependent on factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, Rentenbank accepts and assumes no obligation to update forward-looking statements after the publication of this information.

Risk report

The central task of the Bank’s risk management system (RMS) is to manage the risks arising from its business activities. The RMS is based on:

•	A risk strategy, consistently derived from the overall business strategy,
•	The Risk Appetite Framework and the Risk Appetite Statement,
•	Ongoing assessments to confirm the adequacy of the Bank’s capital and liquidity position,
•	Clear structural and procedural organisation of the RMS within a three-lines-of-defence structure.

Rentenbank is not a CRR institution within the meaning of Section 1 (3d) of the German Banking Act (Kreditwesengesetz, KWG). It is subject to the national jurisdiction of the German regulators, the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) and the Bundesbank. Rentenbank is nonetheless subject to the Capital Requirements Regulation (CRR) pursuant to Section 1a (1) KWG. Furthermore, Rentenbank does not keep a trading book according to Art. 4 para. 1 nos. 85 and 86 CRR.

Organisation of risk management

The Management Board bears overall responsibility for the RMS. It is informed about the risk situation on a regular and ad-hoc basis.

The Management Board informs the Supervisory Board about the risk situation in the regular meetings of the Supervisory Board and about the occurrence of material risk-relevant events on an ad-hoc basis.

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The Supervisory Board has formed various committees to deal with specific issues. The Management Board reports on the risk situation in the meetings of the Risk Committee. Besides discussing the risk situation, the Risk Committee deals with material risk-relevant issues. The Audit Committee particularly deals with the auditor’s report and the annual financial statements. Both committees and the competent regulatory authorities receive the risk report on a quarterly basis.

Rentenbank has established various committees to manage the Bank’s business and risks. The Risk Committee, which convenes at least once every quarter, is the central committee bearing responsibility for risk management. It discusses central issues and topics of risk management and advises the Management Board on this subject. Besides the members of the Management Board, the committee members include the Head of the Risk Controlling Department and the Heads of the Credit, Finance, Treasury, and Promotional Activity Departments.

The committee known as the “Regulatory Issues Work Group” coordinates the assessment and monitoring of intended regulatory and legal changes that affect the Bank as a whole and serves to bolster compliance within the Bank. This committee addresses relevant regulatory issues, helps ensure that implementation responsibilities are specified within the Bank, and monitors the implementation.

Rentenbank established the Sustainability Board in recognition of the heightened importance of sustainability. It deals with sustainability-related requirements and the operational and strategic implications of these requirements for Rentenbank.

To ensure a robust RMS, Rentenbank has organised its internal control system (ICS) in a clear three-lines-of-defence structure. The first line of defence is formed by primary and key controls in the operating units. The second line of defence is composed of the Regulatory Issues Work Group, the special MaRisk functions of Risk Controlling and Compliance pursuant to the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, MaRisk), the officers in charge of information security, money laundering and other criminal acts, and data protection. The Internal Audit Department forms the third line of defence.

The CRO serves as the Head of the Risk Controlling Department pursuant to the MaRisk. The Risk Controlling Department performs essential tasks of the Risk Controlling function, which include supporting the Management in all risk policy matters, particularly in the development and implementation of the risk strategy, the regular monitoring of the limits defined to ensure the Bank’s risk-bearing capacity, risk reporting, the daily valuation of financial instruments and market conformity checks, and risk assessment in the “New Products Process” (NPP).

In accordance with the MaRisk requirements, risks are monitored and reported independently of the front office functions Promotional Activity and Treasury.

The back office function is performed by the Credit Department, which casts the second, market-independent vote on credit decisions pursuant to MaRisk BTO No. 2b (changed by the 7th amended MaRisk). This department also monitors compliance with credit default risk-specific limits for purposes of loan portfolio management.

Rentenbank’s Compliance function is directly subordinated to the Management Board organisationally and reports directly to it. In addition, Rentenbank has established a central office for the prevention of money laundering, terrorist financing, and other criminal acts. The Money Laundering Officer is directly subordinated to the Management Board organisationally and reports to it directly.

The Information Security Department (ISD) bears responsibility for all information security concerns. The head of this department performs the function of Information Security Officer (ISO) prescribed by the Regulatory Requirements for IT in Financial Institutions (Bankaufsichtliche Anforderungen an die IT, BAIT).

Internal Audit audits and evaluates the legal compliance of activities and processes and the appropriateness and effectiveness of the RMS and the ICS on a risk-oriented and process-independent basis. It reports directly to the Management Board and performs its duties in an autonomous and independent manner.

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Business and risk strategies

Rentenbank’s risk strategy is consistently derived from its business strategy. The risk strategy comprises both the general risk strategy and the sub-strategies related to specific risk types. It was broadened in 2022 to include the Venture Capital Policy. The business and risk strategy is discussed with the Supervisory Board on an annual basis.

The Risk Appetite Framework comprises all strategies and guidelines, methods, processes, responsibilities, controls, and systems from which the risk appetite is derived, communicated, and monitored. Apart from minimum targets, alert thresholds, and limit systems, the Framework also includes soft factors such as an appropriate compliance culture and an actively practiced, appropriate risk culture.

The Risk Appetite Statement describes the risk appetite that the Bank is prepared to accept in order to achieve its strategic objectives within the limits of the allocated risk capital. The risk appetite is defined on the basis of quantitative requirements and qualitative assertions. The requirements are concretised in the form of the limits and alert thresholds defined in line with the risk-bearing capacity.

The risk strategy, the Risk Appetite Framework, and the Risk Appetite Statement define the main risk management parameters established by the Management Board.

The credit risk strategy is shaped by the promotional mandate. To promote agriculture and rural areas, funding is only granted as a rule to banks domiciled in the Federal Republic of Germany or another EU country that conduct business with agricultural enterprises, enterprises in upstream or downstream sectors, or in rural areas. The special promotional loans are only granted to promote investments in Germany.

Rentenbank is also authorised to acquire equity interests, purchase shares in venture capital funds, and provide funding to the German federal states, rural districts, and municipalities in the form of promissory note bonds, registered securities, and bearer securities.

Thus, the Bank’s lending activity is limited to the funding of credit institutions and financial institutions as defined in Art. 4 CRR and to providing capital to German local authorities.

In accordance with the Bank’s credit risk strategy, only a Rentenbank subsidiary may grant loans directly to enterprises. No such direct loans were granted in 2023.

Derivatives are only used as hedging instruments and are only concluded with business partners with whom Rentenbank has entered into a collateral agreement.

Rentenbank’s credit risk strategy demands a careful selection of business partners and products for all business activities. In accordance with its core competencies and business model, Rentenbank mainly choose banks and public-sector borrowers as business partners. By reason of its promotional mandate, Rentenbank is necessarily exposed to the banking sector as a sector concentration risk. As an indicator of the Bank’s risk profile, the average credit rating of the total loan portfolio should be at least A+, with due regard to product credit ratings.

One objective of the market price risk strategy is the avoidance of interest rate risks that could lead to a decrease or loss in net interest income that would endanger the achievement of the Bank’s promotional goals. Furthermore, market price risks are limited and managed on a present value basis in connection with the economic risk-bearing capacity. Foreign currency positions are closed as a basic rule.

The objectives of the liquidity risk strategy are to ensure the Bank’s solvency at all times, even under stress conditions, and to optimise the funding structure.

Non-financial risks, which include operational and strategic risks according to the Bank’s understanding, are managed with the goal of preventing losses by ensuring the quality of all the Bank’s operational processes. Compliance with regulatory requirements and the minimisation of reputation risks by means of appropriate communication management and a code of conduct are likewise components of the risk strategy.

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Risk culture

Rentenbank’s risk culture shapes its understanding of dealing with risks on a day-to-day basis. It comprises all standards, attitudes, and behavioural patterns related to risk awareness, risk appetite, and risk management. Rentenbank has determined and defined the requirements for its risk culture. It has also defined key indicators for monitoring the active implementation of the risk culture. As a core element of the risk culture, all senior managers and staff members are required to handle the Bank’s risks responsibly and independently within the scope of their assigned responsibilities. All senior managers and staff members are accountable for their conduct with respect to risks.

Risk inventory

The risk inventory provides a structured overview of all risks that could harm the Bank’s financial position, capital resources, financial performance, or liquidity situation. This overview also comprises risk concentrations within individual risk types and between risk types.

The risk profile established in this way forms the basis for the Risk Appetite Statement and for the measurement, monitoring, and management of risks at Rentenbank. The risk inventory also serves the purpose of enhancing the transparency of risks, which also supports the risk culture of Rentenbank. The risk profile comprises the following material risk types: credit default risks, market price risks, liquidity risks, and non-financial risks. Non-financial risks include operational and strategic risks. Particular attention is also given to changes in the area of Environmental, Social and Governance (ESG) in the monitoring of risks. ESG risks are integrated into the RMS as risk drivers of the risk types, including by means of scenario analysis.

In addition, material risks are identified by means of indicators based on quantitative and qualitative risk characteristics and reported. Risks are further identified as part of the New Products Process (NPP), key controls of the ICS system, and daily control and monitoring activities.

Validation of risk measurement

A validation framework based on the regulatory requirements is applied for the purpose of validating the methods and procedures defined for the measurement of material risk types in Rentenbank’s Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP).

The methods and procedures are validated at least once a year. The separation between method development and validation is assured by employing different teams for each process. The objective of the validation process is to critically review the quality of the risk measurement methods and models employed, as well as the corresponding parameters and assumptions, on the basis of quantitative and qualitative analysis. The assessment is based on a defined methodology. The validation results are discussed by the Risk Committee.

Risk-bearing capacity

Rentenbank’s risk-bearing capacity concept is the central element of its Internal Capital Adequacy Assessment Process (ICAAP) and the basis for the operational implementation of its risk strategy. The objectives of the risk-bearing capacity concept are to ensure the continuation of the Bank as a going concern in order to fulfil its promotional mandate in compliance with the regulatory requirements, to ensure the long-term preservation of the Bank’s capital, and to protect creditors against economic losses. These objectives are reflected in the two perspectives of the Bank’s risk-bearing capacity concept, which encompasses a Normative Approach and an Economic Approach. The risk management processes are designed to fulfil these objectives and requirements equally. The monitoring of limits within the risk-bearing capacity concept is supplemented with stress tests, which are reported to the Management Board and discussed there and in the Risk Committee on a regular basis.

Normative Approach

The managerial objective of the Normative Approach is to fulfil all regulatory minimum capital requirements and standards. For this purpose, the Bank determines whether the Bank’s capital resources are sufficient to ensure compliance with all regulatory requirements and thus the continuation of the Bank as a going concern, in the baseline scenario and in the adverse scenarios, both as of the reporting date and over the

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period covered by the multi-year (five-year) capital plan. The capital resources should also make it possible for the Bank to sustainably pursue its business strategy under these scenarios.

The Bank’s regulatory capital under the Normative Approach at the reporting date and in comparison with the corresponding prior-year figures is presented in the table below:

	Dec. 31, 2023 € million	Dec. 31, 2022 € million
Subscribed capital	135.0	135.0
Retained earnings	1,215.1	1,197.1
Fund for general banking risks	3,395.0	3,373.2
Intangible assets	-39.1	-28.1
Tier 2 capital	0.7	8.7
Regulatory own funds	4,706.7	4,685.9

The increase in own funds compared to the previous year resulted mainly from the profit retention of the previous year. The eligibility of Tier 2 capital will expire in 2024.

Risk exposures and risk-weighted assets (RWAs) are presented in the table below:

	Risk Exposure Dec. 31, 2023 € million	Risk Exposure Dec. 31, 2022 € million
Credit default risk	13,967.3	13,718.1
CVA charge	541.9	510.0
Operational risk	536.5	551.8
Total RWAs	15,045.7	14,779.9

The somewhat higher RWAs resulted mainly from the higher business volumes relating to covered bonds and institutions, which led to slightly lower capital ratios overall. For information purposes, moreover, the plan values for the following three years from the baseline scenario applied in the capital plan are presented in the table below:

	Reporting Date	Baseline Scenario
	Dec. 31, 2023	2024	2025	2026
Total capital ratio in %	31.3	32.4	28.9	29.3
Tier 1 capital ratio in %	31.3	32.4	28.9	29.3
CE Tier 1 capital ratio in %	31.3	32.4	28.9	29.3
Leverage ratio in %	10.3	10.5	10.7	10.9

The war in Ukraine and the mild recession in Germany had no material effects on Rentenbank’s key risk indicators in 2023. Under the baseline scenario considered for capital planning purposes, a continuation of the war in Ukraine and a decrease in inflation accompanied by a modest economic recovery are assumed. In the baseline scenario, therefore, Rentenbank anticipates a stable development of its portfolio. This is reflected in the capital ratios. The applicability of the still outstanding Basel III requirements at the EU level is assumed in the capital plan. These requirements will have a seriously negative overall effect on the capital ratios.

The regulatory requirements are fulfilled as of the reporting date and at all times considered in the baseline scenario of the capital plan.

In addition to the baseline scenario, various adverse scenarios involving seriously negative market-wide and institution-specific developments are analysed for capital planning purposes. Even assuming the finalisation of the Basel III requirements, all regulatory requirements will be met at all times.

Economic Approach

The objectives of the Economic Approach are to ensure the long-term preservation of the Bank’s capital and protect creditors against economic losses. For this purpose, the economic capital is checked against the total risk exposure and assessed both as of the reporting date and in the baseline scenario of the capital plan.

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Economic capital includes undisclosed reserves and liabilities from securities and promissory note bonds of the German federal states, including their hedges, as well as the reserves pursuant to HGB 340f. Interim profits or losses (during the year) are included, while planned and not yet realised profits are not included.

The economic capital applied in the Economic Approach is presented as of the reporting date and in the previous year in the table below:

	Dec. 31, 2023 € million	Dec. 31, 2022 € million
Subscribed capital	135.0	135.0
Retained earnings	1,233.6	1,215.1
Fund for general banking risks	3,479.8	3,395.0
Undisclosed liabilities/reserves	706.8	619.7
Economic capital	5,555.2	5,364.8

The planned utilisation of profit from 2023 is included in economic capital. The Bank’s successful performance in 2023 led to a substantial increase in economic capital.

Under the Economic Approach, risks in all positions are considered independently of their accounting treatment. Risks are calculated at a confidence level of 99.9% and for a time period of one year. The risk exposures of the individual risk types are aggregated without regard to diversification effects. They break down as follows:

	Risk Exposure Dec. 31, 2023 € million	Risk Exposure Dec. 31, 2022 € million
Credit default risks	392.9	362.3
Market price risks	1,453.1	1,529.9
of which interest rate risks	543.5	541.2
of which CVA risk from derivatives	65.1	99.9
of which spread and other risks	829.5	873.9
of which risk buffer	15.0	15.0
Non-financial risks	102.1	90.2
of which operational risks	74.1	65.4
of which strategic risks	28.0	24.8
Total risk	1,948.1	1,982.3

Rentenbank’s risk-bearing capacity under the Economic Approach was assured at each observation date in 2023. All limits were kept. The utilisation rate of economic capital was 35.07% at the reporting date, which was somewhat lower than at the end of the previous year (36.95%).

Stress tests

The objective of the stress tests is to analyse whether Rentenbank’s risk-bearing capacity would also be assured in unusual, but plausible scenarios affecting different risk types. For this purpose, a hypothetical scenario (economic downturn and further rise in inflation) and an historical scenario (financial markets crisis and ensuing sovereign debt crisis) are simulated. Market-wide and institution-specific aspects are considered in these scenarios. The main risk parameters applied in the stress scenarios are credit rating deterioration, changes in interest rates, and a widening of credit spreads. The effects of the stress scenarios are analysed from the normative and economic perspectives. Under the Normative Approach, the effects of the scenarios on the income statement and equity and particularly also on risk-weighted assets are simulated over a time period of three years. The dominant risk under the Normative Approach is credit default risk; under the Economic Approach, credit default risk and market price risk are particularly relevant.

Under both approaches, Rentenbank’s risk-bearing capacity is assured also in the stress scenarios without the use of regulatory reliefs from capital and liquidity requirements, thus confirming the Bank’s comfortable capital situation.

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In addition to these stress scenarios, the Bank also conducts an inverse stress test to identify those events that would cause the Bank’s risk-bearing capacity to be no longer assured. The Bank also analyses the impact of sustainability risks under different scenarios (see separate section).

Credit default risks

Definition

Credit default risk refers to the risk that a counterparty would not be able to fulfil its payment obligations, or only in part, as well as the risk of valuation losses due to the deterioration of credit ratings. This risk type is sub-divided into credit risk, migration risk, and country risk.

The Bank’s lending business is largely limited to the funding of credit institutions, institutions, and financial institutions according to the definitions of Art. 4 CRR, as well as other interbank transactions. The credit risk inherent in the ultimate borrowers of special promotional loans lies with the local bank extending the loans. In addition, funding is provided to German federal states, rural districts, and municipalities.

Risk assessment and management

The central risk parameters for the determination of credit default risk are probability of default, loss given default, exposure at default, and the correlations between business partners, with the aid of which simultaneous defaults of business partners are simulated in the credit portfolio model.

The probability of default is derived from the credit ratings of the Bank’s business partners. The credit rating is assigned by way of an internal risk classification process under which individual business partners or transaction types are assigned to one of 20 credit rating categories. The best ten rating categories AAA to BBB- are reserved for business partners with low risks (“investment grade”). The seven rating categories BB+ to C signify latent or heightened latent risks, and the three rating categories DDD to D signify problem loans and business partners in default.

The credit ratings of our business partners are reviewed at least once a year on the basis of an analysis of their financial statements and financial position. For this purpose, key performance indicators, qualitative characteristics, the background of shareholders, and other supporting factors such as their affiliation with a protection scheme or state guarantee mechanisms are considered. The country risk of the business partner’s country of domicile is also considered in assessing the credit quality. For certain products such as German mortgage bonds (Pfandbriefe), the associated collateral or cover assets are considered as a further criterion, in addition to the respectively applicable national regulations, in determining the product rating. Whenever the Bank becomes aware of current information about negative financial data or a deterioration of the business partner’s business outlook, the credit rating is reviewed and adjusted if necessary.

The loss given default quantifies that portion of the exposure that would be irrecoverable after the default of a business partner and the realisation of collateral. To quantify its credit default risks, Rentenbank applies product-specific or transaction type-specific loss ratios determined on the basis of analytical and expert-based methods. In particular, the utilisation chain of the special promotional loans granted by way of on-lending is considered in the measurement and parameterisation of the loss given default for special promotional loans. Rentenbank also relies on external data sources in assessing specific transaction types.

The exposure at default corresponds to the net balance at the reporting date, plus off-balance sheet transactions with individual business partners. This indicator represents the residual value or market value of the exposure. In determining the amount of exposure under derivatives, a premium is added to account for market value fluctuations, with due consideration given to contractual netting clauses and any cash collateral furnished and received.

Under the Economic Approach, the credit value at risk is calculated by way of a credit portfolio model with due consideration given to correlations between business partners and migration risks.

The method described above makes it possible to measure, monitor, and manage risks in accordance with the MaRisk requirements. In this way, adverse developments and portfolio concentrations can be quickly identified and countermeasures initiated.

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Limitation and monitoring

The maximum credit limit for all credit limits and a maximum limit for unsecured lines are set by the Management Board to limit credit default risks. Concentration risks are managed and limited at several levels of the Bank by means of various targeted concepts. In addition, country limits and currency transfer limits are set to limit the corresponding risks.

A limit system manages the amount and structure of all credit default risks. Internal limits are set for all borrowers, issuers, and counterparties and are sub-divided where appropriate for specific products and maturities. The Bank’s risk classification system is the central decision-making basis for the adoption of limits. In addition, certain minimum credit ratings have been established for individual transaction and limit types.

For risk-bearing capacity purposes, credit default risks are limited on the basis of the credit value at risk determined in the credit portfolio model.

In addition, risk indicators provide early indications of potential risk increases and risk shifts within the portfolio. Alert thresholds are established to quickly detect higher limit utilisation levels so that appropriate countermeasures can be taken.

Limits are monitored on a daily basis. Limit overruns are immediately reported to the Management Board.

Thus, credit default risks are managed, monitored, and reported for individual transactions at the borrower level and borrower unit level, at the country level, and at the level of the overall credit portfolio.

Portfolio overview

More than 90% of the Bank’s risk exposures are backed by collateral in the form of assignments of claims under funded loans to ultimate borrowers and state guarantee mechanisms. The Other risk exposures are likewise mainly secured products such as German mortgage bonds (Pfandbriefe) and covered bonds. Unsecured risk exposures largely consist of loans to and receivables from banks belonging to joint liability schemes in Germany (Haftungsverbünde).

The overall credit portfolio of EUR 94.6 billion (PY: EUR 93.4 billion) comprises the nominal amounts of risk exposures in euros, including special promotional loans with the corresponding assignments of claims under funded loans to the ultimate borrowers, state-guaranteed special promotional loans, registered bonds, promissory note bonds, securities, money market and derivative transactions, equity interests, venture capital investments, and all externally committed credit facilities, but not loans granted from the German federal government’s Special Purpose Fund. The risk exposures of companies in which Rentenbank holds direct equity interests are included in the equity interests.

Derivative financial instruments may only be concluded as hedging instruments on the basis of a netting and collateral agreement.

In the three tables below, risk exposures are aggregated on the basis of country of domicile and at the level of the legally independent business partner without regard to Group affiliations. The risk exposures are assigned to credit rating categories on the basis of product ratings. The presented figures are based on nominal amounts.

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Rentenbank has no exposure to Russian, Belorussian, or Ukrainian business partners or their subsidiaries. The exposure of Rentenbank’s business partners to Russia and/or Ukraine is very limited. Therefore, the direct effects of the Russia-Ukraine crisis on the business performance of the affected institutions are manageable on the whole. Rentenbank is also monitoring the current developments in Israel and Gaza. It does not see any effects on the Bank’s business partners at the present time.

Loan loss provisions

Specific valuation provision

The Bank assesses on a monthly basis whether there are any indications that not all payments of interest and principal can be made in accordance with the applicable contractual provisions. For financial reporting purposes, the necessity of recognising a specific valuation allowance in respect of a given loan receivable is assessed on the basis of the following criteria:

•	“Non-investment grade” credit rating,
•	Non-performing, deferred, or restructured exposures,
•	Significant deterioration of the business partner’s credit quality,
•	Significant deterioration of the credit rating of the business partner’s country of domicile.

As in the previous year, it was not necessary to recognise specific valuation allowances at the reporting date.

General valuation allowance

General valuation allowances are recognised to account for latent credit default risks. The amounts of such general valuation allowances are determined on the basis of the probability of default and the loss given default.

The general valuation allowances for loan receivables, securities, and irrevocable credit commitments amounted to EUR 3.2 million, somewhat higher than in the previous year (EUR 2.7 million).

Market price risks

Definition

Market price risk refers to the potential losses arising from changing market data. It encompasses interest rate risks, CVA risks from derivatives, spread risks, and other market price risks. The latter category comprises currency risks and volatility risks. Spread risks are sub-divided into credit spread risks, cross-currency basis spread risks, and tenor basis spread risks.

Risk assessment and management

Interest rate risks

Interest rate risks from the present value perspective (Economic Value of Equity, EVE) and the income-oriented perspective (Net Interest Income, NII) are measured with reference to a parallel shift of yield curves.

Interest rate risks are calculated and monitored from the present value perspective on a daily basis for the Treasury Management and Promotional Activity segments and on a monthly basis at the overall bank level. Applying stress scenarios under the Normative Approach, interest rate risks are measured from the income-oriented perspective over a time horizon of three years on the basis of the gap structure in the interest rate scenarios considered.

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Six interest rate shock scenarios specified by the regulatory authority are calculated as well. At the reporting date, the regulatory interest rate coefficient to be applied for simulating an interest rate increase was 10.5%.

Generating material income from the assumption of interest rate risks is not a strategic objective.

Interest rate risk is limited through the use of derivatives on the basis of micro-hedges or macro-hedges, the latter being used for the special promotional loans.

Spread risks

Spread risks are calculated with a Value-at-Risk (VaR) model on the basis of a historical simulation. In this process, the credit spread risks of securities and highly liquid promissory note bonds, and basis spread risks are quantified and limited. Credit spread risks are managed on the basis of the holding strategy, particularly in observance of the requirements specified by the credit risk strategy.

Other market price risks

Even in the case of closed foreign currency positions, the market values of underlying and hedging transactions differ from each other by reason of different measurement parameters, especially the spreads. When converted to euros, these differences lead to present value differences resulting from the exchange rates applied, which are considered as currency risk. Aside from certain immaterial positions in the clearing accounts, there are no open foreign currency positions. Volatility risk is the risk that the value of an option could change as a result of changes in volatilities. Rentenbank only uses interest rate-related options, which also include embedded options, particularly in the case of loans with termination rights. Currency risks and volatility risks are measured and limited by means of scenario-based changes in exchange rates, cap floor volatilities, and swaption volatilities.

Other market price risks such as equity transaction risks and commodity transaction risks are not relevant to the Bank by reason of its business model.

CVA risk

CVA risk refers to the risk of potential market value losses in derivatives resulting from a deterioration of the counterparty’s credit rating. The parameters applied in the calculation are the business partner’s probability of default, which is derived from credit default swaps, the loss given default of the business partners, and the potential market value changes (potential future exposure) at the level of netting pools. CVA risk is limited by means of collateral agreements and limits.

Risk buffer

Risk modelling uncertainties and simplifications are additionally accounted for by means of a risk buffer.

Liquidity risks

Definition

Liquidity risk refers to the risk of not being able to meet current or future payment obligations or only to a limited degree. This also includes intraday liquidity risk, market liquidity risk, and funding cost risk.

Funding cost risk refers to the risk that future funding resources could only be raised or a liquidity surplus would have to be invested under unexpectedly worsened cost conditions.

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Risk assessment and management

The objectives of liquidity management are to ensure the Bank’s ability to meet its financial obligations at all times, also under stress conditions, to optimise the funding structure, and to coordinate the Bank’s own issues in the money market and capital markets. To achieve these objectives, Rentenbank has implemented a suitable Internal Liquidity Adequacy Assessment Process (ILAAP).

In the ILAAP, liquidity risks are backed by liquidity coverage potential in the form of liquid assets. The starting point for the measurement of liquidity risk is the cumulative net liquidity requirement, which is also considered under different stress scenarios. The liquidity coverage potential on hand at the given point in time (liquidity buffer) is checked against the cumulative net liquidity requirement. The utilisation rate is considered over short-term, medium-term, and long-term horizons and limits are set on each such utilisation rate. In accordance with the MaRisk, the potential utilisation of the liquidity coverage potential is explicitly calculated for periods of one week and one month.

Stress scenarios are employed for the purpose of analysing the effects of unexpected, unusual events on the Bank’s liquidity position and market liquidity risk. The scenario analyses include a market-wide scenario involving a decline in the prices of securities (market liquidity) and liquidity outflows for cash collateral, and an idiosyncratic scenario involving simultaneous calls of all irrevocable credit commitments and default on the part of important borrowers. This scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also conducted on an ad-hoc basis when risk-relevant events occur. The composition and appropriate diversification of the liquidity coverage potential are checked as part of the validation process.

The regulatory liquidity ratios Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) are calculated and limited as well.

The scenario mix is defined as a management-relevant scenario. The minimum survival horizon is assured by the use of a traffic light system.

The short-term, medium-term, and long-term liquidity limits are monitored and reported on a daily basis.

The current liquidity position and liquidity buffer utilisation rate, as well as a 90-day forecast of the net liquidity requirement expressed in the LCR, are monitored on a daily basis. The other internal and regulatory ratios are calculated and monitored on a monthly basis.

The instruments available for the purpose of managing the short-term liquidity position are interbank funds, ECP placements, and open market operations with the Bundesbank. In addition, securities can be purchased for liquidity management purposes and funds maturing in up to two years can be raised by way of the Euro Medium-Term Note programme (EMTN programme), promissory notes, and global bonds or domestic capital market instruments. The bonds issued by Rentenbank are classified in the EU as “liquid assets” in the sense of the LCR. Rentenbank’s bonds may be held as highly liquid assets in other jurisdictions as well (e.g., United States and Canada).

As in the previous year, the Bank’s liquidity was assured at every date considered in the reporting period, also under stress assumptions. All liquidity limits and regulatory liquidity ratios were comfortably kept. The average LCR was 3.89 (5.14) and the average NSFR was 1.34 (1.37).

Funding cost risks are measured as part of the risk inventory and validation process. They were below the internally defined materiality limit in the reporting period.

Non-financial risks

Definition

Non-financial risks are sub-divided into operational risks and strategic risks.

Operational risks arise as a result of non-functioning or defective systems and processes, misconduct on the part of humans, or external events. Operational risks include legal risks, compliance risks, outsourcing risks, IT risks, information security risks, personnel risks, model risks, project risks, and event or environmental risks.

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Strategic risks are sub-divided into business/strategic risks, reputation risks, and pension risks.

Business/strategic risk refers to the risk of losses as a result of the non-attainment of business strategy objectives due to business strategy positioning or detrimental changes in the framework conditions for Rentenbank that would have an adverse effect on its financial position and financial performance.

Reputation risk refers to the risk of losses as a result of a worsening of the perception of Rentenbank in the minds of relevant internal and external stakeholders, which would have an adverse economic effect or lessen the trust placed in Rentenbank.

Pension risk refers to the risk of an inadequate measurement of pension provisions.

Risk assessment and management

From an economic perspective, non-financial risks are quantified by means of a simulation model (Value at Risk). The data basis comprises the risk estimates from the self-assessments of the process owners, the risk analyses of other organisational units, and historical losses from operational risks. The risk model allows for a detailed analysis of individual risks and risk drivers, as well as the simulation of scenarios.

All the Bank’s loss events and near losses are decentrally recorded in a loss event database by the Operational Risk Officer. Risk Controlling analyses and aggregates the loss events and refines the methodological instruments.

In the self-assessments, material operational risk scenarios of specific business processes are analysed and assessed with a view to inherent risks and risk-reducing measures are adopted.

Risk Controlling aggregates and analyses all non-financial risks on a centralised basis. This department is responsible for the use of instruments and the refinement of risk identification, assessment, management, and communication methods. Non-financial risks are managed by the respective organisational units.

The Legal & Committees Department manages and monitors legal risk. It informs the Management Board about current or potential legal disputes on an ad-hoc basis and also periodically in the form of semi-annual reports. The Bank minimises legal risks from contracts by largely employing standardised contracts. The Legal Department is involved in the corresponding decisions at an early stage and important projects are coordinated with the Legal & Committees Department. Legal disputes are immediately entered into the loss event database. A specified risk indicator is monitored to ensure the early identification of risks.

Regulatory risks as a sub-category of compliance risks are managed by the Compliance function and the regulatory working group ART, by means of active participation in regulatory initiatives and other legislative initiatives affecting Rentenbank, and the identification of potential consequences for the Bank.

On the basis of a materiality and risk assessment, compliance-related risks are identified and analysed to assess whether the general and institution-specific requirements for an effective organisation are met. The same procedure is applied with respect to risks related to money laundering, terrorist financing, and criminal acts, which could endanger the Bank’s assets. Organisational measures to optimise risk prevention are defined on the basis of the risks identified in this procedure.

The fulfilment of duties of care and the identification of contractual partners (know-your-customer principle) are particularly important elements of money laundering prevention. The necessary procedures and processes for this purpose have been implemented and any suspected cases are referred immediately by the Anti-Money Laundering Officer to the Central Financial Intelligence Unit (FIU). The Bank is not aware of any suspicious cases involving money laundering, terrorist financing, or other criminal acts in 2023.

The risks associated with the outsourcing and other purchases of IT services are identified as a sub-category of operational risks. Rentenbank has instituted the position of a Central Outsourcing Officer who is supported by the Central Outsourcing Management Department. Outsourced activities are monitored decentrally. The Central Outsourcing Management Department also performs risk management and monitoring

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with respect to the portfolio of outsourced activities. Outsourced activities are classified as material or immaterial on the basis of a standardised risk analysis. Material outsourced activities are subject to special requirements, particularly with regard to contracts, management, monitoring, and reporting.

Rentenbank has implemented an Information Security Management System (ISMS) to protect data, systems, networks, and the business premises. The Information Security Department monitors compliance with all standards and requirements for the confidentiality, availability, and integrity of information implemented within the ISMS. Employees are regularly trained in matters of information security and sensitised to risks by means of different channels. Information security risks are integrated into operational risk management and are transparently reported. This also includes risks arising from threats related to cyber-attacks. To this end, Rentenbank arranges for external service providers to conduct penetration tests on a regular basis.

The Bank’s Emergency Management Department has defined preventive and reactive measures to protect time-critical business processes in case of emergency or crisis. The manner of dealing with business interruptions is detailed in the Emergency Handbook, business continuation plans, and recovery plans. Rentenbank reviews and monitors the efficacy of these plans on the basis of test and drill plans.

A code of conduct and professional corporate communication help to minimise reputation risks.

To measure the risks inherent in pension provisions, an actuarial opinion is prepared by an outside expert on the basis of parameters such as interest rates, inflation, and life expectancies. The corresponding interest rate risks are taken into account in the monitoring of Interest Rate Risk in the Banking Book (IRRBB).

Non-financial risks are limited separately by operational and strategic risks in the economic risk-bearing capacity calculation.

The loss events identified in the reporting period, the insights gained from the self-assessments, the risk assessment of the organisational units, and the monitoring of early warning indicators do not show any risks that would endanger the Bank’s continuation as a going concern.

ESG risks

ESG risks in the areas of climate and environment are sub-divided into physical and transition risks. Physical risks arise from both extreme weather events and their consequences, as well as long-term changes in climatic and ecological conditions. Transition risks arise in relation to the conversion to a low-carbon economy.

Sustainability risks are not regarded as a standalone risk type, but rather as a driver of classic risk types at Rentenbank. ESG risk drivers relevant for Rentenbank were identified from a long list of potential ESG risk drivers. The identification of these ESG risk drivers was based on risk exposure, financial effects, and the potential transmission channel.

In its promotional activity, Rentenbank ensures the funding of local banks that grant its special promotional loans. The local bank bears the default risk of the ultimate borrower. Rentenbank’s customers are nearly all classified as banks or German state institutions. The Bank does not invest directly in agriculture and forestry.

Based on this classification, Rentenbank analyses the potential effects of sustainability risks. Individual ESG aspects are already taken into account within the existing credit rating procedures. Controversy screening was introduced as part of the credit assessment process and a preliminary study on the introduction of an ESG score was initiated in 2023.

Various ESG scenarios focused on climate and environmental risks have been analysed and the potential effects of climate change on Rentenbank’s capital and risk situation have been examined since 2020. The ESG scenarios were developed on the basis of currently available information and assessments (including the “Network for Greening the Financial System”). Two scenarios that reflect Rentenbank’s physical and transition risk drivers as broadly as possible were selected. Quantitative estimates of the long-term effects of both scenarios were performed. As expected, the effects on Rentenbank’s risk indicators were found to be minor. The scenarios are continually refined on the basis of new knowledge.

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Financial reporting process

The essential purpose of the financial reporting process is to track the account assignment and processing of transactions all the way to the preparation of the required annual financial statements.

The purpose of the financial reporting-related ICS/RMS is to ensure compliance with financial reporting standards and regulations and to ensure legally compliant financial reporting.

Rentenbank prepares its financial statements in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch, HGB) and the Regulation on the Financial Reporting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

The regulations are documented in handbooks and procedural instructions. The Finance Department monitors these documents regularly and adapts them to changed statutory, regulatory, and procedural requirements. The involvement of the Finance Department in the “New Products Process” ensures the appropriate representation of new products in the financial reporting system.

The documentation of the financial reporting process conforms with German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is comprehensible to knowledgeable third parties. The statutory retention periods are observed with respect to the retention of the corresponding documents.

The functions of organisational units that play an important role in the financial reporting process are clearly separated. Appropriate subsidiary ledgers for money market accounting, loan accounting, securities accounting, and liabilities accounting are assigned to the corresponding organisational units and are monitored by them. The data contained in the subsidiary ledgers are transferred to the general ledger by way of automated interfaces. The Finance Department is responsible for accounting, the definition of account assignment rules, the posting methodology, management of the posting programme, and the administration of the financial accounting system.

In addition to SAP as a standard software programme, an internally developed financial software programme is used for the Bank’s operations. Authorisations are granted on a task-specific basis to protect the financial reporting process from unauthorised access. Plausibility checks are performed on a regular basis. In addition, the application of the dual control principle, standardised reconciliation routines, and budget-actual comparisons within the financial system ensure the prompt detection and correction of errors. These measures also serve to ensure the correct recognition, presentation, and measurement of assets and liabilities.

The functional efficacy of the financial reporting-related ICS/RMS is monitored by means of periodic, process-independent audits conducted by the Internal Audit Department.

Quality-assured, relevant data are promptly reported to the responsible persons via the Management Information System. The Management Board informs the Supervisory Board and its committees of the corresponding results on a regular basis. It also promptly informs them of specific events of importance.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2023

				Notes	December 31, 2023	December 31, 2022
					€ million	€ million
Assets
1.	Cash reserve
	a)	Cash on hand			0.2	0.2
	b)	Balances with central banks			21.4	17.2
		of which: at Bundesbank €21.4 m (2022: €17.2 m)			21.6	17.4
2.	Loans and advances to banks			11
	a)	Payable on demand			8,695.2	8,492.1
	b)	Other loans and receivables			58,549.1	57,514.4
					67,244.3	66,006.5
3.	Loans and advances to customers			12
		of which:
		Secured by mortgages €—m (2022: €—m)
		Municipal loans €7,316.4 m (2022: €7,783.1 m)			7,502.4	7,800.3
4.	Bonds and other fixed-income securities			13/17
	a)	Bonds and notes
		aa)	Public sector issuers		801.8	824.1
			of which:
			eligible as collateral with the Bundesbank €647.7 m (2022: €669.8 m)
		ab)	Other issuers		15,053.4	15,074.6
			of which: eligible as collateral with the Bundesbank €12,649.0 m (2022: €12,219.5 m)		15,855.2	15,898.7
					15,855.2	15,898.7
61

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2023
(continued)

			Notes	December 31, 2023	December 31, 2022
				€ million	€ million

5.	Shares and other non-fixed-income securities		14	13.4	4.0
6.	Equity interests		15/17	327.9	327.9
	of which:
	in banks €321.9 m (2022: €321.9 m)
	in financial services institutions €—m (2022: €—m)
	in investment firms €—m (2022: €—m)
7.	Shares in affiliated companies		15/17	49.6	49.6
	of which:
	in banks €—m (2022: €—m)
	in financial services institutions €—m (2022: €—m) in investment firms €—m (2022: €—m)
8.	Trust assets		16	164.1	166.1
	of which: Trust loans €164.1 m (2022: €166.1 m)
9.	Intangible assets;		17	30.8	19.0
	a)	Purchased concessions, industrial property rights and similar rights, and licenses to such rights
10.	Property and equipment		17	66.4	57.7
11.	Other assets		18	3,845.9	4,192.0
12.	Prepaid expenses		19
	a)	From issuing and lending business		2,267.0	2,429,3
	b)	Other		398.7	468.7
				2,665.7	2,898.0
Total assets				97,787.3	97,437.2
62

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2023
(continued)

				Notes	December 31, 2023	December 31, 2022
					€ million	€ million
Liabilities and equity
1.	Liabilities to banks			20/31
	a)	Payable on demand			50.8	1.9
	b)	With agreed term or notice period			1,714.3	1,755.6
					1,765,1	1,757.5
2.	Liabilities to customers			21
	a)	Other liabilities
		aa)	Payable on demand		137.0	147.6
		ab)	With agreed term or notice period		1,697.6	1,937.2
					1,834.6	2,084.8
3.	Securitised liabilities			22
	a)		Debt securities issued		85,756.5	83,745.8
4.	Trust liabilities			23
	of which:
	Trust Loans €164.1 m (2022: €166.1 m)				164.1	166.1
5.	Other liabilities			24	377.4	1,645.7
6.	Deferred income			25
	a)	From issuing and lending business			391.8	454.5
	b)	Other			2,232.9	2,399.9
					2,624.7	2,854.4
7.	Provisions			26
	a)	Provisions for pensions and similar obligations			154.6	155.2
	b)	Other provisions			203.4	224.6
					358.0	379.8
8.	Subordinated liabilities			27	40.0	40.0
9.	Fund for general banking risks				3,479.8	3,395.0
10.	Equity			45
	a)	Subscribed capital			135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law		1,214.1	1,196.1
			Allocations from guarantee reserve		1.0	0.0
			Allocations from net income		18.5	18.0
					1,233.6	1,214.1
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.0	1.0
			Withdrawals pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.0	0.0
					0.0	1.0
	c)		Distributable profit		18.5	18.0
					1,387.1	1,368.1
	Total liabilities and equity				97,787.3	97,437.2
63

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2023
(continued)

			Notes	December 31, 2023	December 31, 2022
				€ million	€ million

1.	Contingent liabilities		29
	a)	Liabilities from guarantees and indemnity agreements		26.5	35.9

2.	Other commitments		30
	a)	Irrevocable loan commitments		1,515.7	1,962.5

64

Income Statement of Landwirtschaftliche Rentenbank

for the period from January 1 to December 31, 2023

				Notes	2023	2022
					€ million	€ million
1.	Interest income from			32
	a)	Lending and money market transactions			3,181.5	1,761.7
	b)	Fixed-income securities and debt register claims			274.8	223.4
					3,456.3	1,985.1
	less negative interest of €3.7 m (2022: €42.5 m)
2.	Interest expenses			33	3,154.9	1,724.9
		less positive interest of €0.3 m (2022: €4.8 m)
					301.4	260.2
3.	Current income from
	a)	Shares and other non-fixed-income securities			0.0	0.0
	b)	Equity interests			8.6	8.6
					8.6	8.6
4.	Fee and commission income				0.5	0.4
5.	Fee and commission expenses				-3.0	-2.8
					-2.5	-2.4
6.	Other operating income			34	14.5	14.6
7.	General administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries		38.5	35.3
		ab)	Social security contributions and expenses
			for pensions and other employee benefits		9.7	21.5
			of which: for pensions €3.3 m (2022: €16.5 m)		48.2	56.8
	b)	Other administrative expenses			55.2	45.0
					103.4	101.8
8.	Depreciation, amortisation and impairments of intangible assets as well as property and equipment				10.2	10.7
9.	Other operating expenses			35	9.7	9.3
10.	Write-downs and impairments of loans and advances and certain securities, and additions to provisions for loan losses				75.5	100.1
11.	Income from reversals of write-downs and impairments of Equity interests, shares in affiliated companies and securities held as fixed assets				0.0	0.1
12.	Additions to the fund for general banking risks				84.8	21.8
13.	Profit on ordinary activities				38.4	37.4
14.	Taxes on income and profit				1.3	1.3
15.	Other taxes not included in ‘Other operating expenses’				0.1	0.1
					1.4	1.4
16.	Net income for the year				37.0	36.0
17.	Allocations to retained earnings to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law from net income				18.5	18.0
18.	Distributable profit				18.5	18.0

65

Statement of Cash Flows for the period ended December 31, 2023

	2023 € million	2022 € million
Net income/loss for the period	37.0	36.0
Depreciation, amortisation and impairments, and reversals of impairments of loans and advances and fixed assets	10.2	10.8
Increase (+)/decrease (-) in provisions	-21.8	14.2
Other non-cash expenses/income	160.3	121.8
Other adjustments (net)	20.6	-64.1
Increase (-)/decrease (+) in loans and advances to banks	-1,313.4	-1,024.4
Increase (-)/decrease (+) in loans and advances to customers	298.0	-201.5
Increase (-)/decrease (+) in other assets from operating activities	554.2	83.0
Increase (+)/decrease (-) in liabilities to banks	7.6	-96.8
Increase (+)/decrease (-) in liabilities to customers	-250.3	19.2
Increase (+)/decrease (-) in securitised liabilities	2,010.7	1,110.6
Increase (+)/decrease (-) in other liabilities from operating activities	-1,499.9	901.0
Interest expenses/interest income	-301.4	-260.3
Income tax expenses/income	1.3	1.3
Interest and dividends received	3,464.9	2,030.2
Interest paid	-3,184.1	-1,705.7
Income taxes paid	-1.3	-1.3
Cash flow from operating activities	-7.4	974.0
Proceeds from disposal of financial investments	1,896.3	2,191.0
Payments for investments in financial investments	-1,836.1	-3,030.9
Proceeds from disposal of property and equipment	0.2	0.0
Payments for investments in property and equipment	-10.6	-39.6
Proceeds from disposal of intangible assets	0.0	0.0
Payments for investments in intangible assets	-20.2	-9.8
Cash flow from investing activities	29.6	-889.3
Appropriation of distributable profit pursuant to Section 9 of Rentenbank's Governing Law	-18.0	-17.3
Net change in funds from other capital	0.0	-62.7
Cash flow from financing activities	-18.0	-80.0
Net change in cash and cash equivalents	4.2	4.7
Cash and cash equivalents at beginning of period	17.4	12.7
Cash and cash equivalents at end of period	21.6	17.4

The Statement of Cash Flows shows the changes in cash and cash equivalents for the 2023 and 2022 fiscal years from operating, investing and financing activities. Cash and cash equivalents correspond to the Cash reserve reported in the balance sheet.

Cash flows are allocated to operating activities based on the definition of the operating result. Cash flows from investing and financing activities were derived directly from the financial accounting. The cash flows from investing activities result from proceeds from and payments for property and equipment and intangible assets and from proceeds from and payments for securities held as fixed assets. The net change in cash and cash equivalents resulting from financing activities includes proceeds from and payments for Regulatory Tier 2 Capital and the appropriation of our distributable profit.

The Statement of Cash Flows was prepared on the basis of the regulations set out in German Accounting Standard No. 21.

The informative value of the Statement of Cash Flows as an indicator of the liquidity position is limited. For further details on liquidity management, please refer to the information in the Management Report.

66

Statement of changes in equity as at December 31, 2023

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2023
Equity as at Jan. 1, 2023	135.0	1,214.1	1.0	18.0	1,368.1
Profit distribution	-	-	-	-18.0	-18.0
Net income	-	18.5	-	18.5	37.0
Allocation to / Withdrawals from the guarantee reserve	-	1.0	-1.0	-	-

Equity as at Dec. 31, 2023	135.0	1,233.6	0.0	18.5	1,387.1

Statement of changes in equity as at December 31, 2022

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2022
Equity as at Jan. 1, 2022	135.0	1,196.1	1.0	17.3	1,349.4
Profit distribution	-	-	-	-17.3	-17.3
Net income	-	18.0	-	18.0	36.0
Allocation to / Withdrawals from the guarantee reserve	-	0.0	0.0	-	-

Equity as at Dec. 31, 2022	135.0	1,214.1	1.0	18.0	1,368.1

67

NOTES

Notes to the financial statements

Basis of accounting

Accounting policies

(1)         General information

(2)         Recognition and measurement of financial instruments

(3)         Loan loss provisions

(4)         Determination of fair value of financial instruments

(5)         Loss-free valuation of the banking book

(6)         Trust assets / trust liabilities

(7)         Property and equipment and intangible assets

(8)         Prepaid expenses / deferred income

(9)         Provisions

(10)       Valuation units / currency translation

Notes to the balance sheet

(11)       Loans and advances to banks

(12)       Loans and advances to customers

(13)       Bonds and other fixed-income securities

(14)       Shares and other non-fixed-income securities

(15)       Equity interests and shares in affiliated companies

(16)       Trust assets

(17)       Fixed assets

(18)       Other assets

(19)       Prepaid expenses

(20)       Liabilities to banks

(21)       Liabilities to customers

(22)       Securitised liabilities

(23)       Trust liabilities

(24)       Other liabilities

(25)       Deferred income

(26)       Provisions

(27)       Subordinated liabilities

(28)       Foreign currency assets and liabilities

(29)       Contingent liabilities

(30)       Other commitments

(31)       Cover calculation

Notes to the income statement

(32)       Interest income

(33)       Interest expenses

(34)       Other operating income

(35)       Other operating expenses

Other disclosures

(36)       Other financial commitments

(37)       Derivative financial instruments

(38)       Disclosures on valuation units pursuant to Section 285 no. 23 HGB

(39)       Compensation of the Management Board and Supervisory Board

(40)       Average number of employees pursuant to Section 267 (5) HGB

(41)       Shareholdings pursuant to Section 285 no. 11 and Section 340a (4) no. 2 HGB

(42)       Other liability agreements

(43)       Auditor’s fees pursuant to Section 285 no. 17 HGB

(44)       Events after the reporting date pursuant to Section 285 no. 33 HGB

(45)       Proposals for the utilisation of profit pursuant to Section 285 no. 34 HGB

(46)       Disclosure of mandates pursuant to Section 340a (4) no. 1 HGB

Members of the Management Board and Supervisory Board (January 1, 2023 to March 1, 2024)

68

Basis of accounting

Landwirtschaftliche Rentenbank (hereinafter referred to as Rentenbank) has its registered office in Frankfurt am Main. It is recorded in the Commercial Register of the Local Court of Frankfurt am Main under entry number HRA 30636.

Rentenbank’s annual financial statements have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch, HGB) applicable to large corporations and the relevant provisions of the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The vertical format structure of the balance sheet and the income statement is based on the templates set out in RechKredV. Balance sheet and income statement items that are included in the template, but not used at Rentenbank are not reported.

Based on the exemption allowed in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with HGB. Therefore, Rentenbank is not required by Section 315e HGB to prepare consolidated financial statements in accordance with IFRS. Rentenbank has opted not to prepare consolidated financial statements on a voluntary basis.

Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No 2 (Körperschaftsteuergesetz, KStG) and trade tax in accordance with Section 3 (2) (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB are not to be recognised in the annual financial statements of Rentenbank.

Accounting policies

(1)           General information

Assets, liabilities, and pending transactions are recognised and measured in accordance with the provisions of Sections 252 et seq. HGB, with due regard to the supplementary provisions for banks (Sections 340 et seq. HGB). The annual financial statements at December 31, 2023 are generally based on the same accounting policies as were applied in the prior year’s annual financial statements. Any changes are described below.

(2)           Recognition and measurement of financial instruments

In accordance with Section 11 RechKredV, pro rata interest is presented in the corresponding balance sheet item.

Loans and advances / liabilities

Loans and advances are accounted for in accordance with Section 340e (2) HGB, i.e. at their nominal amount less any write-downs. Liabilities are measured at their settlement amount in accordance with Section 253 (1) sentence 2 HGB. Premiums and discounts on loans as well as advances and liabilities are presented as either prepaid expenses or deferred income. Zero bonds are measured at their issue price plus capitalised interest based on the issue yield.

Securities held as fixed assets

The Bank does not keep a trading book pursuant to Section 1 (35) German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) no. 86 Regulation (EU) no. 575/2013.

All securities are carried at amortised cost less any impairments. Reversals of impairments are recognised if the reasons for an earlier impairment no longer apply.

Fixed-income securities held as fixed assets are measured in accordance with the moderate lower of cost or market principle pursuant to Section 253 (3) sentence 5 HGB. On the basis of the criteria defined by the Insurance Committee of the Institute of Public Auditors in Germany (IDW), Rentenbank tests for a potential permanent impairment if the carrying amount of the bond was more than 20% below the fair value (cf. Note 4)

69

in the last six months prior to the reporting date or if the average of daily fair values over the last twelve months was more than 10% below the carrying amount.

Because these securities are intended to be held over the long term, no write-downs to fair value are recognised if an identified impairment is considered to be only temporary. In particular, write-downs are not recognised when an identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities will be fully repaid when due.

Securities allocated to the liquidity reserve

Securities allocated to the liquidity reserve are measured in accordance with the strict lower of cost or market principle (Section 253 (4) HGB). These securities are written down to their lower fair value where applicable.

Equity interests and shares in affiliated companies

Equity interests and shares in affiliated companies are measured at cost in accordance with the rules applicable to fixed assets. They are written down to their lower fair value to account for any impairment that is expected to be permanent.

Derivatives

Derivatives are only used to hedge existing or foreseeable market price risks. Measurement effects from derivatives are taken into account in the loss-free valuation of the banking book.

Upfront payments made and received from derivatives contracts are presented as prepaid expenses or deferred income, respectively. The reversal amounts from upfront payments from swap transactions are netted with the nominal interest income or expenses, depending on the contract.

Other assets / liabilities

Other assets are measured at their nominal amount and other liabilities at their settlement amount.

(3)           Loan loss provisions

Identifiable risks in the lending business are sufficiently accounted for by specific valuation allowances and provisions. In addition to the fund for general banking risks presented in the balance sheet, general valuation allowances and contingency reserves pursuant to Section 340f HGB are recognised to account for latent (credit) risks and deducted from the corresponding asset items.

Rentenbank assesses on a monthly basis whether there are any objective indications that not all payments of interest and principal can be made in accordance with the terms of the underlying contracts. For accounting purposes, the Bank applies the following criteria to determine whether the recognition of a specific valuation allowance for a given receivable is required:

•	internal credit rating as non-investment grade,
•	non-performing, deferred or restructured exposures,
•	material deterioration of the business partner’s credit quality,
•	material deterioration of the credit quality of the business partner’s country of domicile.

The amount of specific valuation allowances on loans and advances is equal to the difference between the outstanding loan amount and the lower fair value at the reporting date. The fair value is determined on the basis of the still expected, discounted returns from the loan exposure. Due consideration is given to furnished collateral.

70

In accordance with IDW RS BFA 7, general valuation allowances are recognised for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

Due to the low default rates of its portfolio, Rentenbank does not have enough of a default history to allow for a reliable estimate of its default rate.

Therefore, the internal master scale is derived from the realised default rates published by the rating agencies Fitch, Moody’s, and S&P. The probabilities of default are allocated on the basis of the credit quality of the respective business partner.

The loss given default (LGD) rates for specific products and types of transactions are determined by application of analytical and expert-based methods, with due regard to the respective collateralisation.

(4)           Determination of fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined with reference to either directly observable exchange or market prices or the Bank’s own calculations on the basis of valuation models and observable market parameters. When valuation models are applied, the fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). Contracts with option features are measured by application of recognised option pricing models. Hedged items are discounted to present value using a base curve plus a credit spread based on credit quality.

Derivatives are discounted to present value on the basis of the OIS (overnight interest rate swap) swap curve, as well as basis swap spreads and cross-currency basis spreads. These are differentiated by maturity and currency and obtained from external market data providers. Apart from the yield curves and spreads mentioned above, volatilities and correlations are also taken into account in the calculations.

(5)           Loss-free valuation of the banking book

According to the IDW Accounting Principle “Specific aspects of the loss-free valuation of interest rate transactions in the banking book (interest book)” (IDW RS BFA 3), a provision for onerous contracts must be recognised in respect of any excess liability in the banking book resulting from an interest rate transaction on the basis of an overall assessment of the transaction.

A periodic (income statement) approach was applied to calculate the amount required to be recognised as a provision in the context of the loss-free valuation of the banking book. The banking book comprises all the Bank’s interest-bearing transactions and is managed on a uniform basis.

For calculation purposes, future period gains or losses in the banking book were determined on the basis of the profit/loss contributions of closed and open interest rate positions.

These future cash flows were discounted to present value at the reporting date on the basis of generally recognised, maturity-matched money market and capital market rates. Risk expenses were calculated on the basis of future expected losses and the proportion of administrative expenses allocable to portfolio management was determined on the basis of internal assessments. Based on these calculations, it was determined that no such provisions needed to be recognised at December 31, 2023.

(6)           Trust assets / trust liabilities

Trust assets and trust liabilities are presented as separate balance sheet items in accordance with Section 6 RechKredV. Due to the correlation between trust assets and trust liabilities, both are measured at nominal amounts.

(7)           Property and equipment and intangible assets

In accordance with German commercial law, items of property and equipment and intangible assets are measured at cost, less any depreciation and amortisation over their estimated useful lives.

71

Depreciation of property and equipment and amortisation of intangible assets are charged on a straight-line basis over estimated useful lives, ranging from 33 to 50 years for buildings and from three to six years for operational and office equipment. Intangible assets are amortised on a straight-line basis over a period of three to four years.

(8)           Prepaid expenses / deferred income

Other prepaid expenses and deferred income are recognised in accordance with Section 250 (1) and (2) HGB.

(9)           Provisions

Provisions are measured at the necessary settlement amount according to prudent business judgement, with due regard to future price and cost increases. Provisions with a remaining term of more than one year are discounted to present value at the reporting date.

Pension provisions

Pension obligations are discounted to present value by application of the average market interest rate for the last ten financial years, as calculated and published on a monthly basis by the Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung, RückAbzinsV). This average interest rate corresponds to the remaining term of the provisions. In accordance with Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted to present value on a flat-rate basis by application of the average market interest rate corresponding to an assumed remaining term of 15 years.

In accordance with Section 253 HGB, as amended in 2016, provisions for pension obligations are discounted to present value by application of the average market interest rate for the last ten financial years (last seven financial years up to and including 2015), which corresponds to the remaining term of the pension obligations. On this basis, a difference of EUR 2.0 million (EUR 8.6 million) was calculated for 2023.

According to Section 253 (6) sentence 2 HGB, profits may only be distributed if the freely disposable reserves remaining after distribution, plus any profit carried forward and minus any loss carried forward, are at least equal to the difference determined in accordance with Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations earned by employees in the past periods of service up to the reporting date in accordance with the pension formula. The 2018 G Mortality Tables of Prof. Dr. Klaus Heubeck are applied as the biometric calculation parameters.

The following parameters were applied as the basis for the calculation as of December 31, 2023:

	2023 per annum	2022 per annum
Actuarial interest rate pursuant to Section 253 (2) sentence 2 HGB	1.83%	1.78%
Career trend	1.00%	1.00%
Trend of creditable compensation	2.50%	2.50%
Pension trends (range of adjustments)	1.00–2.50%	1.00–2.50%
Employee turnover	average 5.00%	average 5.00%
Increase in the Consumer Price Index (CPI)[1]	2.50%	2.50%
Development of contribution assessment ceilings	3.00%	2.50%

1 Accumulated inflation was included in the CPI adjustment with subsequent funding of 4.6% in 2023 (PY: 10.5%).

Other provisions

Other provisions are discounted to present value by application of the average market interest rates for the past seven financial years, as calculated and published on a monthly basis by the Bundesbank in accordance with the German Regulation on the Discounting of Provisions. This average interest rate corresponds to the remaining terms of the provisions.

Provisions for special promotional loans cover the interest subsidy for the entire term of the loan or until the repricing date.

72

(10)         Valuation units / currency translation

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are done in accordance with Section 340h in conjunction with Section 256a HGB and Section 252 (1) no. 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation gains are presented in the item of “Other operating income” and currency translation losses in the item of “Other operating expenses”.

Rentenbank uses currency swaps and cross-currency interest rate swaps to hedge currency risks. Currency hedges are presented in the balance sheet by way of currency valuation units pursuant to Section 254 HGB. In these valuation units, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The Bank utilises the net hedge presentation method to present the offsetting value changes between the hedged item and the hedging instrument.

To measure the effectiveness of hedging relationships, the Bank uses the critical terms match method, by which the terms of the hedged item are continually compared with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives move in opposite directions and will offset each other in the time until the planned maturity dates of the valuation units with respect to the holding intention for the hedged risk.

Foreign currency-denominated assets, liabilities and pending transactions were translated into euros at the mean spot exchange rate at December 31, 2023.
Rentenbank uses the reference rate of the European Central Bank (ECB) for this purpose.

Notes to the balance sheet

The disclosures in the notes to the financial statements exclude pro rata interest, which may result in differences from the amounts presented on the face of the balance sheet.

(11)        Loans and advances to banks

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Payable on demand	8,693	8,491
Other loans and advances
– up to three months	1,875	2,208
– more than three months and up to one year	5,659	5,889
– more than one year and up to five years	25,844	25,076
– more than five years	24,341	23,759
Total	66,412	65,423

Loans and advances to companies in which an equity interest is held amounted to EUR 4,795 million (EUR 4,610 million).

(12)        Loans and advances to customers

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
– up to three months	291	297
– more than three months and up to one year	889	245
– more than one year and up to five years	2,447	2,676
– more than five years	3,693	4,386
Total	7,320	7,604

73

As of December 31, 2023, there were no loans and advances to customers with an indefinite term to maturity within the meaning of Section 9 (3) no. 1 RechKredV.

(13)         Bonds and other fixed-income securities

The total portfolio of bonds and other fixed-income securities is carried as financial investments. As in the prior year, no securities are held in the liquidity reserve.

Securities with a total carrying amount of EUR 15,690 million (EUR 15,760 million) are assigned to fixed assets. For securities totalling EUR 12,582 million (EUR 14,745 million), the fair value of EUR 11,836 (EUR 13,541 million) is less than the carrying amount. The undisclosed liabilities resulted from the changed environment of market interest rates. Based on the regular monitoring of issuers, there were no permanent impairments of securities held as fixed assets, as in the prior year. Avoided impairments amounted to EUR 746 million, as compared to EUR 1,204 million in the prior year.

As in the prior year, no securities of affiliated companies or companies in which an equity interest is held were included in bonds and other fixed-income securities.

Separate disclosures on exchange listing and residual maturity:

Exchange listing	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
– Exchange-listed	15,380	15,399
– Not exchange-listed	310	361
Total	15,690	15,760

Residual maturity up to one year	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Public-sector issuers	24	10
Other issuers	2,178	1,865
Total	2,202	1,875

(14)         Shares and other non-fixed-income securities

The line item of shares and other non-fixed-income securities with a total carrying amount of EUR 13.4 million (EUR 4.0 million) included exchange-listed securities with a carrying amount of EUR 0.1 million (EUR 0.1 million) and non-exchange-tradable securities with a carrying amount of EUR 13.3 million (EUR 3.9 million).

(15)         Equity interests and shares in affiliated companies

Rentenbank holds equity interests in the amount of EUR 328 million (EUR 328 million) and shares in affiliated companies in the amount of EUR 50 million (EUR 50 million). As in the prior year, no exchange-tradable securities are included in the balance sheet item of Equity interests and shares in affiliated companies.

(16)       Trust assets

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Receivables from the German Federal Republic’s special-purpose fund held at Rentenbank	164	166
Loans and advances to banks	-	0
Total	164	166

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(17)	Fixed assets

Statement of Changes in Fixed Assets in Euro Millions

	Intangible assets	Property and equipment			Financial investments
	Software and licenses	Land and buildings	Operational and office equipment	Assets under construction	Bonds and other fixed-income securities	Shares and other non-fixed-income securities	Equity interests	Shares in affiliated companies
Acquisition/ production cost January 1, 2023	74	54	18	12	15,759	4	328	50
Acquisitions	20	1	2	7	1,827	9	-	-
Disposals	0	-	0	-	1,896	-	-	-
Transfers	-	-	-	-	-	-	-	-
Acquisition/ production cost December 31, 2023	94	55	20	19	15,690	13	328	50
Accumulated depreciation and amortisation January 1, 2023	-55	-9	-17	_	Net change per Section 34 (3) sentence 2 RechKredV: EUR 0 million
Impairments
Accumulated depreciation and amortization on disposals	0	-	0	-
Depreciation and amortization 2023	-8	-1	-1	-
Accumulated depreciation and amortization December 31, 2023	-63	-10	-18	_
Write-ups	-	-	-	-
Carrying amounts December 31, 2023	31	45	2	19	15,690	13	328	50
Carrying amounts December 31, 2022	19	45	1	12	15,759	4	328	50

(18)       Other assets

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Cash collateral provided for derivatives contracts	3,839	4,187
Miscellaneous	7	5
Total	3,846	4,192

(19)       Prepaid expenses

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Premium from lending business	1,656	2,012
Discount from issuing business	611	417
Upfront payments made from derivatives	396	465
Payments made from EONIA-€STR conversion	1	1
Other	2	3
Total	2,666	2,898

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(20)       Liabilities to banks

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Payable on demand	51	2
Other liabilities
– up to three months	181	30
– more than three months and up to one year	57	405
– more than one year and up to five years	709	829
– more than five years	0	0
Total	998	1,266

(21)         Liabilities to customers

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Payable on demand	137	148
Other liabilities
– up to three months	75	9
– more than three months and up to one year	108	208
– more than one year and up to five years	483	568
– more than five years	958	1,126
Total	1,761	2,059

This item includes liabilities to affiliated companies in the amount of EUR 97 million (EUR 97 million) and liabilities to companies in which an equity interest is held in the amount of EUR 0 million (EUR 0 million).

(22)         Securitised liabilities

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Debt securities issued
– up to one year	17,238	17,067
– more than one year and up to five years	43,007	40,913
– more than five years	25,109	25,394
Total	85,354	83,374

(23)         Trust liabilities

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Liabilities from the German Federal Republic’s special-purpose fund held at Rentenbank	164	166
Liabilities to customers	-	0
Total	164	166

(24)         Other liabilities

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Cash collateral received for derivatives contracts	365	1,640
Other	12	6
Total	377	1,646

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(25)         Deferred income

Breakdown	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Discount from lending business	42	14
Premium from issuing business	350	440
Upfront payments received from derivatives	2,221	2,385
Payments received from EONIA-€STR conversion	12	15
Total	2,625	2,854

(26)         Provisions

This balance sheet item includes provisions for pension obligations to employees who are contractually entitled to pension benefits in the amount of EUR 155 million (EUR 155 million). The Other provisions break down as follows:

Other provisions	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
Interest subsidy for promotional loans	167	191
Promotion Innovation Fund	18	15
Promotion of agriculture (Promotional Fund)	6	7
Other provisions	12	12
Total	203	225

(27)         Subordinated liabilities

Breakdown by residual maturity	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million
– up to one year	40	-
– more than one year and up to five years	-	40
– more than five years	-	-
Total	40	40

The subordinated liabilities are issued in the form of promissory notes (carrying amount: EUR 40 million). Interest expenses for subordinated liabilities amounted to EUR 2 million (EUR 6 million).

Disclosures on funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities (before hedging):

1.	Promissory note for nominal amount of EUR 5 million; carrying amount: EUR 5 million; maturity: January 22, 2024; interest rate: 5.00%
2.	Promissory note for nominal amount of EUR 10 million; carrying amount: EUR 10 million; maturity: January 22, 2024; interest rate: 5.00%
3.	Promissory note for nominal amount of EUR 5 million; carrying amount: EUR 5 million; maturity: January 22, 2024; interest rate: 5.00%
4.	Promissory note for nominal amount of EUR 10 million; carrying amount: EUR 10 million; maturity: February 9, 2024; interest rate: 5.00%
5.	Promissory note for nominal amount of EUR 10 million; carrying amount: EUR 10 million; maturity: February 9, 2024; interest rate: 5.00%

Conversion into equity or another form of debt has not been agreed or planned.

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(28)        Foreign currency assets and liabilities

At the reporting date, assets denominated in foreign currency amounted to EUR 4,256 million (EUR 4,392 million) and liabilities denominated in foreign currency amounted to EUR 37,328 million (EUR 41,695 million). Foreign currency holdings are almost completely hedged by derivatives.

(29)        Contingent liabilities

The contingent liabilities of EUR 26 million (EUR 36 million) result from deficiency guarantees. Default guarantees were issued for interest-subsidised capital market loans backed by public-sector counter-guarantees. We do not expect these guarantees to be called.

(30)        Other commitments

Other commitments consist of irrevocable loan commitments of EUR 1,516 million (EUR 1,963 million), almost all of which in the special promotional loan business.

The irrevocable loan commitments result from transactions for which Rentenbank has made a binding commitment to its customers, thereby exposing the Bank to a future credit risk. Based on experience values from previous years, Rentenbank expects that these irrevocable loan commitments will be drawn down almost entirely in 2024.

(31)        Cover calculation

The outstanding liabilities requiring cover consist exclusively of a small number of bearer bonds of insignificant amounts, the submission period for which has not yet expired. In the previous year, the outstanding liabilities requiring cover consisted entirely of registered bonds in the amount of EUR 19 million.

Loans and advances to banks in the amount of EUR 1 million (EUR 53 million) have been designated as cover assets to back debt securities issued.

Notes to the income statement

(32)        Interest income

Interest income includes negative interest from cash collateral provided and from lending and money market transactions in the total amount of EUR 3.7 million. Interest income includes the pro rata utilisation of the corresponding provisions for special promotional amounts in the amount of EUR 52.6 million (EUR 55.7 million).

Interest income also includes the effects of discounting the provisions recognised in respect of the interest subsidy for special promotional loans. These effects amount to EUR 0.4 million.

(33)        Interest expenses

Interest expenses are presented after deduction of positive interest from money market liabilities and cash collateral received in the total amount of EUR 0.3 million (reducing expenses).

Interest expenses for the recognition of provisions for the interest subsidy for special promotional loans amount to EUR 29.1 million in 2023 (EUR 55.1 million). Interest expenses also include the effects of compounding of provisions in the amount of EUR 0.1 million (EUR 0.5 million).

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(34)        Other operating income

Presentation of the most important sub-items according to Section 35 (1) no. 4 RechKredV:

Item 6: Other operating income	2023	2022
	€ million	€ million
Rental income / cost allocations from residential buildings and properties	2	2
Income from reversal of provisions	1	2
Capitalisation of project work contributed by internal employees	3	2
Cost reimbursements	0	0
Other reimbursements	8	8
Other income	1	1

Other operating income includes currency translation gains of EUR 0.9 thousand (EUR 1.1 thousand). This currency translation item resulted exclusively from the currency valuation of balances in foreign currency accounts with correspondent banks in foreign countries.

(35)        Other operating expenses

Presentation of the most important items according to Section 35 (1) no. 4 RechKredV:

Item 9: Other operating expenses	2023	2022
	€ million	€ million
Interest expenses from the valuation of pension provisions	1	5
Capital allocation Innovation Fund	7	3
Expenses for residential properties	0	1
Other expenses	1	0

The Other operating expenses include currency translation losses of EUR 4.3 thousand (EUR 0.8 thousand). This currency translation item resulted exclusively from the currency valuation of balances in foreign currency accounts with correspondent banks in foreign countries.

Other disclosures

(36)        Other financial commitments

In 2023, framework agreements were concluded with the development banks of the German federal states in relation to the granting of promotional loans for the 2024 financial year in the amount of EUR 2,400 million (EUR 1,640 million).

(37)        Derivative financial instruments

Derivatives are only used to hedge existing or foreseeable market price risks. The transaction volume is limited by counterparty-specific and product-specific limits and is continuously monitored as part of the risk management function.

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Derivative transactions

Pursuant to Section 285 no. 19 HGB, derivative transactions not measured at fair value are presented in the table below (netting and collateral agreements are not included in the table):

Derivatives carried in the investment book to hedge	Notional values		Market values positive	Market values negative
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2023
	€ million	€ million	€ million	€ million
Interest rate risks
Interest rate swaps	126,982	121,947	3,830	5,359
- of which €STR swaps	2,120	1,090	-	1
- of which termination and conversion rights embedded in swaps	2,377	2,271	159	190
Swaptions (sales)	49	49	-	1
Total interest rate risks	127,031	121,996	3,830	5,360
Currency risks
Cross-currency interest rate swaps	35,390	39,520	379	2,203
Currency swaps	5,698	6,116	2	72
Total currency risks	41,088	45,636	381	2,275

Total interest rate and currency risks	168,119	167,632	4,211	7,635

Derivative transactions are broken down by residual maturity in the table below:

Derivatives in the investment book	Notional values		Notional values
	Interest rate risks		Currency risks
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
	€ million	€ million	€ million	€ million
- up to three months	6,716	4,289	7,412	6,421
- more than three months and up to one year	11,485	11,176	2,686	6,455
- more than one year and up to five years	64,053	62,410	25,247	24,454
- more than five years	44,777	44,121	5,743	8,306
Total	127,031	121,996	41,088	45,636

Derivative transactions are broken down by counterparty in the table below:

Derivatives in the investment book	Notional values		Market values positive	Market values negative
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2023
	€ million	€ million	€ million	€ million
Banks in the OECD	158,283	159,715	4,121	7,078
Other counterparties in the OECD	9,836	7,917	90	557

Total	168,119	167,632	4,211	7,635

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(38)        Disclosures on valuation units pursuant to Section 285 no. 23 HGB

Hedged items were grouped into valuation units at the reporting date as follows:

Balance sheet item	Risk type	Carrying amount 2023	Carrying amount 2022	Hedged risk / notional value 2023	Hedged risk / notional value 2022
		€ million	€ million	€ million	€ million
Other loans and advances to banks	Currency	27	27	32	30
Bonds and other fixed-income securities	Currency	4,011	4,196	3,945	4,080
Liabilities to customers	Currency	27	41	27	41
Securitised liabilities	Currency	37,518	41,037	37,062	41,430
Subordinated liabilities	Currency	-	-	-	-

Please refer to Section (10) Valuation units / currency translation for a description of the qualitative formation of valuation units.

(39)       Compensation of the Management Board and Supervisory Board

Pursuant to Section 285 no. 9a HGB, the total compensation of the members of the Bank’s Management Board amounted to EUR 1,577 thousand in the 2023 financial year (PY: EUR 1,555 thousand). The following compensation was paid to the individual Management Board members in the 2023 financial year:

Breakdown	Fixed compensation	Other compensation	Total
	€ thousand	€ thousand	€ thousand
Nicola Steinbock	550	10	560
Dietmar Ilg	500	8	508
Dr. Marc Kaninke	500	9	509
Total Management Board	1,550	26	1,577

As of December 31, 2023, the provision for pension commitments to former members of the Management Board and their survivors totalled EUR 24,650 thousand (EUR 25,716 thousand). An amount of EUR 1,663 thousand (EUR 1,638 thousand) was paid for current pension benefits.

Under the established compensation system, the annual base compensation of the Chairperson of the Supervisory Board amounts to EUR 30 thousand, that of the Vice Chairperson EUR 20 thousand, and that of all other Supervisory Board members EUR 10 thousand each. An additional compensation of EUR 2 thousand is paid to members for each committee membership and EUR 4 thousand to the Chairperson of each committee. The compensation of members of the German federal government, who are members of the Supervisory Board pursuant to Section 7 (1) no. 4 of Rentenbank’s Governing Law, and the Representative of the German Federal Ministry of Food and Agriculture pursuant to Section 7 (5) of Rentenbank’s Governing Law, has been set at EUR 0.

The total compensation granted to Supervisory Board members in the past financial year amounted to EUR 236.7 thousand (EUR 235.0 thousand), partly including value-added tax.

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The individual compensation amounts (exclusive of value-added tax) are presented in the table below:

Member	Time Period		Compensation in kEUR (rounded)
	2023	2022	2023	2022
Joachim Rukwied	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	46.0	46.0
Cem Özdemir	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	0.0	0.0
Dr. Hermann Onko Aeikens	-	Jan. 1 – Feb. 1	-	1.4
Jan-Philipp Albrecht	-	Jan. 1 – Jun. 3	-	4.3
Silvia Bender	Jan. 1 – Dec. 31	Feb. 8 – Dec. 31	0.0	0.0
Petra Bentkämper	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Dr. Holger Hennies	Mar. 27 – Dec. 31	-	7.6	-
Franz-Josef Holzenkamp	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Markus Kamrad	Jan. 1 – Apr. 27	Jan. 26 – Dec. 31	3.3	9.3
Bernhard Krüsken	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	18.0	18.0
Detlef Kurreck	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Dr. Marcus Pleyer	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	18.0	18.0
Michael Reuther	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	16.0	16.0
Dr. Birgit Roos	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Harald Schaum	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Karsten Schmal	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Daniela Schmitt	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Rainer Schuler	-	Jan. 1 - Jan. 10	-	0.3
Werner Schwarz	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Tim Schwertner	Jan. 1 – Dec. 31	Jan. 11 – Dec. 31	10.0	9.7
Dr. Caroline Toffel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Esther Uleer	Jun. 1 – Dec. 31	-	5.8	-
Total compensation			236.7	235.0

(40)       Average number of employees pursuant to Section 267 (5) HGB

Employees	2023			2022
	Men	Women	Total	Men	Women	Total
Full-time	208	120	328	188	112	300
Part-time	19	73	92	20	71	91
Total	227	193	420	208	183	391

Rentenbank had an annual average of 193 female employees (183) and 227 male employees (208) – full-time and part-time – under contract in the 2023 financial year.

(41)       Shareholdings pursuant to Section 285 no. 11 and Section 340a (4) no. 2 HGB

In accordance with Section 286 (3) sentence 1 no. 1 HGB, we have opted not to provide a list of shareholdings pursuant to Section 285 no. 11 HGB due to their minor significance for an assessment of the Bank’s financial position, cash flows, and financial performance.

Pursuant to Section 340a (4) no. 2 HGB, the equity interests held in large corporations exceeding 5% of the voting rights in each case are listed in the following:

•	Niedersächsische Landgesellschaft mbH, Hanover
•	Landgesellschaft Schleswig-Holstein mbH, Kiel

(42)       Other liability agreements

Rentenbank has undertaken in a letter of comfort to endow LR Beteiligungsgesellschaft mbH with its registered head office in Frankfurt am Main with sufficient financial resources to ensure that it is always able to meet its obligations on time insofar and as long as it holds 100% of the equity in LR Beteiligungsgesellschaft mbH.

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(43)       Auditor’s fees pursuant to Section 285 no. 17 HGB

The fees of Rentenbank’s auditors are as follows:

Breakdown[1]	2023	2022
	€ thousand	€ thousand
Auditing services	486.2	322.8
Other assurance services	110.1	114.3
Other services	5.1	6.0
Total	601.4	443.1

1) Of the total fees payable to the auditor in 2023, an amount of EUR 21.1 thousand was for auditing services provided in the previous year and EUR 0.3 thousand was for other assurance services provided in the previous year.

(44)       Events after the reporting date pursuant to Section 285 no. 33 HGB

No events of particular significance occurred after the close of the financial year that were not included in the income statement or the balance sheet.

(45)       Proposals for the utilisation of profit pursuant to Section 285 no. 34 HGB

The profit utilisation proposal included in the annual financial statements for the 2023 financial year requires the adoption of approving resolutions by the Supervisory Board.

The proposal for the utilisation of 2023 net income and profit is set out in the following draft resolutions:

•	From the net income of EUR 37,000,000 presented in the income statement, an amount of EUR 18,500,000 will be allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.
•	From the remaining distributable profit of EUR 18,500,000, an amount of EUR 9,250,000 will be allocated to the Federal Republic of Germany’s Special-Purpose Fund and an amount of EUR 9,250,000 to the promotional fund.

(46)       Disclosure of mandates pursuant to Section 340a (4) no. 1 HGB

Pursuant to Section 340a (4) no. 1 HGB, the mandates held by the legal representatives or other employees of Rentenbank on the legally required supervisory boards of large corporations (Section 267 (3) HGB) are listed below:

Nikola Steinbock	Universitätsklinikum Leipzig, AöR (member of the Supervisory Board)
Dietmar Ilg	BVVG Bodenverwertungs- und -verwaltungs GmbH, (member of the Supervisory Board)

Internationales Bankhaus Bodensee AG (member of the Supervisory Board)

VR Smart Finanz AG, Eschborn (member of the Supervisory Board)

The Management Board’s and Supervisory Board’s Statement of Compliance with the German federal government’s Public Corporate Governance Code is publicly available at Rentenbank’s website.

The annual financial statements and the management report are available on Rentenbank’s website and in the German Federal Gazette (Bundesanzeiger).

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Members of the Management Board and Supervisory Board
(January 1, 2023 to March 1, 2024)

MANAGEMENT BOARD

Nikola Steinbock (Chairperson of the Management Board), foreign trade merchant

Dietmar Ilg (Chief Risk Officer), Dipl.-Kaufmann

Dr. Marc Kaninke (Chief Financial and IT Officer), Dipl.-Volkswirt, Dipl.-Kaufmann

SUPERVISORY BOARD

Chairperson:

Joachim Rukwied	President of Deutscher Bauernverband e.V.

Vice Chairperson:

Cem Özdemir	German Federal Minister for Food and Agriculture

Representatives of Deutscher Bauernverband e.V.:

Bernhard Krüsken	Secretary-General of Deutscher Bauernverband e.V.,

Detlef Kurreck	President of Bauernverband Mecklenburg-Western Pomerania e. V.

Karsten Schmal	President of Hessischer Bauernverband e.V.

Petra Bentkämper	President of Deutscher LandFrauenverband e.V.

Dr. Holger Hennies	President of Landvolk Niedersachsen
(since March 27, 2023)	Landesbauernverband e.V.

Representative of Deutscher Raiffeisenverband e.V.:

Franz-Josef Holzenkamp	President of Deutscher Raiffeisenverband e.V.

Representatives of the food industry:

Tim Schwertner	Treasurer of Bundesvereinigung der Deutschen
Ernährungsindustrie e.V.
84

Agriculture Ministers of the German federal states:

Berlin:

Markus Kamrad	State Secretary for Environment, Mobility,
(until April 27, 2023)	Consumer Protection and Climate Protection, Berlin

Esther Uleer	State Secretary, State Administration for Justice and
(June 1, 2023 – December 31, 2023)	Consumer Protection, Berlin

Rhineland-Palatinate:

Daniela Schmitt	Minister, Ministry of Commerce, Transportation, Agriculture,
(until December 31, 2023)	and Viticulture, Rhineland-Palatinate

Schleswig-Holstein:

Werner Schwarz	Minister, Ministry of Agriculture, Rural Areas, Europe,
(until December 31, 2023)	and Consumer Protection, Schleswig-Holstein

Bavaria:

Michaela Kaniber	State Minister, Bavarian State Ministry
(since January 1, 2024)	for Nutrition, Agriculture, Forests and Tourism

Bremen:

Jan Fries	State Councillor, Senate for Environment, Climate and Science of
(since January 1, 2024)	the Free Hanseatic City of Bremen

Saxony-Anhalt:

Sven Schulze	Minister, Ministry for Economic Affairs, Tourism, Agriculture and Forests of the Federal
(since January 1, 2024)	State of Saxony-Anhalt

Representative of the trade unions:

Harald Schaum	National Vice Chairman of the Industrial Union for Construction, Agriculture, Environment (IG Bauen-Agrar-Umwelt)

Representatives of the German Federal Ministry of Food and Agriculture:

Silvia Bender	State Secretary

Representative of the German Federal Ministry of Finance:

Dr. Marcus Pleyer	Head of Directorate

Representatives of banks or other lending experts:

Michael Reuther	Managing Director Keppler Mediengruppe

Dr. Birgit Roos	Chairwoman of the Management Board of
Sparkasse Krefeld, retired

Dr. Caroline Toffel	Member of the Management Board of Berliner Volksbank eG

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Frankfurt am Main, March 1, 2024

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Nikola Steinbock	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

86

Responsibility Statement from the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank, and the management report includes a fair review of the development and performance of the business and the position of the Bank, together with a description of the principal opportunities and risks associated with the expected development of the Bank.

Frankfurt am Main, March 1, 2024

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Nikola Steinbock	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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This is an English translation of the German text, which is the sole authoritative version.

Based on the results of our audit, we have issued the following unqualified audit opinion:

INDEPENDENT AUDITOR’S REPORT

To Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany

REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT

Audit Opinions

We have audited the annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, which comprise the balance sheet as at December 31, 2023, and the statement of profit and loss, the cash flow statement and the statement of changes in equity for the financial year from January 1 to December 31, 2023, and the notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, for the financial year from January 1 to December 31, 2023. In accordance with the German legal requirements, we have not audited the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report.

In our opinion, on the basis of the knowledge obtained in the audit,

•	the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31, 2023 and of its financial performance for the financial year from January 1 to December 31, 2023 in compliance with German Legally Required Accounting Principles, and
•	the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report.

Pursuant to Section 322 (3) sentence 1 German Commercial Code (HGB), we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with Section 317 HGB and the EU Audit Regulation (No. 537/2014; referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

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Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31, 2023. These matters were addressed in the context of our audit of the annual financial statements as a whole and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In the following, we present the issue of identification and measurement of provisions for credit losses, which we have determined to be a key audit matter in the course of our audit.

Our presentation of this key audit matter has been structured as follows:

a)	description (including reference to corresponding information in the annual financial statements and the management report),
b)	auditor’s response.

Identification and measurement of provisions for credit losses

a)	In its annual financial statements for the financial year ended December 31, 2023, Landwirtschaftliche Rentenbank discloses loans and advances to credit institutions, loans and advances to customers, securities and contingent liabilities as well as irrevocable loan commitments totalling bEUR 92.0 arising from its lending business. In light of the relative significance of credit transactions in the balance sheet of Rentenbank given a balance sheet total of bEUR 97.8, we considered the provisions for credit losses to be a key audit matter. The provisions for credit losses as at December 31, 2023 are as follows:

Rentenbank has set up general allowances of mEUR 3.2 and general provisions of kEUR 13 to provide for inherent credit risks in the lending business for the above balance sheet items. As in the prior year, no specific allowances and/or provisions for individual loans for imminent credit losses are recognised in the annual financial statements.

For the purpose of determining general allowances for inherent credit risks, loans and advances to credit institutions, loans and advances to customers, securities, contingent liabilities and irrevocable loan commitments without any identifiable imminent credit losses are allocated to rating levels on the basis of quantitative and qualitative criteria. They are calculated using an expected loss approach as provided for in Accounting Statement of the Banking Committee of the Institute of Public Auditors in Germany IDW RS BFA 7. For this purpose, the Bank uses the simplified valuation method permitted under IDW RS BFA 7 and determines the one-year expected credit loss based on annual probabilities of default in accordance with the respective internal rating levels. The probabilities of default are derived from data published by rating agencies using regression analyses. The loss given default is determined individually for each business line.

For determining potential specific allowances and/or provisions for imminent credit losses, the loans and advances, securities, contingent liabilities and irrevocable loan commitments for which a sustainable debt servicing capacity is not expected are identified in a first step. Subsequently, the specific allowances and/or provisions are determined on a case-by-case basis based on estimated future cash flows, taking into account expected cash inflows from the sale of collateral, if applicable.

The loss given default is the key value-determining parameter for determining the general allowances. In addition to this, in light of the credit volume, we consider the identification of any need for specific allowances to be significant as, in the scope of credit monitoring, this identification requires appropriate assumptions to be made concerning the solvency of the borrowers and, if applicable, the recoverability of collateral and as, in this respect, these estimations and/or assumptions are subject to the judgement of the executive directors of Rentenbank.

Concerning an explanation of the system for risk provisioning, we draw attention to section 3 “Provision for loan losses” of the notes to the financial statements of Landwirtschaftliche Rentenbank as well as to section 4.7 “Credit risks” of the management report.

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b)	In the scope of our audit, we relied, based on our risk assessment, on control-based and substantive procedures. We performed the following audit procedures, among others:

First, we obtained an understanding of the development and composition of the credit portfolio, the associated credit risks and internal control with regard to the identification, management, monitoring and valuation of provisions for credit losses and assured ourselves of the appropriateness and effectiveness of the relevant accounting-related internal control.

With regard to Rentenbank’s recognition and measurement policies, we assessed whether the method for measuring the general allowances and provisions complies with legally required accounting principles. As part of our audit of the risk management, we assessed and reviewed the methodological appropriateness of the parametrisation of default probabilities and loss given default. Moreover, we audited the correctness of the calculations for determining the general allowances and/or provisions. In addition, we audited the implementation and effectiveness of controls regarding the up-to-dateness and correctness of borrower ratings used by Rentenbank as well as for identifying defaulted borrowers and/or issuers. By means of a sample, which we determined both by risk-orientated means and on a random basis, we audited whether specific allowances for imminent credit losses were necessary using documentation supplied for proving creditworthiness and, if applicable, collateral.

Other Information

The executive directors and/or the supervisory board are responsible for the other information. The other information comprises

•	the report of the supervisory board,
•	the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report,
•	the executive directors’ confirmations regarding the annual financial statements and the management report pursuant to Section 264 (2) sentence 3 and Section 289 (1) sentence 5 HGB, respectively, and
•	all other parts of the annual report, including the integrated sustainability reporting, with the exception of the audited annual financial statements and the audited content of the management report as well as our auditor’s report thereon.

The supervisory board is responsible for the report of the supervisory board. The executive directors and the supervisory board are responsible for the declaration of compliance concerning the Public Corporate Governance Code of the German Federal Government. Otherwise the executive directors are responsible for the other information.

Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information identified above and, in doing so, to consider whether the other information

•	is materially inconsistent with the annual financial statements, with the audited content of the management report or our knowledge obtained in the audit, or
•	otherwise appears to be materially misstated.
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Responsibilities of the Executive Directors and the Supervisory Board for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud (i.e. fraudulent financial reporting and misappropriation of assets) or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
•	obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company.
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•	evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
•	conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.
•	evaluate the presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.
•	evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.
•	perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the actions taken or safeguards applied to eliminate independence threats.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements for the current period and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Report on the Audit of the Electronic Reproductions of the Annual Financial Statements and of the Management Report Prepared for Publication Pursuant to Section 317 (3a) HGB

Audit Opinion

We have performed an audit in accordance with Section 317 (3a) HGB to obtain reasonable assurance whether the electronic reproductions of the annual financial statements and of the management report (hereinafter referred to as “ESEF documents”) prepared for publication, contained in the file, which has the SHA-256 value 2057b535b60c600352055d6ad8d07239f7e06a64365b950d 505cfe794880ec7d, meet, in all material respects, the requirements for the electronic reporting format pursuant to Section 328 (1) HGB (“ESEF format”). In accordance with the German legal requirements, this audit only covers the conversion of the information contained in the annual financial statements and the management report into the ESEF format, and therefore covers neither the information contained in these electronic reproductions nor any other information contained in the file identified above.

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In our opinion, the electronic reproductions of the annual financial statements and of the management report prepared for publication contained in the file identified above meet, in all material respects, the requirements for the electronic reporting format pursuant to Section 328 (1) HGB. Beyond this audit opinion and our audit opinions on the accompanying annual financial statements and on the accompanying management report for the financial year from January 1 to December 31, 2023 contained in the “Report on the Audit of the Annual Financial Statements and of the Management Report” above, we do not express any assurance opinion on the information contained within these electronic reproductions or on any other information contained in the file identified above.

Basis for the Audit Opinion

We conducted our audit of the electronic reproductions of the annual financial statements and of the management report contained in the file identified above in accordance with Section 317 (3a) HGB and on the basis of the IDW Auditing Standard: Audit of the Electronic Reproductions of Financial Statements and Management Reports Prepared for Publication Purposes Pursuant to Section 317 (3a) HGB (IDW AuS 410 (06.2022)). Our responsibilities in this context are further described in the “Auditor’s Responsibilities for the Audit of the ESEF Documents” section. Our audit firm has applied the requirements of the IDW Quality Management Standards.

Responsibilities of the Executive Directors and the Supervisory Board for the ESEF Documents

The executive directors of the Company are responsible for the preparation of the ESEF documents based on the electronic files of the annual financial statements and of the management report according to Section 328 (1) sentence 4 no. 1 HGB.

In addition, the executive directors of the Company are responsible for such internal controls that they have considered necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-compliance with the requirements for the electronic reporting format pursuant to Section 328 (1) HGB.

The supervisory board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

Auditor’s Responsibilities for the Audit of the ESEF Documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of Section 328 (1) HGB. We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material intentional or unintentional non-compliance with the requirements of Section 328 (1) HGB, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion.
•	obtain an understanding of internal control relevant to the audit on the ESEF documents in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.
•	evaluate the technical validity of the ESEF documents, i.e. whether the file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815, in the version in force at the balance sheet date, on the technical specification for this electronic file.
•	evaluate whether the ESEF documents enable a XHTML reproduction with content equivalent to the audited annual financial statements and to the audited management report.
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Further Information Pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by resolution of the supervisory board on March 31, 2023. We were engaged by the supervisory board on August 23, 2023. We have been the auditor of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, without interruption since the financial year 2019.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

In addition to the financial statement audit, we have provided to the audited Company or its controlled entities the following services that are not disclosed in the annual financial statements or in the management report:

•	project-based audit of the project “D WH-BAIS-Anbindung” (DWH-BAIS connection),
•	issuance of comfort letters and other related assurance services,
•	audit related to the utilisation of credit claims as eligible collateral in the Eurosystem (MACCs),
•	confirmation of the questionnaire for contributions to the deposit guarantee fund of the Association of German Public Sector Banks (Bundesverband Öffentlicher Banken Deutschlands e.V.),
•	training courses for committee members and executive employees, and
•	voluntary audit of subsidiaries as well as audit of annual accounts of the Federal Republic’s Special Purpose Fund which is administered by Rentenbank.

OTHER MATTER — USE OF THE AUDITOR’S REPORT

Our auditor’s report must always be read together with the audited annual financial statements and the audited management report as well as with the audited ESEF documents. The annual financial statements and the management report converted into the ESEF format – including the versions to be submitted for inclusion in the Company Register – are merely electronic reproductions of the audited annual financial statements and the audited management report and do not take their place. In particular, the ESEF report and our audit opinion contained therein are to be used solely together with the audited ESEF documents made available in electronic form.

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Stephanie Fischer.

Frankfurt am Main/Germany, March 1, 2024

Deloitte GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Stephanie Fischer Wirtschaftsprüferin (German Public Auditor)	/s/ Martin Maurer Wirtschaftsprüfer (German Public Auditor)

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Report of the Supervisory Board

The Supervisory Board and its committees performed the duties assigned to them by law and by Rentenbank’s Articles of Association and corporate governance principles and they advised and supervised the Management Board on the proper conduct of its work during the past financial year.

The Supervisory Board assured itself that the Management Board and Supervisory Board observed the Public Corporate Governance Code of the Federal Republic of Germany in the version of 16 September 2020. It will continually see to it that the Code is observed and implemented. The Supervisory Board approves the Corporate Governance Report, including the Statement of Compliance.

The annual financial statements and additionally the management report at 31 December 2023 prepared by the Management Board in accordance with the regulations of the German Commercial Code have been audited and provided with an unqualified audit opinion by Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. The Supervisory Board has acknowledged and concurred with the audit results.

The Supervisory Board has reviewed the annual financial statements, including the management report, and the Annual Report 2023 of Landwirtschaftliche Rentenbank. It hereby adopts the Bank’s 2023 annual financial statements and management report.

Of the net income of EUR 37,000,000 presented in the income statement, an amount of EUR 18,500 000 will be allocated to the Principal Reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

The Supervisory Board resolves to utilize the remaining distributable profit of EUR 18,500,000 in such a way that EUR 9,250,000 will be allocated to the Federal Republic of Germany’s Special-Purpose Fund and EUR 9,250,000 to the Promotional Fund.

Frankfurt am Main, March 20, 2024

THE SUPERVISORY BOARD
OF LANDWIRTSCHAFTLICHE RENTENBANK

The Chairman

/s/ Joachim Rukwied

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SUPPLEMENTARY INFORMATION ON FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2023, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
AUD - Australian Dollar
AU3CB0214211	Fixed Rate	4.75	2024	1,475,000,000.00	906,966,734.30
AU3CB0220598	Fixed Rate	4.75	2026	880,000,000.00	541,105,577.08
AU3CB0222362	Fixed Rate	4.25	2025	1,570,000,000.00	965,381,540.92
AU3CB0239796	Fixed Rate	2.6	2027	925,000,000.00	568,775,748.63
AU3CB0246999	Fixed Rate	3.25	2028	1,505,000,000.00	925,413,515.34
AU3CB0247062	Fixed Rate	3.4	2032	100,000,000.00	61,489,270.12
AU3CB0254001	Fixed Rate	3.2	2029	750,000,000.00	461,169,525.92
AU3CB0265411	Fixed Rate	1.9	2030	300,000,000.00	184,467,810.37
AU3CB0283190	Fixed Rate	0.4	2024	500,000,000.00	307,446,350.61
AU3CB0288108	Fixed Rate	3.3	2032	75,000,000.00	46,116,952.59
AU3CB0295822	Fixed Rate	4	2028	450,000,000.00	276,701,715.55
Australian Dollar Total	11			8,530,000,000.00	5,245,034,741.44

CAD - Canadian Dollar
US515110CB82	Fixed Rate	1	2024	500,000,000.00	341,483,403.91
Canadian Dollar Total	1			500,000,000.00	341,483,403.91

CHF - Swiss Franc
CH0049932863	Fixed Rate	2.833	2024	50,000,000.00	53,995,680.35
Swiss Franc Total	1			50,000,000.00	53,995,680.35

EUR - Euro
DE0002942448	Zero	0	2049	501,000.00	501,000.00
XF0029115338	Floating Rate	3.875	2027	19,290,123.46	19,290,123.46
XF0029211947	Fixed Rate	5	2024	10,000,000.00	10,000,000.00
XF0029211954	Fixed Rate	5	2024	10,000,000.00	10,000,000.00
XF0029211970	Fixed Rate	5	2024	10,000,000.00	10,000,000.00
XF0029211988	Fixed Rate	5	2024	10,000,000.00	10,000,000.00
XF0029212598	Fixed Rate	4.155	2024	2,000,000.00	2,000,000.00
XF0029212804	Fixed Rate	0.376	2026	30,000,000.00	30,000,000.00
XF0029212812	Fixed Rate	0.24	2025	10,000,000.00	10,000,000.00
XF0029212820	Fixed Rate	0.252	2025	10,000,000.00	10,000,000.00
XF0029500430	Fixed Rate	0.159	2025	500,000,000.00	500,000,000.00
XF0029600024	Fixed Rate	4.48	2024	25,000,000.00	25,000,000.00
XF0029600032	Fixed Rate	4.48	2024	20,000,000.00	20,000,000.00
XF0029600040	Fixed Rate	4.505	2028	20,000,000.00	20,000,000.00
XF0029600057	Fixed Rate	4.575	2024	20,000,000.00	20,000,000.00
XF0029600065	Fixed Rate	4.49	2028	20,000,000.00	20,000,000.00
XF0029600073	Fixed Rate	4.525	2024	40,000,000.00	40,000,000.00
XF0029600099	Fixed Rate	4.55	2024	10,000,000.00	10,000,000.00
96

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
XF0029600115	Fixed Rate	4.47	2028	40,000,000.00	40,000,000.00
XF0029600149	Fixed Rate	4.41	2028	43,000,000.00	43,000,000.00
XF0029600156	Fixed Rate	4.51	2024	55,700,000.00	55,700,000.00
XF0029600172	Fixed Rate	4.475	2024	25,000,000.00	25,000,000.00
XF0029600198	Fixed Rate	4.225	2025	26,000,000.00	26,000,000.00
XF0029600206	Fixed Rate	4.24	2024	10,000,000.00	10,000,000.00
XF0029600248	Fixed Rate	3.91	2028	50,000,000.00	50,000,000.00
XF0029600370	Fixed Rate	4	2027	65,000,000.00	65,000,000.00
XF0029600396	Fixed Rate	4.225	2025	17,000,000.00	17,000,000.00
XF0029600404	Fixed Rate	4.23	2025	35,000,000.00	35,000,000.00
XF0029600412	Fixed Rate	4.195	2025	55,250,000.00	55,250,000.00
XF0029600446	Fixed Rate	4.2	2024	20,000,000.00	20,000,000.00
XF0029600461	Fixed Rate	4.32	2028	5,000,000.00	5,000,000.00
XF0029600495	Fixed Rate	4.325	2025	5,000,000.00	5,000,000.00
XF0029600719	Fixed Rate	4.37	2024	10,000,000.00	10,000,000.00
XF0029600743	Zero	0	2029	47,774,800.48	47,774,800.48
XF0029600818	Zero	0	2026	81,693,092.79	81,693,092.79
XF0029600834	Fixed Rate	4.15	2026	5,000,000.00	5,000,000.00
XF0029600875	Zero	0	2027	44,017,659.48	44,017,659.48
XF0029600917	Zero	0	2041	75,771,322.69	75,771,322.69
XF0029600925	Fixed Rate	3.91	2026	25,000,000.00	25,000,000.00
XF0029600990	Fixed Rate	2.067	2024	50,000,000.00	50,000,000.00
XF0029601006	Fixed Rate	2.016	2024	100,000,000.00	100,000,000.00
XF0029601014	Fixed Rate	2	2025	50,000,000.00	50,000,000.00
XF0029601022	Fixed Rate	2.05	2026	50,000,000.00	50,000,000.00
XF0029601030	Fixed Rate	1.2	2035	48,000,000.00	48,000,000.00
XF0029601048	Zero	0	2035	42,000,000.00	42,000,000.00
XF0029601071	Zero	0	2036	67,374,829.97	67,374,829.97
XF0029601097	Zero	0	2036	65,995,895.49	65,995,895.49
XF0029601105	Zero	0	2036	65,638,543.30	65,638,543.30
XF0029601113	Zero	0	2036	31,893,025.25	31,893,025.25
XF0029601121	Zero	0	2036	31,735,859.00	31,735,859.00
XF0029601139	Zero	0	2036	30,504,751.00	30,504,751.00
XF0029601147	Fixed Rate	0.31	2031	15,000,000.00	15,000,000.00
XF0029601154	Zero	0	2046	44,000,000.00	44,000,000.00
XF0029601162	Zero	0	2036	33,538,928.25	33,538,928.25
XF0029601170	Zero	0	2046	84,887,433.00	84,887,433.00
XF0029601188	Zero	0	2046	84,737,436.10	84,737,436.10
XF0029601204	Zero	0	2047	145,207,565.76	145,207,565.76
XF0029601212	Zero	0	2047	10,890,567.42	10,890,567.42
XF0029601220	Zero	0	2047	18,247,278.60	18,247,278.60
XF0029601238	Zero	0	2051	14,053,790.63	14,053,790.63
XF0029601246	Zero	0	2049	72,490,280.40	72,490,280.40
XF0029601253	Fixed Rate	2.82	2042	20,000,000.00	20,000,000.00
XF0029601261	Fixed Rate	3.5	2043	15,000,000.00	15,000,000.00
XS1055718875	Fixed Rate	1.79	2024	15,000,000.00	15,000,000.00
97

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
XS1192872866	Fixed Rate	0.625	2030	2,110,000,000.00	2,110,000,000.00
XS1290114757	Zero	0	2035	34,800,000.00	34,800,000.00
XS1347758663	Fixed Rate	0.375	2024	2,050,000,000.00	2,050,000,000.00
XS1379610675	Fixed Rate	0.375	2026	2,500,000,000.00	2,500,000,000.00
XS1386405150	Fixed Rate	1	2031	20,000,000.00	20,000,000.00
XS1511781897	Fixed Rate	0.625	2036	1,850,000,000.00	1,850,000,000.00
XS1548516316	Fixed Rate	0.17	2024	100,000,000.00	100,000,000.00
XS1564325550	Fixed Rate	0.25	2024	2,200,000,000.00	2,200,000,000.00
XS1573223622	Zero	0	2047	106,000,000.00	106,000,000.00
XS1599274401	Fixed Rate	0.12	2024	100,000,000.00	100,000,000.00
XS1615677280	Fixed Rate	0.625	2027	2,200,000,000.00	2,200,000,000.00
XS1673096829	Fixed Rate	0.25	2025	1,850,000,000.00	1,850,000,000.00
XS1701861848	Zero	0	2047	31,717,479.50	31,717,479.50
XS1787328548	Fixed Rate	0.5	2025	1,550,000,000.00	1,550,000,000.00
XS1918006641	Fixed Rate	0.71	2028	10,000,000.00	10,000,000.00
XS1935141033	Fixed Rate	0.4	2029	10,000,000.00	10,000,000.00
XS1951092144	Fixed Rate	0.375	2028	2,500,000,000.00	2,500,000,000.00
XS1957349332	Fixed Rate	0.5	2029	2,500,000,000.00	2,500,000,000.00
XS2021173922	Fixed Rate	0.05	2029	1,300,000,000.00	1,300,000,000.00
XS2084429963	Fixed Rate	0	2029	2,500,000,000.00	2,500,000,000.00
XS2233120554	Fixed Rate	0	2027	2,000,000,000.00	2,000,000,000.00
XS2263517364	Fixed Rate	0.01	2040	500,000,000.00	500,000,000.00
XS2288920502	Fixed Rate	0	2028	1,650,000,000.00	1,650,000,000.00
XS2320764702	Zero	0	2051	41,174,562.00	41,174,562.00
XS2334867871	Zero	0	2051	54,074,328.00	54,074,328.00
XS2359292955	Fixed Rate	0	2031	1,000,000,000.00	1,000,000,000.00
XS2367892093	Fixed Rate	0.4	2036	10,000,000.00	10,000,000.00
XS2386139732	Fixed Rate	0	2028	1,850,000,000.00	1,850,000,000.00
XS2390861362	Fixed Rate	0	2026	1,500,000,000.00	1,500,000,000.00
XS2392952235	Fixed Rate	0.21	2033	12,000,000.00	12,000,000.00
XS2405489092	Fixed Rate	0.05	2031	1,450,000,000.00	1,450,000,000.00
XS2440790082	Fixed Rate	0.984	2042	125,000,000.00	125,000,000.00
XS2447757308	Fixed Rate	0.91	2032	50,000,000.00	50,000,000.00
XS2451817014	Fixed Rate	1.365	2042	120,000,000.00	120,000,000.00
XS2453958766	Fixed Rate	0.1	2027	2,000,000,000.00	2,000,000,000.00
XS2500341990	Fixed Rate	1.9	2032	1,000,000,000.00	1,000,000,000.00
XS2502386142	Fixed Rate	1.792	2030	100,000,000.00	100,000,000.00
XS2555166128	Fixed Rate	3	2034	500,000,000.00	500,000,000.00
XS2581363491	Fixed Rate	3.02	2030	25,000,000.00	25,000,000.00
XS2584540905	Fixed Rate	3.76	2034	25,000,000.00	25,000,000.00
XS2587748174	Fixed Rate	2.75	2032	1,050,000,000.00	1,050,000,000.00
XS2595650222	Fixed Rate	3.25	2030	2,500,000,000.00	2,500,000,000.00
XS2598304512	Fixed Rate	3.5	2029	40,000,000.00	40,000,000.00
XS2689476476	Fixed Rate	3.594	2043	25,000,000.00	25,000,000.00
XS2694863841	Fixed Rate	3.25	2033	1,000,000,000.00	1,000,000,000.00
XS2702300836	Fixed Rate	3.676	2043	1,000,000,000.00	1,000,000,000.00
Euro Total	110			47,863,960,552.57	47,863,960,552.57

98

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
GBP - British Pound Sterling
XS1872363558	Fixed Rate	1.375	2025	850,000,000.00	978,079,512.11
XS1944468617	Fixed Rate	1.375	2024	250,000,000.00	287,670,444.74
XS2035406987	Fixed Rate	0.875	2026	850,000,000.00	978,079,512.11
XS2436454842	Fixed Rate	1.25	2027	325,000,000.00	373,971,578.16
XS2474955924	Fixed Rate	2.125	2028	250,000,000.00	287,670,444.74
British Pound Sterling Total	5			2,525,000,000.00	2,905,471,491.86

JPY - Japanese Yen
XS0064185035	Fixed Rate	5.2	2026	10,000,000,000.00	63,967,248.77
XS0065054149	Floating Rate	0	2025	3,000,000,000.00	19,190,174.63
Japanese Yen Total	2			13,000,000,000.00	83,157,423.40

MXN - Mexican Peso
XS1721762240	Fixed Rate	7.46	2027	230,000,000.00	12,284,290.53
Mexican Peso	1			230,000,000.00	12,284,290.53

NOK - Norwegian Krone
XS2100782155	Fixed Rate	1.75	2025	2,000,000,000.00	177,928,028.11
XS2178489899	Fixed Rate	0.332	2025	1,000,000,000.00	88,964,014.06
XS2320031383	Fixed Rate	1.25	2026	1,000,000,000.00	88,964,014.06
XS2433243271	Fixed Rate	1.876	2027	2,000,000,000.00	177,928,028.11
Norwegian KroneTotal	4			6,000,000,000.00	533,784,084.34

NZD - New Zealand Dollar
NZLRBDT009C1	Fixed Rate	5.375	2024	1,000,000,000.00	571,297,989.03
NZLRBDT014C1	Fixed Rate	0.75	2025	300,000,000.00	171,389,396.71
NZLRBDT015C8	Fixed Rate	2.875	2027	450,000,000.00	257,084,095.06
NZLRBDT016C6	Fixed Rate	4.875	2029	300,000,000.00	171,389,396.71
XS1557161269	Fixed Rate	4.32	2032	15,000,000.00	8,569,469.84
XS1839905608	Fixed Rate	3.619	2028	40,000,000.00	22,851,919.56
New Zealand Dollar Total	6			2,105,000,000.00	1,202,582,266.91
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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
SEK - Swedish Krona
XS1690650392	Fixed Rate	1.4625	2027	3,080,000,000.00	277,577,505.41
XS1739553755	Fixed Rate	1.215	2027	150,000,000.00	13,518,385.00
XS1784133099	Fixed Rate	1.421	2028	187,000,000.00	16,852,919.97
XS1811361978	Fixed Rate	1.235	2028	150,000,000.00	13,518,385.00
XS1908251322	Fixed Rate	1.23	2028	3,650,000,000.00	328,947,368.42
XS1910862108	Fixed Rate	1.235	2028	1,600,000,000.00	144,196,106.71
XS1981094102	Fixed Rate	0.625	2026	2,000,000,000.00	180,245,133.38
XS2238022060	Fixed Rate	0.195	2027	1,000,000,000.00	90,122,566.69
XS2386638220	Fixed Rate	0.504	2028	1,500,000,000.00	135,183,850.04
Swedish Krona Total	9			13,317,000,000.00	1,200,162,220.62

USD - United States Dollar
US515110BN30	Fixed Rate	2	2025	2,000,000,000.00	1,809,954,751.13
US515110BP87	Fixed Rate	2.375	2025	1,500,000,000.00	1,357,466,063.35
US515110BR44	Fixed Rate	1.75	2026	1,500,000,000.00	1,357,466,063.35
US515110BT00	Fixed Rate	2.5	2027	1,250,000,000.00	1,131,221,719.46
US515110BX12	Fixed Rate	0.5	2025	2,000,000,000.00	1,809,954,751.13
US515110BY94	Fixed Rate	0.875	2030	1,500,000,000.00	1,357,466,063.35
US515110CA00	Fixed Rate	0.875	2026	1,750,000,000.00	1,583,710,407.24
US515110CC65	Fixed Rate	3.875	2027	1,250,000,000.00	1,131,221,719.46
US515110CD49	Fixed Rate	3.875	2028	1,250,000,000.00	1,131,221,719.46
US515110CE22	Fixed Rate	5	2033	1,000,000,000.00	904,977,375.57
XF0029601196	Floating Rate	0	2037	30,000,000.00	27,149,321.27
XS1270831420	Floating Rate	4	2025	30,000,000.00	27,149,321.27
XS1371543742	Floating Rate	3.83	2025	40,000,000.00	36,199,095.02
XS1551675488	Fixed Rate	2.375	2024	1,800,000,000.00	1,628,959,276.02
XS1691887852	Fixed Rate	2.435	2027	50,000,000.00	45,248,868.78
XS2101346208	Fixed Rate	1.75	2027	2,500,000,000.00	2,262,443,438.91
XS2307309893	Fixed Rate	1	2028	1,450,000,000.00	1,312,217,194.57
XS2481608029	Fixed Rate	3	2029	950,000,000.00	859,728,506.79
United States Dollar	18			21,850,000,000.00	19,773,755,656.11

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2023.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2023.

100

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). According to a first estimate of the Federal Statistical Office, approximately 84.7 million people were living in Germany at the end of 2023, which represents an increase of 0.3 million compared to the end of 2022. The increase corresponds to the average increase for the years 2012 to 2021 and was significantly lower than in 2022, when the population increased by 1.1 million people, mainly due to strong immigration from Ukraine. Net immigration (defined as immigration minus emigration) was the sole cause of population growth in 2023. According to the first estimate, in 2023 between 680,000 and 710,000 more people came to Germany than left the country. Compared to the years with particularly high refugee migration (2015: +1.14 million; 2022: +1.46 million), net immigration in 2023 was significantly lower. From a long-term perspective, however, net immigration remained at a high level, only comparable to the years 1991 (+603,000) and 1992 (+782,000), when many ethnic German repatriates from the former Soviet Union and war refugees from the former Yugoslavia came to Germany. In contrast, as in all years since German reunification in 1990, more people died than were born in 2023, which had a dampening effect on population growth. In 2023, the number of births fell by around 7% compared to 2022 and is expected to be between 680,000 and 700,000 (2022: 738,819), whereas the number of deaths decreased by around 4% to at least 1.02 million (2022: 1.07 million), resulting in a birth deficit (difference between births and deaths) of at least 320,000. At the end of 2022, approximately 17.5% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Bundesländer mit Hauptstädten nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2022 (September 2023) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/02-bundeslaender.html); Statistisches Bundesamt, Bevölkerung wächst im Jahr 2023 um gut 0,3 Millionen Personen, press release of January 25, 2024 (https://www.destatis.de/DE/Presse/Pressemitteilungen/2024/01/PD24_035_124.html); Statistisches Bundesamt, Städte (Alle Gemeinden mit Stadtrecht) nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2022 (September 2023) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/05-staedte.html).

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The following table shows selected key demographic figures for the Federal Republic for the years stated.

Population

	2022	2021	2020	2019	2018
	(number of persons)
Total population	84,358,845	83,237,124	83,155,031	83,166,711	83,019,213

Age distribution	(percent of total population)
Under 20	18.8	18.5	18.4	18.4	18.4
20-40	24.5	24.4	24.5	24.6	24.6
40-60	27.3	27.7	28.1	28.4	28.8
60-80	22.2	22.0	21.8	21.7	21.7
80 and more	7.2	7.3	7.1	6.8	6.5

Growth rate	(percent change on the previous year)
Total population	0.1	0.1	0.0	0.2	0.3
Under 20	2.8	0.6	0.0	0.2	0.3
20-40	1.6	-0.3	-0.5	0.1	0.5
40-60	-0.3	-1.3	-1.1	-1.1	-0.8
60-80	2.3	0.9	0.5	0.4	0.3
80 and more	0.0	3.0	4.5	5.4	4.6

Source: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 2011) (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Without the surplus resulting from net immigration, the total population would have fallen every year since German reunification in 1990 because more people died than were born in each year. These developments are expected to continue, together with the continued aging of the population. According to the 15th coordinated population projection of the Federal Statistical Office published in December 2022 and covering the period until 2070, the number of people of retirement age (which will be 67 years from 2031 onwards) or over in Germany will rise by roughly 4 million to at least 20 million by the mid-2030s. The number of people of working age (20 to 66 years), which currently comprises 51.4 million people, will decrease by between 1.6 and 4.8 million in the next 15 years, which may result in a downward pressure on Germany’s growth potential in the long term. The number of those aged 80 or over will remain relatively stable until the middle of the 2030s, amounting to between 5.8 and 6.7 million. Subsequently, this elderly population is expected to increase massively, along with the related need for long-term care. If net immigration remains at the level of the past decade of about 400,000 persons per year on average, roughly 90 million people would live in Germany in 2070. However, with a low level of net immigration of 180,000 people per year, the population would fall to 75 million people in 2070.

Sources: Statistisches Bundesamt, Bevölkerung wächst im Jahr 2023 um gut 0,3 Millionen Personen, press release of January 25, 2024 (https://www.destatis.de/DE/Presse/Pressemitteilungen/2024/01/PD24_035_124.html); Federal Statistical Office, 4 million more people aged 67 or over will live in Germany in 2035, press release of December 2, 2022 (https://www.destatis.de/EN/Press/2022/12/PE22_511_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2022/12/PD22_511_124.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, the latter consisting of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor

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heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 26, 2021.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. Upon proposal by the Bundespräsident, the Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are: the Social Democratic Party (SPD); the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU); the Greens (Bündnis 90/Die Grünen); the Free Democratic Party (FDP); the Alternative for Germany (AfD); the Left-Wing Party (Die Linke) and the Südschleswigscher Wählerverband (SSW), which participates in the distribution of seats of the Bundestag as a party representing the Danish minority in Federal State of Schleswig-Holstein, to which the five percent of the votes cast or three direct mandates threshold for participation in the Bundestag does not apply.

Since 1949, the Federal Republic has been governed by nine Chancellors over 20 electoral periods. The most recent general election, held in September 2021, resulted in a coalition between the Social Democratic Party (SPD), the Greens (Bündnis 90/Die Grünen) and the Free Democratic Party (FDP). On December 8, 2021, the Bundestag elected Olaf Scholz (SPD), who served as Finance Minister in the previous Federal Government, Chancellor for the first time.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiterin.de/en/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 18, 2021 (https://www.bundestag.de/en/parliament/elections/arithmetic); The Federal Government, New Federal Government in office, December 8, 2021 (https://www.bundesregierung.de/breg-en/service/archive/federal-chancellor-election-1989862).

The following table shows the results of the five most recent general elections for the Bundestag.

Election Results to the Bundestag

	2021 Elections		2017 Elections		2013 Elections		2009 Elections		2005 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
SPD	25.7	206	20.5	153	25.7	193	23.0	146	34.2	222
CDU/CSU	24.1	197	33.0	246	41.5	311	33.8	239	35.2	226
Bündnis 90/Die Grünen	14.8	118	8.9	67	8.4	63	10.7	68	8.1	51
FDP	11.5	92	10.7	80	4.8	—	14.6	93	9.8	61
AfD	10.3	83	12.6	94	4.7	—	—	—	—	—
Die Linke.	4.9	39	9.2	69	8.6	64	11.9	76	8.7	54
SSW (1)	0.1	1	—	—	—	—	—	—	—	—
Others	8.6	—	5.0	—	6.2	—	6.0	—	3.9	—
Total		736		709		631		622		614

(1)	SSW (Südschleswigscher Wählerverband), representing the Danish minority in the federal state of Schleswig-Holstein, is exempt from the five percent of the votes cast or three direct mandates threshold for representation in the Bundestag.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiterin.de/en/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); The Federal Returning Officer, Bundestag election 2017 (https://www.bundeswahlleiterin.de/en/bundestagswahlen/2017/ergebnisse/bund-99.html); Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

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International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was one of the six founding members of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably. Following the withdrawal of the United Kingdom from the EU on January 31, 2020, 27 countries currently form part of the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “EU Member States”). According to provisional data, the aggregate population of the 27 EU Member States was approximately 448 million as of January 1, 2023. Formal accession negotiations are currently being conducted with Montenegro, Serbia, Albania, North Macedonia and Türkiye. While Türkiye is a key strategic partner of the EU on issues including migration, security, counter-terrorism, and the economy, accession negotiations with Türkiye have not progressed in recent years. In 2022 the European Council granted Ukraine, Moldova and Bosnia and Herzegovina the status of candidate countries. In addition, in 2023 Georgia was granted candidate status by the European Council, on the understanding that it will take relevant steps, as set out in the European Commission recommendation dated November 2023. Kosovo applied for EU membership in December 2023. Since 2016, a Stabilization and Association Agreement between the EU and Kosovo has been in force.

Sources: European Union, Principles, countries, history, History of the EU (https://european-union.europa.eu/principles-countries-history/history-eu_en); European Union, Principles, countries, history, History of the EU, History of the European Union 1945-59 (https://european-union.europa.eu/principles-countries-history/history-eu/1945-59_en); European Union, Principles, countries, history, EU countries (https://european-union.europa.eu/principles-countries-history/eu-countries_en#the-27-member-countries-of-the-eu); Statistical Office of the European Communities, Total population (https://ec.europa.eu/eurostat/databrowser/view/tps00001/default/table?lang=en); European Commission, Enlargement Policy (https://neighbourhood-enlargement.ec.europa.eu/enlargement-policy_en).

Political Integration

The EU is based on treaties that are binding agreements between the EU Member States and have been approved voluntarily and democratically by all EU Member States. The treaties set out the EU’s objectives, the rules governing the EU institutions, the way decisions are taken and the relationship between the EU and the EU Member States. Treaties are amended from time to time to make the EU more efficient and transparent, to prepare for the accession of candidate countries as new EU Member States and to introduce new areas of cooperation. Under the treaties currently in place, EU institutions can adopt legislation, which, depending on the subject matter, either becomes directly applicable law or requires further implementation by the EU Member States.

The EU’s three main institutions are the Council of the EU (representing the governments of the EU Member States) (the “Council”), the Parliament (elected by and representing the citizens of the EU Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the EU Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

Article 50 of the Treaty on European Union provides for a mechanism for the voluntary and unilateral withdrawal of an EU Member State from the EU. Pursuant to Article 50, the withdrawal process is initiated by a notification from the EU Member State wishing to withdraw to the European Council. The EU treaties cease to apply to an EU Member State from the later of the date of entry into force of an agreement setting out arrangements for the EU Member State’s withdrawal, or within two years of the notification of the withdrawal.

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The European Council may, in agreement with the EU Member State concerned, unanimously decide to extend the period beyond two years.

EU Sanctions. Restrictive measures, also known as sanctions, are an essential tool of the EU’s Common Foreign and Security Policy. All restrictive measures adopted by the EU are fully compliant with its obligations under international law, including those pertaining to human rights and fundamental freedoms. The first step in adopting restrictive measures is through a proposal by the High Representative of the Union for Foreign Affairs and Security Policy. After this, the Common Foreign and Security Policy Council resolves on any restrictive measures by way of a decision binding on EU Member States. Any restrictive measures which include economic or financial sanctions additionally require the adoption of an accompanying Council regulation. Regulations are directly applicable within the EU and are binding on individuals and entities, including economic operators. Decisions and regulations on sanctions must be adopted unanimously by the Council. The regulation defines the precise scope of the measures and details of their implementation. In December 2023, the Council and the Parliament reached an agreement on an EU directive which will criminalize the violation of EU sanctions. This policy change gained particular traction in the context of Russia’s invasion of Ukraine.

As part of the EU response to Russia’s invasion of Ukraine the EU adopted a set of comprehensive restrictive measures against Russia and Russian individuals in addition to the prior sanctions that were imposed after the illegal annexation of Crimea in 2014. In addition, sanctions were issued against Belarus in response to their involvement in this invasion and against Iran in relation to the manufacturing and supply of drones. The sanctions imposed comprise, among others, individual and economic sanctions. In March 2024, 1,706 Russian individuals, including Russian President Vladimir Putin and Russian Foreign Minister Sergey Lavrov, and 419 entities were subjected to an asset freeze and/or a travel ban because their actions undermined Ukraine’s territorial integrity, sovereignty and independence. The lists of sanctioned persons and entities are kept under constant review and are subject to periodic renewals by the Council. The economic sanctions, which target exchanges with Russia and Belarus in specific economic sectors, include restricted access to EU capital markets for certain Russian banks and companies, a ban on transactions with the Russian Central Bank and the Central Bank of Belarus, a ban of a number of Russian and Belarusian banks from the SWIFT messaging network, a prohibition on the provision of euro-denominated banknotes to Russia and Belarus, a prohibition on the provision of crypto-wallets to Russia, a ban on coal and other solid-fossil-fuel imports from Russia, a price cap related to the maritime transport of crude oil and petroleum products, a ban on use of EU airspace and EU airports by Russian-owned, Russian-registered or Russian-controlled aircraft, a ban on exports to and imports from Russia of raw materials, goods and technology in various sectors, a ban on exports to Russia of dual-use goods, an export and import ban on arms and a prohibition on the provision of certain services to Russia or Russian persons, including the provision of software for the management of enterprises.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://op.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); EUR-Lex, Treaties currently in force (https://eur-lex.europa.eu/collection/eu-law/treaties/treaties-force.html); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/); EUR-Lex, Consolidated versions of the Treaty on European Union, Article 50 (https://eur-lex.europa.eu/eli/treaty/teu_2016/art_50/oj); European Council, Council of the European Union, Policies, Why the EU adopts sanctions, accessed on May 3, 2024 (https://www.consilium.europa.eu/en/policies/why-sanctions/); European Council, Council of the European Union, Policies, EU sanctions against Russia, accessed on May 3, 2024 (https://www.consilium.europa.eu/en/policies/sanctions-against-russia/); European Council, Council of the European Union, Policies, EU sanctions against Belarus, accessed on May 3, 2024 (https://www.consilium.europa.eu/en/policies/sanctions-against-belarus/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its member states. After a long process, a single market that provides for the free movement of goods and services, persons and capital among the EU Member States was established as of January 1, 1993. The integration of the EU Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level-playing field for EU Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one EU Member State. The EU promotes economic integration with regional aid,

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which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

State Aid. EU Member States may generally only grant state aid to companies within the narrow framework of the EU’s regulations and procedures on state aid in order to safeguard a level-playing field within the single market. To enable EU Member States to support their national economies during the COVID-19 pandemic the European Commission adopted a temporary framework for state aid measures (the “COVID Temporary Framework”) in March 2020, permitting EU Member States to provide certain types of direct support to companies and small enterprises affected by the COVID-19 pandemic. These support measures were therefore subject to less stringent conditions than would normally have been applicable. The COVID Temporary Framework was amended and extended several times. It expired on June 30, 2022, albeit with some exceptions. In particular, investment and solvency support measures were still permitted to be implemented until December 31, 2023. In addition, the COVID Temporary Framework provided for a flexible transition, under clear safeguards, for the conversion and restructuring of debt instruments, such as loans and guarantees, into other forms of support, such as direct grants, until June 30, 2023. The COVID Temporary Framework provided the basis for a number of German governmental support measures at the federal and regional (Länder) levels in connection with the COVID-19 pandemic, including for example the KfW Special Loan Program.

Similar considerations led to the adoption of a temporary crisis framework for state aid in March 2022 as part of the EU response to Russia’s invasion of Ukraine. This framework is referred to as “Temporary Crisis and Transition Framework” and has been amended and extended several times. The framework provides for several types of aid that may be granted by the EU Member States. The allowance for the provision of liquidity support in the form of state guarantees and subsidized loans, which help ensure that sufficient liquidity remains available to businesses, expired in December 2023. Pursuant to the framework, EU Member States are still permitted to compensate companies for the additional costs incurred due to exceptionally high gas and electricity prices, to incentivize the reduction of electricity consumption and to grant limited amounts of aid to companies affected by the current crisis until June 30, 2024. In addition, until December 31, 2025, EU Member States may grant support to foster the transition to a net-zero economy. In particular, state aid may be granted to accelerate the roll-out of renewable energy, including renewable energy storage and renewable heat technologies, and to decarbonize industrial production processes.

The EU Budget and the EU Recovery Instrument. The EU’s expenditures are governed by a long-term budget, also referred to as multiannual financial framework (“MFF”). The MFF is meant to ensure that the EU’s expenditures develop in an orderly manner and within the limits of its own resources. It aims to align spending with policy priorities, to increase predictability of EU finances for co-financers and beneficiaries, to ensure EU budgetary discipline and to facilitate the adoption of the annual EU budget. It sets overall spending limits by determining annual maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories and for payment appropriations.

The regulation laying down the MFF of the EU for the years 2021 to 2027 was formally adopted in December 2020. In February 2024, the Council revised the MFF, making additional funding available to address new and emerging challenges in the EU. The long-term EU budget provides EUR 1.211 trillion (in current prices) in commitment appropriations. Together with the new temporary Next Generation EU recovery instrument (the “EU Recovery Instrument”) of up to EUR 806.9 billion (in current prices), which is specifically aimed at addressing the socioeconomic consequences of the COVID-19 pandemic, this allows the EU to provide an unprecedented amount of approximately EUR 2.018 trillion to help repair the economic and social damage caused by the COVID-19 pandemic in Europe and support the transition towards a modern and more sustainable Europe, including the green and digital transitions. Following Russia’s invasion of Ukraine, the EU budget was used to provide emergency assistance and support in Ukraine and in the EU Member States, and to alleviate the humanitarian consequences of the war.

The most important component of the EU Recovery Instrument is the Recovery and Resilience Facility (“RRF”), with up to EUR 723.8 billion (in current prices) in loans and grants available to support reforms and investments undertaken by the EU Member States. The balance of the funds under the EU Recovery Instrument is being employed through existing EU instruments and assistance programs. To access the RRF, EU Member States are required to submit national recovery and resilience plans which are assessed by the European Commission and then approved by the Council of the EU on a case-by-case basis. After a prefinancing of 13% of the total support available to the relevant EU Member State, an EU Member State may request further disbursements up to twice a year upon reaching certain agreed milestones and targets. As of February 2024, the

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European Commission had disbursed EUR 224.2 billion to EU Member States under the RRF, thereof EUR 144.0 billion in the form of grants and EUR 80.2 billion in the form of loans. In February 2023, the European Parliament and the Council adopted an amending regulation to include REPowerEU chapters in the RRF. The purpose of REPowerEU is to strengthen the strategic autonomy of the EU by diversifying its energy supplies and ending its dependency on Russian fossil fuel imports. EU Member States may add a new REPowerEU chapter to their national recovery and resilience plans, in order to finance key investments and reforms that will help achieve the REPowerEU objectives. To this end the RRF financial envelope has been increased by EUR 20.0 billion for new grants. The RRF provides EUR 300.0 billion of funding for the REPowerEU Plan, which amounts to a great part of its funding. The 2024 EU budget, which was adopted by the Council and the European Parliament in November 2023, amounts to EUR 189.4 billion in commitment appropriations and EUR 142.6 billion in payment appropriations.

To implement the EU Recovery Instrument, the EU’s Own Resources Decision, which defines how the EU budget is financed and was adopted by the Council on December 14, 2020, pursuant to the special legislative procedure applicable thereto, was ratified by all EU Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission is authorized, on an exceptional basis, to temporarily borrow up to EUR 750 billion (in 2018 prices) on the capital markets. In June 2023, the Commission proposed to amend the Own Resources Decision to include revenues from emissions trading, resources generated via the carbon border adjustment mechanism, which aims to put a fair price on the carbon emitted during the production of carbon intensive goods that are entering the EU, and to encourage cleaner industrial production in non-EU countries, and temporary statistical own resources based on company profits. The amended Own Resources Decision is pending approval by the Council. In 2023, the Commission raised EUR 115.9 billion via long-term EU bonds. While the proceeds from the EU bonds mainly benefited the EU Recovery Instrument, EUR 18.0 billion were used for the Macrofinancial Assistance of Ukraine. At the end of 2023, the overall outstanding amount of EU bonds reached EUR 443.0 billion, of which EUR 36.5 billion were raised through green bonds. In addition, as of December 31, 2023, EUR 15.2 billion of short-term debt in EU bills was outstanding. The European Commission has announced plans to issue long-term EU bonds in an amount of EUR 75 billion between January and June 2024, to be complemented by short-term EU bills.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://op.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Regulation and policy, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Commission, Competition Policy, State Aid (https://competition-policy.ec.europa.eu/state-aid_en); European Commission, Competition Policy, State Aid, Coronavirus, The State Aid Temporary Framework (https://competition-policy.ec.europa.eu/state-aid/coronavirus/temporary-framework_en); European Commission, Competition Policy, State Aid, Ukraine (https://competition-policy.ec.europa.eu/state-aid/temporary-crisis-and-transition-framework_en); European Council, Council of the European Union, Policies, The EU’s annual budget (https://www.consilium.europa.eu/en/policies/eu-annual-budget/); European Council, Council of the European Union, Policies, The EU long-term budget, Timeline - EU long-term budget 2021-2027 (https://www.consilium.europa.eu/en/policies/eu-long-term-budget/timeline-long-term-eu-budget-2021-2027/#:~:text=The%20budget%20will%20support%20investment,%E2%82%AC360%20billion%20in%20loans); Official Journal of the European Union, Council Regulation (EU, Euratom) 2024/765 of 29 February 2024 amending Regulation (EU, Euratom) 2020/2093 laying down the multiannual financial framework for the years 2021 to 2027 (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L_202400765); European Commission, The 2021-2027 EU budget – What’s new? (https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/whats-new_en#revision-of-the-eu-budget-2021-2027); Publications Office of the European Union, The EU’s 2021-2027 long-term budget and NextGenerationEU, Facts and Figures (https://op.europa.eu/en/publication-detail/-/publication/d3e77637-a963-11eb-9585-01aa75ed71a1/language-en); European Commission, Strategy and policy, Recovery Plan for Europe (https://commission.europa.eu/strategy-and-policy/recovery-plan-europe_en); European Council, Council Decision (EU, Euratom) 2020/2053 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:32020D2053); European Commission, Questions and Answers: An adjusted package for the next generation of own resources (https://ec.europa.eu/commission/presscorner/detail/en/qanda_23_3329); European Commission, Recovery and Resilience Scoreboard (https://ec.europa.eu/economy_finance/recovery-and-resilience-scoreboard/index.html); European Commission, Business, Economy, Euro, Economic recovery, Recovery and Resilience Facility (https://commission.europa.eu/business-economy-euro/economic-recovery/recovery-and-resilience-facility_en); European Commission, Mid-Term Evaluation of the Recovery and Resilience Facility, February 2024 (https://economy-finance.ec.europa.eu/document/download/85f0c9e6-6832-4d07-abf3-2a9280ff7cc8_en?filename=ip269_en.pdf); European Council, Council of the European Union, EU recovery plan: Council adopts REPowerEU, press release of February 21, 2023 (https://www.consilium.europa.eu/en/press/press-releases/2023/02/21/eu-recovery-plan-council-adopts-repowereu/); European Council, Council of the European Union, EU budget for 2024 (https://www.consilium.europa.eu/en/policies/eu-annual-budget/2024-budget/), accessed on May 3, 2024; European Commission, REPowerEU (https://commission.europa.eu/strategy-and-policy/priorities-2019-2024/european-green-deal/repowereu-affordable-secure-and-sustainable-energy-europe_en); Official Journal of the European Union, Definitive adoption (EU, Euratom) 2024/207 of the European Union’s annual budget for the financial year 2024 (https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=OJ:L_202400207); European Council, Council of the European Union, Green light from all member states for EU recovery spending, press release of May 31, 2021 (https://www.consilium.europa.eu/en/press/press-releases/2021/05/31/green-light-from-all-member-states-for-eu-recovery-spending/); European Commission, Half-yearly report on the implementation of borrowing, debt management and related lending operations pursuant to Article 12 of Commission Implementing Decision C(2022)9700, February 22, 2024 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52024DC0093&qid=1710429189518).

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Trade. The EU is responsible for trade matters with third-party countries. In the area of trade in goods, the EU has exclusive competence. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment, whereas in the case of portfolio investments, investment protection and investment dispute settlement, the competence is shared between the EU and the EU Member States. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide whether or not to approve it. Trade agreements regulating areas of mixed responsibility between the EU and the EU Member States can only be concluded after ratification by all EU Member States. As part of the EU’s response to Russia’s Invasion of Ukraine the EU has imposed comprehensive economic sanctions, including trade restrictions. For more information on the trade restrictions, see “Political Integration—EU Sanctions”.

Sources: European Commission, EU trade relationships by country/region, Making trade policy (https://policy.trade.ec.europa.eu/eu-trade-relationships-country-and-region/making-trade-policy_en); Federal Ministry for Economic Affairs and Climate Action, Trade Policy, Fostering international trade and reducing barriers (https://www.bmwk.de/Redaktion/EN/Dossier/trade-policy.html).

EU Response to the Energy Crisis. Since the fall of 2022, and significantly exacerbated by Russia’s invasion of Ukraine, Europe has been facing an unprecedented energy crisis involving hikes in energy prices and disruptions to energy supply. In response, the EU Member States implemented several measures on the national and supranational levels to ensure affordable and competitive energy for EU consumers, increase the EU’s energy security and preparedness in the event of emergencies, and strengthen the energy resilience and autonomy of EU Member States. In early 2022, the heads of the EU Member States had jointly decided to phase out the EU’s dependency on Russian fossil fuels. In this context, the European Commission initiated the REPowerEU plan discussed above under “–The EU Budget and the EU Recovery Instrument” and put in place the Temporary Crisis and Transition Framework discussed above under “–State Aid”. The joint action was successful. In December 2023, gas prices were almost nine times less compared to the peak of the crisis and the share of Russian gas imports had fallen from more than 45% to 15%. To further enhance the security of the gas supply and strengthen energy market resilience, several European emergency energy rules have been prolonged. For instance, in December 2023, the Council prolonged the emergency regulation on the security and supply of energy prices. This regulation implemented a temporary market correction mechanism, which is intended to limit episodes of extraordinarily high gas prices in the EU and reduce the impact of price hikes on EU citizens and the EU economy. It will remain in force until January 31, 2025. Furthermore, the measures adopted by the EU Member States to improve solidarity across the EU and better coordinate the joint purchasing of natural gas in the global markets have been extended until the end of 2024. The Council also extended the agreement to accelerate the deployment of renewable energy by fast-tracking the approval processes of relevant projects until mid-2025. In March 2024, the EU Member States agreed to continue reducing their gas consumption for another year on a voluntary basis. In June 2022, the Council had adopted the gas storage regulation which considers gas storage facilities as critical infrastructure that require certification and sets out intermediate targets for gas storage levels. In November 2023, the European Commission announced the gas storage targets for 2024.

Sources: European Council, Council of the European Union, Policies, Energy prices and security of supply, accessed on May 3, 2024 (https://www.consilium.europa.eu/en/policies/energy-prices-and-security-of-supply); European Council, Council of the European Union, Prolongation of emergency regulations on security of supply and energy prices: Council adopts measures, press release of December 22, 2023 (https://www.consilium.europa.eu/en/press/press-releases/2023/12/22/prolongation-of-emergency-regulations-on-security-of-supply-and-energy-prices-council-adopts-measures); European Council, Council of the European Union, Infographics, A market mechanism to limit excessive gas spikes (https://www.consilium.europa.eu/en/infographics/a-market-mechanism-to-limit-excessive-gas-price-spikes); European Commission, Intermediate gas storage filling targets for 2024 announced, press release of November 20, 2023 (https://energy.ec.europa.eu/news/intermediate-gas-storage-filling-targets-2024-announced-2023-11-20_en).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating member states on December 31, 1998, and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve member states forming the euro area at that time (Austria, Belgium,

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Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia, Lithuania and Croatia subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those EU Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Principles, countries, history, Principles and values, Founding agreements, Treaty on European Union – Maastricht Treaty (https://european-union.europa.eu/principles-countries-history/principles-and-values/founding-agreements_en); European Central Bank, About us, Our history, arts and culture, Our history, Economic and Monetary Union (EMU) (https://www.ecb.europa.eu/ecb/history-arts-culture/history/emu/html/index.en.html); European Central Bank, The euro, Our money (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the EU Member States established the Stability and Growth Pact (“SGP”) in 1997. In February 2024, the European Parliament and Council agreed to reform the economic governance rules of the SGP, based on a March 2023 proposal by the European Commission. The main objective of the new framework is to strengthen the EU Member States’ debt sustainability and promote sustainable and inclusive growth. Under the new framework, EU Member States are given a timeframe within which, through a combination of fiscal adjustment, growth-enhancing reforms and priority investments, their debt level is to be put on a downward path. The SGP reference values of 3% for the GDP budget deficit and 60% for the GDP debt level remain in force. The new rules were adopted by the Parliament on April 23, 2024 and by the Council of the EU on April 29, 2024. They came into effect with their publication in the Official Journal of the EU on April 30, 2024. During 2024, fiscal surveillance will be based on the country-specific recommendations issued in Spring 2023, in accordance with the rules of the SGP currently in effect.

The new framework requires EU Member States to set up a medium-term fiscal-structural plan for the next four years, extendable to up to seven years. The net expenditure path is intended to be the single operational indicator for the national plans. After the initial submission of the medium-term fiscal structural plans, the plans will be assessed by the European Commission and endorsed by the Council. Every April, EU Member States will be required to submit a progress report on the medium-term structural plan, which replaces the Stability and Convergence Programmes of the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year. The European Commission will then assess whether the Members States’ draft budgetary plans are consistent with their net expenditure paths, pursuant to the new regulation.

The preventive arm of the SGP binds EU Member States to their commitments towards sound fiscal policies. In this respect the new framework introduces risk-based surveillance which differentiates between EU Member States and their fiscal situation. For EU Member States with a government deficit greater than 3% of GDP or a public debt level greater than 60% of GDP, the European Commission will issue a country-specific “reference trajectory” and a corresponding level of the structural primary balance to be reached by the end of the adjustment process. This primary structural balance target is defined as the cyclically adjusted general government balance net of temporary measures and net of interest expenditure. Quantitative safeguards are intended to ensure declining debt and to provide a safety margin below the Maastricht Treaty deficit reference value of 3% of GDP in order to create fiscal buffers. Thus, the new rules replace the 1/20 debt reduction requirement for EU Member States with a debt level above 60% of GDP.

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The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit greater than 3% of GDP), excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend) or excessive control account deviations (defined as deviations from the “reference trajectory” in the EU Member State’s net expenditure). EU Member States that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all EU Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the EU Member State concerned, which has a major impact on the financial position of its general government, or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, EU Member States are allowed to depart from the budgetary requirements that would normally apply, provided that this does not endanger fiscal sustainability in the medium-term. When applied in the case of a severe economic downturn for the euro area or the EU as a whole, this rule is referred to as the “general escape clause.”

The “general escape clause” under the SGP was deactivated at the end of 2023, after having been activated in March 2020 to permit EU Member States to deal adequately with the effects of the COVID-19 pandemic and extended in May 2022 after Russia’s invasion of Ukraine created downside risks to economic activity. See also “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt.”

Sources: European Commission, Economy and Finance, Economic and fiscal governance (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance_en); European Commission, Commission welcomes political agreement on a new economic governance framework fit for the future, press release of February 10, 2024 (https://ec.europa.eu/commission/presscorner/detail/en/ip_24_711); European Commission, Regulation of the European Parliament and the Council on the effective coordination of economic policies and the multilateral budgetary surveillance and repealing Council Regulation (EC) No 1466/97 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52023PC0240); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, pages 25 and 44 (https://economy-finance.ec.europa.eu/system/files/2019-04/ip101_en.pdf); European Commission, Fiscal policy guidance for 2024: Promoting debt sustainability and sustainable and inclusive growth, press release of March 8, 2023 (https://ec.europa.eu/commission/presscorner/detail/%20en/ip_23_1410); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, The preventive arm (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/preventive-arm_en); European Commission, Economy and Finance, Economic and fiscal governance, Stability and Growth Pact, The corrective arm / Excessive Deficit Procedure (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/stability-and-growth-pact/corrective-arm-excessive-deficit-procedure_en); European Council, Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, 2022 European Semester - Spring Package, Communication from the Commission of May 23, 2022 (https://commission.europa.eu/system/files/2022-05/2022_european_semester_spring_package_communication_en.pdf); European Parliament, New EU fiscal rules approved by MEPs, press release of April 23, 2024 (https://www.europarl.europa.eu/news/en/press-room/20240419IPR20583/new-eu-fiscal-rules-approved-by-meps); European Council, Council of the European Union, Economic governance review: Council adopts reform of fical rules, press release of April 29, 2024 (https://www.consilium.europa.eu/en/press/press-releases/2024/04/29/economic-governance-review-council-adopts-reform-of-fiscal-rules/); EUR-Lex, Regulation (EU) 2024/1263 of the European Parliament and of the Council of 29 April 2024 on the effective coordination of economic policies and on multilateral budgetary surveillance and repealing Council Regulation (EC) No 1466/97 (https://eur-lex.europa.eu/eli/reg/2024/1263/oj); EUR-Lex, Council Regulation (EU) 2024/1264 of 29 April 2024 amending Regulation (EC) No 1467/97 on speeding up and clarifying the implementation of the excessive deficit procedure (https://eur-lex.europa.eu/eli/reg/2024/1264/oj); EUR-Lex, Council Directive (EU) 2024/1265 of 29 April 2024 amending Directive 2011/85/EU on requirements for budgetary frameworks of the Member States (https://eur-lex.europa.eu/eli/dir/2024/1265/oj).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and the EU Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. EU Member States’ medium-term fiscal-structural plans described above under “⸺Stability and Growth Pact” are required to ensure the delivery of investments and reforms to correct the imbalances identified under the MIP. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to provide preventive recommendations to the respective EU Member State at an early stage. In case of an EU Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the EU Member State concerned will have to submit a revised fiscal-structural plan and regular progress reports. The enforcement regime within the corrective arm

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comprises the option of imposing financial sanctions for Euro Area Member States, including fines of up to 0.1% of such Euro Area Member State’s GDP, if a Euro Area Member State repeatedly does not comply with its obligations.

In the 2023 surveillance cycle, eleven EU Member States, including Germany, were found to be experiencing imbalances or excessive imbalances. Consequently, during the 2024 surveillance cycle, these EU Member States, and additionally Slovakia will be subject to an in-depth review in the context of the MIP (see also “—Stability and Growth Pact” and “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure”).

Sources: European Commission, Economy and Finance, Economic and fiscal governance, Macroeconomic Imbalance Procedure, Dealing with macroeconomic imbalances (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, Publications, 2024 European Semester: Alert Mechanism report (https://commission.europa.eu/publications/2024-european-semester-alert-mechanism-report_en); European Commission, Regulation of the European Parliament and the Council on the effective coordination of economic policies and the multilateral budgetary surveillance and repealing Council Regulation (EC) No 1466/97 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52023PC0240).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating EU Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating EU Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term objectives as defined in the reformed SGP. In the event of significant deviations from the medium-term plan, measures should be implemented to correct the deviations over a defined period of time. The economic governance framework reform thus retains the fundamental objectives of budgetary discipline and debt sustainability set out in the TSCG (see also “—Stability and Growth Pact”).

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (https://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, Regulation of the European Parliament and the Council on the effective coordination of economic policies and the multilateral budgetary surveillance and repealing Council Regulation (EC) No 1466/97 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52023PC0240).

Financial Assistance in the EU

EU countries experiencing or threatened by financing difficulties can request access to several financial assistance mechanisms. The main ones are described below.

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of March 2024, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 170 billion. Debt securities issued by the EFSF to finance these loans are backed by irrevocable and unconditional guarantees and over-guarantees extended by the Euro Area Member States. The Federal Republic accounts for approximately 29% of the guarantees according to the contribution key. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Economy and Finance, EU financial assistance, How is financial assistance provided? (https://economy-finance.ec.europa.eu/eu-financial-assistance/how-financial-assistance-provided_en); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Financial Stabilisation Mechanism (EFSM) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-financial-stabilisation-mechanism-efsm_en); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Financial Stability Facility (EFSF) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-financial-stability-facility-efsf_en); European Stability Mechanism, Financial Assistance, Programme Database, Programme Overview (https://www.esm.europa.eu/financial-assistance/programme-database/programme-overview); European Financial Stability Facility, Financial Statements, Management Report and Independent Auditor’s Report 2021 (https://www.esm.europa.eu/system/files/document/2022-06/EFSF_Financial%20Statements_31.12.21.pdf); European Stability Mechanism, Explainers, Guarantees by EFSF Countries (https://www.esm.europa.eu/about-us/explainers#guarantees-by-efsf-countries).

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European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance, subject to certain conditions, to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 708.5 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 627.5 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Euro Area Member State to the chairperson of the ESM’s board of governors and is provided subject to strict conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support as well as the monitoring and surveillance procedures established to ensure the Euro Area Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2024, the ESM had loans in an aggregate principal amount of approximately EUR 81 billion outstanding to Spain, Cyprus and Greece.

Sources: European Stability Mechanism, Who we are, History (https://www.esm.europa.eu/about-us/history); European Commission, Economy and Finance, EU financial assistance, Euro area countries, European Stability Mechanism (ESM) (https://economy-finance.ec.europa.eu/eu-financial-assistance/euro-area-countries/european-stability-mechanism-esm_en); European Stability Mechanism, Who we are (https://www.esm.europa.eu/about-us#headline-who_we_are); European Stability Mechanism, Explainers, The ESM, Capital Structure (https://www.esm.europa.eu/about-us/explainers#capital-structure); European Stability Mechanism, Explainers, The ESM, Basic information (https://www.esm.europa.eu/about-us/explainers#basic-information); European Stability Mechanism, Financial Assistance, Financial assistance instruments, Lending toolkit (https://www.esm.europa.eu/financial-assistance/lending-toolkit); European Stability Mechanism, Explainers, Lending, Policy conditions attached to loans (https://www.esm.europa.eu/about-us/explainers#are-policy-conditions-always-tied-to-esm-loans-); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/about-us/explainers#esm-decision-making); European Stability Mechanism, Financial Assistance, Programme Database, Programme Overview (https://www.esm.europa.eu/financial-assistance/programme-database/programme-overview).

On January 27 and February 8, 2021, the Euro Area Member States signed an agreement amending the treaty establishing the ESM. The reform establishes a common backstop to the Single Resolution Fund (“SRF”) in the form of a credit line from the ESM to replace the direct recapitalization instrument for financial institutions, providing a financial safety net for bank resolutions in the European banking union (the “Banking Union”), which will help to protect financial stability (see “—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union” for more information on the Banking Union and the SRF). The maximum amount of ESM loans to the SRF is set at EUR 68 billion. The credit line may only be used as a last resort and to the extent that it is fiscally neutral in the medium term, i.e., it is repaid through ex-post contributions by banks over a period of three to five years. Moreover, the revised ESM Treaty envisages the introduction of single-limb collective action clauses for bonds with maturities of more than a year issued by governments of Euro Area Member States, which, if required, would facilitate orderly and predictable sovereign debt restructuring by allowing certain cross-series modifications to the terms of bonds provided the issuer consents and there is an affirmative vote or written resolution of the holders of not less than 66⅔% of the aggregate principal amount of the outstanding debt

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securities of all relevant series (taken in the aggregate). Furthermore, the reformed ESM Treaty enables the ESM to have a stronger role in future economic adjustment programs and crisis prevention. The reform clarified that ESM precautionary instruments provide support to Euro Area Member States with sound fundamentals that could be affected by an adverse shock beyond their control in order to safeguard the financial stability of the euro area as a whole. The eligibility criteria for granting a precautionary credit line were tightened accordingly. If a Euro Area Member State meets certain quantitative benchmarks and complies with qualitative conditions related to EU surveillance, it is eligible to request a precautionary credit line based on a letter of understanding. Access to the credit line shall be discontinued, however, if the Beneficiary Member State (“BMS”) no longer respects the eligibility criteria. If the non-compliant BMS has drawn funds from the credit line, an additional margin will be imposed. The reformed ESM Treaty will come into force once it has been ratified by the parliaments of all Euro Area Member States.

Sources: ESM, About us, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); ESM, About ESM, ESM Treaty Reform - Explainer (https://www.esm.europa.eu/about-esm/esm-treaty-reform-explainer#ui-id-5); European Union, Economic and Financial Committee, EFC Sub-Committee On EU Sovereign Debt Markets, Collective Action Clauses in the Euro area, “Single-limb” CAC (https://economic-financial-committee.europa.eu/efc-sub-committee-eu-sovereign-debt-markets/collective-action-clauses-euro-area_en?prefLang=de); European Union, Terms of Reference of the 2022 CAC (https://economic-financial-committee.europa.eu/system/files/2021-04/EA%20Model%20CAC%20-%20Draft%20Terms%20of%20Reference.pdf); European Council, Council of the European Union, Infographics, Reform of the European Stability Mechanism (ESM) (https://www.consilium.europa.eu/en/infographics/reform-of-the-european-stability-mechanism-esm/); European Council, Council of the European Union, Documents & Publications, Agreement Amending the Treaty Establishing the European Stability Mechanism (ESM) (https://www.consilium.europa.eu/en/documents-publications/treaties-agreements/agreement/?id=2019035&DocLanguage=en).

European Instrument for Temporary Support to Mitigate Unemployment Risks in an Emergency. As part of the EU’s economic policy response to the COVID-19 pandemic the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”) was implemented by the Council of the EU in May 2020. Until the end of 2022, SURE provided for financial assistance of EUR 98.4 billion in the form of loans from the EU, underpinned by a system of voluntary guarantees by EU Member States, to 19 EU Member States. The first principal repayment is scheduled for 2025. To finance SURE, the European Commission issued several social bonds from October 2020 through December 2022 in an aggregate principal amount of EUR 98.4 billion.

Sources: European Commission, Economy and Finance, EU financial assistance, SURE (https://economy-finance.ec.europa.eu/eu-financial-assistance/sure_en); European Commission, Economy and Finance, EU financial assistance, SURE, Evaluation of SURE (https://economy-finance.ec.europa.eu/eu-financial-assistance/sure_en); European Commission, Report on the European instrument for Temporary Support to mitigate Unemployment Risks in an Emergency (SURE) following the COVID-19 outbreak pursuant to Article 14 of Council Regulation (EU) 2020/672 SURE after its sunset: final bi-annual report (https://economy-finance.ec.europa.eu/document/download/f6ac72fb-92cb-40a9-bde8-0895ed341257_en?filename=COM_2023_291_1_en.pdf).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office has been calculating the German national accounts in accordance with the European System of National and Regional Accounts 2010 (ESA 2010) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. In 2024, a major revision of the National Accounts that is harmonized Europe-wide will take place in Germany. The main purpose of the revision is to refine results by introducing new data sources, a new classification of private consumption expenditure and new calculation methods. The entire national accounting system will be reviewed and revised and, if necessary, new findings will be integrated into the calculations. To avoid breaks in time series, the results for Germany will be recalculated from 1991 onwards. The revised results will be published for the first time in summer 2024.

Sources: Statistisches Bundesamt, National Accounts, ESA 2010 methods and sources for the German GNI and its components, published on April 6, 2022 (https://www.destatis.de/EN/Themes/Economy/National-Accounts-Domestic-Product/Publications/Downloads-National-Accounts-Domestic-Product/esa-2010-methods.pdf?__blob=publicationFile); Statistisches Bundesamt, National accounts, domestic product, Major Revision of National Accounts 2024 (https://www.destatis.de/EN/Themes/Economy/National-Accounts-Domestic-Product/InfoRevision2024.html).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised

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standard of the IMF. The application of BPM6 is binding for EU Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, External Sector, Balance of Payments, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, Set of indicators, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/sets-of-indicators/sdds-plus/sdds-plus-795798).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place.

Key Economic Figures

The German economy is one of the world’s largest economies, with an annual GDP of EUR 4,121.2 billion in 2023. After the COVID-19 pandemic-induced recession, price-adjusted GDP increased by 3.2% in 2021 and by 1.8% in 2022. Thus, the German economy managed to recover from the sharp decline experienced during the first year of the COVID-19 pandemic and price-adjusted GDP in 2022 was 1.0% higher than in 2019, the year before the start of the COVID-19 pandemic. In 2023, price-adjusted GDP decreased by 0.3% against the backdrop of Russia’s invasion of Ukraine. Compared to the level of 1991, which represents the first full year after German reunification on October 3, 1990, price-adjusted GDP increased by 47.1%. Productivity gains contributed to the growth in price-adjusted GDP since 1991, given that price-adjusted GDP per employee has risen by 24.5% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2023, the GDP per capita at current prices was EUR 48,750 while the GDP per person employed at current prices was EUR 89,721.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 1.1 and 1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2023, services accounted for 68.5% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.4% in 2023, compared to 16.1% in 1991, and “public services, education, health,” accounting for 18.5% of gross value added in 2023, compared to 15.9% in 1991. The production sector (excluding construction) generated 24.5% of gross value added compared to 30.8% in 1991. Construction contributed 6.2% to gross value added in 2023, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2023, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Table 2.1.

In 2023, private final consumption expenditure totaled 50.7%, gross capital formation amounted to 23.6% and government final consumption expenditure equaled 21.6%, in each case of GDP at current prices. Exports and imports of goods and services accounted for 47.1% and 43.0% of GDP at current prices, respectively. In 2022, Germany’s trade surplus decreased substantially because of the deterioration of terms of trade as a result of Russia’s invasion of Ukraine. In 2023, the trade surplus rebounded substantially and was almost as high as in 2021. In 2023, the trade balance (according to national accounts) showed a surplus equal to 4.2% of GDP (2022: 2.0% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Table 3.1.

In the spring of 2022, virtually all COVID-19 protection measures were lifted. This contributed to the recovery of the German economy. However, Russia’s invasion of Ukraine at the end of February 2022 and the subsequent extreme rise in energy prices and its knock-on effects on consumer price inflation have dampened economic activity in Germany. In 2023, annual price-adjusted GDP was 0.3% lower than in 2022 and GDP adjusted for both price and calendar effects decreased by 0.1%. Household final consumption expenditure decreased by a price-adjusted 0.8% year on year. Exports decreased by 2.2%, while imports decreased by 3.4%, all on a price-adjusted basis. Accordingly, the growth contribution of net exports was 0.6 percentage points. Gross fixed capital formation decreased by 0.7%, in price-adjusted terms. Government final consumption expenditure decreased by 1.5% on a price-adjusted basis as measures related to the COVID-19 pandemic expired.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 1.1, 3.2, 3.5 and 3.17.

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The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) increased from 5.3% in 2022 to 5.7% in 2023. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 2.9% in 2022 to 2.8% in 2023. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage change in the national consumer price index (“CPI”) decreased to 5.9% in 2023, compared to 6.9% in 2022. General government gross debt stood at EUR 2,622.7 billion at year-end 2023, compared to EUR 2,561.7 billion at year-end 2022.

Sources: Bundesagentur für Arbeit, Statistik, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und Jahr 2023, Table 9. Eckwerte des Arbeitsmarktes – Jahreszahlen (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/202312/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-202312-pdf.pdf?__blob=publicationFile&v=1); Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 2023 (February 2024), Table 1.11; Statistisches Bundesamt, Statistischer Bericht, Verbraucherpreisindes für Deutschland - Lange Reihen ab 1948 - Januar 2024, Table 611xx-02; Deutsche Bundesbank, Statistics, Time series databases, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty — Germany — overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

Key Economic Figures

	2023	2022	2021	2020	2019
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	4,121.2	3,876.8	3,617.5	3,403.7	3,473.1
(change from previous year in %)	6.3	7.2	6.3	-2.0	3.2
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	107.9	108.2	106.3	103.0	107.1
(change from previous year in %)	-0.3	1.8	3.2	-3.8	1.1
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	107.9	108.0	106.0	102.8	107.3
(change from previous year in %)	-0.1	1.9	3.1	-4.2	1.1
Unemployment rate (ILO definition) (in %) (1)	2.8	2.9	3.3	3.3	2.8
Inflation (year-to-year change in the consumer price index (CPI) in %)	5.9	6.9	3.1	0.5	1.4
Balance of payments - current account	243.1	164.6	263.5	222.5	283.8
General government gross debt (2)	2,622.7	2,561.7	2,495.5	2,340.8	2,069.9

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 1.1 and 1.11; Statistisches Bundesamt, Consumer price indices, Consumer price index - overall index and by 12 divisions, Change on previous year (https://www.destatis.de/EN/Themes/Economy/Prices/Consumer-Price-Index/Tables/Consumer-prices-12-divisions.html#242118); Deutsche Bundesbank, Balance of payments statistics 11-04-2024, Table I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/810958/84f5a1f1ba0be67eb64435fc07098b7f/mL/i-wichtige-posten-data.pdf); Deutsche Bundesbank, Statistics, Time series databases, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?tsId=BBK01.BJ9059&listId=www_v27_web001_02a&dateSelect=2023).

Economic Outlook

The German economy has proven resilient to the steep energy price increases following Russia’s invasion of Ukraine and the cut of pipeline gas supply from Russia. Nevertheless, high inflation rates, the subsequent sharp rise in interest rates, weak foreign demand and an unusually high level of sick leaves of employees had a dampening effect on economic growth, with price-adjusted GDP falling by 0.3% in 2023.

In the Spring Forecast published on April 24, 2024, the Federal Government projects that the German economy will gradually recover and gain some momentum over the course of 2024 as a result of lower inflation, lower interest rates, rising wages, a robust labor market and an increase in foreign demand. Overall, price-adjusted GDP is expected to increase by 0.3% in 2024 and by 1.0% in 2025.

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Private consumption is expected to be the main growth driver in 2024, rising by 0.9% (2025: +1.0%). Significantly higher real wages, combined with sustained employment growth, are expected to increasingly offset the inflationary squeeze of households’ purchasing power. Given high financing costs and slack in capacity utilization, gross fixed capital formation will only gradually pick up over the course of 2024 and 2025, with a projected decline in 2024 due to a negative statistical carry-over effect (2024: -0.8%; 2025: +1.7%). The construction sector is particularly affected by markedly higher interest rates for real estate loans and higher prices for building materials. Foreign trade is projected to remain subdued in the early stages of the expected recovery, partly due to the lingering effects of global monetary tightening and geopolitical tensions. Nevertheless, global trade is expected to pick up over the course of 2024, which should also benefit German exporters. Due to a negative statistical carry-over effect from 2023, however, exports are expected to decline in 2024, followed by a significant recovery in 2025 (2024: -0.6%, 2025: +3.1%). Imports are projected to follow a similar pattern (2024: -0.6%, 2025: +3.6%). In 2024 and 2025, the current account balance is expected to be close to its level before the energy crisis in 2022 (7.1% and 6.9% of GDP, respectively).

The inflation rate, as measured by the percentage change of the national consumer price index compared to the pervious year, is expected to average 2.4% in 2024, a significant decrease compared to 2023 (+5.9%). This is due to the decline in energy and food price inflation, while core inflation, i.e., consumer price inflation excluding energy and food, is expected to remain elevated. Some volatility is expected in the course of 2024 due to one-off and base effects (such as the expiry of the temporary VAT rate reduction on gas and district heating at the end of March 2024 and the introduction of the Germany ticket in May 2023). For 2025, an annual average inflation rate of 1.8% is expected.

The labor market has fared robustly against the background of weak economic growth. Along with the gradual economic recovery, employment is projected to continue growing, albeit at declining rates due to demographic factors (2024: +0.4%, 2025: +0.1%), while the unemployment rate is expected to decline gradually (annual average unemployment rate according to the ILO definition in 2024: 3.0%; 2025: 2.8%).

Source: Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2024, April 24, 2024 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahrsprojektion-2024.html).

General Economic Policy

The Federal Government is focusing on a wide range of supply-side policy measures to strengthen the competitiveness, resilience, and growth potential of the German economy. All policies aim for a transformation towards carbon-neutral prosperity and the preservation of biodiversity.

The Federal Government is pursuing the implementation of targeted tax incentives for private investment as a means of boosting investment via the proposed Growth Opportunities Act. Meanwhile, the Federal Government’s Climate and Transformation Fund (Klima- und Transformationsfonds) is being used to accelerate the green transformation, strengthen growth potential in the long term and promote investment in climate protection, the energy transition, mobility and digitalization.

The Federal Government is committed to reducing unnecessary bureaucracy and significantly shortening approval procedures, for instance, via the proposed Bureaucracy Reduction Act IV (Bürokratieentlastungsgesetz IV), among other measures. In order to improve the investment environment, the federal and state governments are also working together on the digitalization of administration and on the implementation of more efficient planning and approval procedures, as set forth in the Pact for Germany (Deutschland-Pakt).

The ability to innovate is key for the future competitiveness and resilience of the German economy. The Federal Government therefore intends to support companies’ research and development activities by further improving the relevant tax allowance. At the same time, the Federal Government seeks to promote the digitalization of businesses, govnerment administration and general society. For instance, through its Gigabit Strategy, the Federal Government is supporting comprehensive interconnectivity by implementing broadband fiber optics and up-to-date mobile-communication standards.

Russia’s invasion of Ukraine has underscored the need for the EU and its Member States to adjust their economic and financial policies to current geopolitical developments and to prevent risks arising from economic

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dependencies. The Federal Government, together with other Member States, has been working for years to strengthen EU-wide technological sovereignty. For example, several important projects in the common European interest have been launched to strengthen individual key technologies. Within the framework of the European Chips Act, the Federal Government is laying an important foundation for expanding research and development, as well as production capacities, in semiconductor technologies within Germany. In view of the need to strengthen the resilience of the German and European economies, particularly through the diversification of supply chains, the Federal Government is also setting new priorities in its trade policy; for instance, with respect to efforts to reform the WTO, the entry into, or negotiation of, EU trade agreements with high socio-ecological standards, or via investment protection. In this context, the Federal Government, for example, considers successful EU treaty negotiations with the MERCOSUR states, India, Indonesia, Thailand, Mexico and Australia, to be essential.

As part of its Skilled Strategy, the Federal Government is implementing new measures to increase the supply of labor by making Germany more attractive to qualified workers from abroad. To make greater use of its domestic potential, the Federal Government’s activities aim to employ currently unemployed persons and improve employment incentives and opportunities, particularly for older people and second earners.

In order to promote an efficient allocation of capital and trigger investment, the capital markets should be deepened and financing conditions improved. To this end, the Federal Government supports the creation of an EU Capital Markets Union. Moreover, the Federal Government is looking to increase the attractiveness of Germany as an investment location for innovative founders and start-ups with the implementation of the Future Financing Act (Zukunftsfinanzierungsgesetz), which aims to improve financing conditions and contribute to the further development of company law.

Recognizing climate protection as a fundamental global challenge, Germany was among the 197 states at the World Climate Conference in Paris in 2015 committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. At the national level, the Federal Climate Protection Act (Bundes-Klimaschutzgesetz, “KSG”) provides the central legal framework for climate protection policy in Germany. In terms of greenhouse gas reduction targets, the KSG prescribes a reduction target of at least 65% for 2030 compared to 1990 levels, an interim reduction target of at least 88% for 2040 and greenhouse gas neutrality by 2045; after 2050, negative emissions are to be achieved across all sectors. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. In 2023, the Federal Government reduced hurdles for the expansion of renewable energies and the necessary grid infrastructure through amendments to the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz), the Wind Energy at Sea Act (Windenergie-auf-See-Gesetz) and the Energy Industry Act (Energiewirtschaftsgesetz) as well as through the adoption of the Wind on Land Act (Wind-an-Land-Gesetz). Together with Solar Package I, a draft law seeking to expand photovoltaic energy generation, these legislative measures are expected to strengthen the decentralized participation of private households and companies in the energy transition. In addition to expanding the energy supply, the Federal Government regards increasing energy efficiency and adapting the design of the electricity market as crucial for a successful energy transition. In view of the high electricity costs in the short- and medium-term, the Federal Government has introduced relief measures for manufacturing companies within the Electricity Price Package (Strompreispaket). Moreover, the Federal Government is helping to accelerate modernization processes in energy intensive sectors by reducing economic uncertainties through supplementary measures, such as carbon contracts for difference (Klimaschutzverträge), i.e., contracts that aim to compensate companies in energy-intensive industries for additional cost arising in connection with climate-friendly projects compared to conventional processes, or financial support for specific projects, e.g. for the production and use of hydrogen.

Sufficient and affordable housing contributes significantly to quality of life and represents an important prerequisite for economic growth, being necessary to attract skilled workers and create innovation hubs. Against this background, the Federal Government is promoting the construction of housing, for example through the Alliance for Affordable Housing (Bündnis für bezahlbares Wohnen), while promoting the decarbonization of the building sector, even under difficult macroeconomic conditions, such as the sharp rise in interest rates. Due to the particularly tense situation in the construction sector, the Federal Government has also presented a comprehensive package of measures for investment in the construction of affordable and climate-friendly

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housing and for the economic stabilization of the construction and real estate industries, including the provision of tax incentives and targeted funding programmes.

An efficient transport infrastructure ensures Germany's competitiveness as a business location, contributing to the productivity of the economy. At the same time, transport plays an important role in the transformation towards greenhouse gas neutrality. The Federal Government is increasing its funding for the modernization of sustainable federal transport routes, with a particular focus on the rail network. With the Transport Authorisation Procedures Acceleration Act (Gesetz zur Beschleunigung von Genehmigungsverfahren im Verkehrsbereich), an important step was taken towards accelerating the implementation of infrastructure projects in the transport sector.

Economic policy is accompanied by a fiscal policy geared towards sustainability goals. After several years spent in crisis mode, in 2024 federal fiscal policy will once again be subject to the usual upper limit for net borrowing, i.e., the German “debt brake” (Schuldenbremse). While there is a cyclical component to the debt brake, the basic credit ceiling ensures that the debt ratio, which has risen during the exceptional crisis situations of recent years, is once again reduced with a view to rebuilding risk buffers for future crises and guaranteeing the Federal Government’s ability to act in such cases.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “—Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.”

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2022 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2022.pdf?__blob=publicationFile&v=18); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2023 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2023.pdf?__blob=publicationFile&v=10); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2024 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2024.pdf?__blob=publicationFile&v=10).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

Structure of GDP — Use

	2023	2022	2021	2020	2019	2023	2022	2021	2020
	(EUR in billions)					(change in %)
Domestic uses	3,949.6	3,800.5	3,422.2	3,206.1	3,267.9	3.9	11.1	6.7	-1.9
Final private consumption	2,089.7	1,979.3	1,785.5	1,708.7	1,804.5	5.6	10.9	4.5	-5.3
Final government consumption	888.5	850.9	796.8	749.6	703.5	4.4	6.8	6.3	6.6
Gross fixed capital formation	904.2	856.2	770.5	733.2	740.5	5.6	11.1	5.1	-1.0
Machinery and equipment	275.5	253.4	227.5	217.1	241.2	8.7	11.4	4.8	-10.0
Construction	486.8	463.5	406.5	384.6	363.1	5.0	14.0	5.7	5.9
Other products	141.9	139.3	136.5	131.4	136.3	1.9	2.1	3.8	-3.5
Changes in inventories (1)	67.2	114.1	69.4	14.6	19.2	—	—	—	—
Net exports (1)	171.5	76.3	195.3	197.6	206.3	—	—	—	—
Exports	1,942.5	1,974.2	1,710.3	1,479.8	1,637.3	-1.6	15.4	15.6	-9.6
Imports	1,771.0	1,897.9	1,515.0	1,282.2	1,431.0	-6.7	25.3	18.2	-10.4
Gross domestic product	4,121.2	3,876.8	3,617.5	3,403.7	3,474.1	6.3	7.2	6.3	-2.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 3.1 and 3.9.

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Structure Of GDP — Origin

	2023	2022	2021	2020	2019	2023	2022	2021	2020
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,765.8	3,509.6	3,276.4	3,086.4	3,130.6	7.3	7.1	6.2	-1.4
Agriculture, forestry and fishing	29.8	35.7	25.8	25.2	27.5	-16.4	38.5	2.4	-8.5
Production sector (excluding construction)	923.5	841.8	806.0	740.9	783.0	9.7	4.4	8.8	-5.4
Construction	233.8	201.1	171.9	168.1	154.7	16.3	17.0	2.3	8.7
Trade, transport, accommodation, and food services	616.0	591.8	515.0	481.0	502.6	4.1	14.9	7.1	-4.3
Information and communication	189.5	176.2	167.5	154.2	152.3	7.5	5.2	8.6	1.3
Financial and insurance services	143.3	139.0	138.6	125.2	121.7	3.1	0.3	10.7	2.9
Real estate activities	375.7	343.9	336.5	329.1	325.1	9.3	2.2	2.2	1.2
Business services	428.5	400.9	374.9	348.9	359.3	6.9	6.9	7.5	-2.9
Public services, education, health	695.2	657.5	628.3	603.9	583.8	5.7	4.6	4.0	3.4
Other services	130.4	121.7	111.8	110.0	120.7	7.1	8.9	1.6	-8.9
Taxes on products offset against subsidies on products	355.4	367.2	341.1	317.4	343.5	-3.2	7.7	7.5	-7.6
Gross domestic product	4,121.2	3,876.8	3,617.5	3,403.7	3,474.1	6.3	7.2	6.3	-2.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the territory of the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 58% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2023, the production sector’s aggregate contribution to gross value added at current prices was 24.5% (excluding construction) and 30.7% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 1.8% year-on-year in 2023.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2024), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 2.1 and 2.2.

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Output in the Production Sector (1)

(2021 = 100)

	2023	2022	2021	2020
Production sector, total	96.8	98.4	99.3	95.9
Industry (2)	98.4	98.8	99.3	94.8
of which:
Intermediate goods (3)	90.6	95.6	99.4	91.9
Capital goods (4)	105.8	100.7	99.2	96.7
Durable goods (5)	94.6	101.3	99.2	93.5
Nondurable goods (6)	95.6	100.0	99.4	97.5
Energy (7)	85.2	98.7	99.9	96.9
Construction (8)	95.6	96.7	99.1	101.4

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2024, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2023, the services sector’s aggregate contribution to gross value added at current prices was 68.5%, compared to 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.5% in 2022 after 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 2023 (February 2024), Table 2.1.

Employment and Labor

Although economic output decreased in 2023, labor market conditions hardly deteriorated. In 2023, the average unemployment rate according to the national definition was 5.7%, compared to 5.3% in 2022. Under the ILO definition, the average unemployment rate was 2.8% in 2023 compared to 2.9% in 2022. The number of persons resident in Germany who were either employed or self-employed was 45.8 million in 2023 compared to 45.5 million in 2022.

Sources: Bundesagentur für Arbeit, Statistik, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und Jahr 2023, Table 9. Eckwerte des Arbeitsmarktes – Jahreszahlen (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/202312/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-202312-pdf.pdf?__blob=publicationFile&v=1); Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 2023 (February 2024), Table 1.11.

The following table presents data with respect to employment and unemployment for each of the years indicated. The ILO definition and the national definition of unemployment differ in various ways. Further, the national definition of unemployment is applied to administrative data whereas unemployment according to the ILO is measured using surveys.

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Employment and Unemployment

	2023	2022	2021	2020	2019
Employed (in thousands)–ILO definition	45,784	45,457	44,868	44,818	45,133
Unemployed (in thousands)–ILO definition (1)	1,334	1,343	1,536	1,551	1,280
Unemployment rate (in %)–ILO definition	2.8	2.9	3.3	3.3	2.8
Unemployed (in thousands)–national definition (2)	2,609	2,418	2,613	2,695	2,267
Unemployment rate (in %)–national definition (3)	5.7	5.3	5.7	5.9	5.0

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Statistik, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und das Jahr 2023, Table 9. Eckwerte des Arbeitsmarktes – Jahreszahlen (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/202312/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-202312-pdf.pdf?__blob=publicationFile&v=1); Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2023.

Employment Rate – Breakdown by Gender and Age

	2023
(Age in years)	Total	Men	Women
15 to 19	28.1	29.5	26.6
20 to 24	70.2	72.2	68.1
25 to 29	82.3	85.5	78.8
30 to 34	84.3	89.9	78.4
35 to 39	84.8	90.4	79.0
40 to 44	86.6	91.0	82.2
45 to 49	87.4	90.3	84.5
50 to 54	86.5	89.6	83.5
55 to 59	83.1	86.7	79.6
60 to 64	65.4	69.4	61.5
65 to 69	20.2	23.9	16.8
15 to 64	77.2	80.8	73.6
65 and older	9.0	11.8	6.7
Total	60.0	65.0	55.2

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter, Ergebnis des Mikrozensus 2023 (https://www.destatis.de/DE/Themen/Arbeit/Arbeitsmarkt/Erwerbstaetigkeit/Tabellen/erwerbstaetige-erwerbstaetigenquote.html).

The following table presents data with respect to the structure of employment by economic sector for 2023 and 2013.

Structure of Employment – Economic Sectors

	2023	2013
	(Percent of total)
Agriculture, forestry and fishing	1.2	1.5
Production sector (excluding construction)	17.7	18.9
of which: manufacturing	16.3	17.6
Construction	5.8	5.7
Trade, transport, accommodation and food services	22.1	23.0
Information and communication	3.4	2.9
Financial and insurance services	2.3	2.8
Real estate activities	1.0	1.1
Business services	13.7	13.2
Public services, education, health	26.2	23.9
Other services	6.5	7.0
Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 2.2.9.

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The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

Wage Trends and Labor Costs

	2023	2022	2021	2020	2019
Gross wages and salaries per employee in EUR	42,213	39,777	38,198	36,972	37,012
Change from previous year in %	6.1	4.1	3.3	-0.1	3.0
Unit labor costs per hour worked
Index (2015=100)	123.5	115.7	111.9	111.8	108.6
Change from previous year in %	6.7	3.5	0.0	3.0	3.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2023, approximately 5.7 million persons were members of a union under the umbrella of the German Trade Union Federation, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant decline in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, Broschüre und Flyer, Mitglieder in den DGB-Gewerkschaften 1951 bis 2018 (https://www.dgb.de/fileadmin/download_center/Brosch%C3%BCren_und_Flyer/Mitglieder-in-den-dgb-gewerkschaften-1951-bis-2018-rgb.pdf); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (https://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, kurz&knapp, Lexika, Handwörterbuch des politischen Systems, Tarifpolitik/Tarifautonomie (https://www.bpb.de/kurz-knapp/lexika/handwoerterbuch-politisches-system/202193/tarifpolitik-tarifautonomie/).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work schemes (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory pensions and health

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insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory pension insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempt from mandatory participation in the statutory pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory pension insurance system by decreasing payments from the statutory pension insurance while encouraging insured persons to also sign up for designated privately funded or occupational pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

Pursuant to the Citizen’s Benefit Act (Bürgergeld-Gesetz), basic income support for jobseekers underwent a reform with effect from January 1, 2023. The citizen’s benefit (Bürgergeld) is a cash benefit which jobseekers and their families receive from jobcentres to ensure their ability to cover their essential living expenses. Pursuant to the reform, in order to provide a reliable safety net for claimants of the citizen’s benefit, among others, the current rate of inflation will be taken into account to a greater extent in the annual process of reviewing citizen’s benefit amounts.

In 2023, social security revenue, as shown in the national accounts, amounted to EUR 826.3 billion, and expenditure was EUR 816.3 billion. The social security budget thus incurred a surplus of EUR 10.0 billion in 2023, after a surplus of EUR 8.3 billion in 2022.

Sources: Federal Ministry of Labour and Social Affairs, Citizen’s benefits: Basic income support for jobseekers (https://www.bmas.de/SharedDocs/Downloads/EN/PDF-Publikationen/a430e-buergergeld-englisch-pdf.pdf?__blob=publicationFile&v=5); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms to the statutory pension system in order to safeguard its long-term sustainability. In addition, the Federal Republic has implemented reforms of the statutory pension insurance, which, since 2012, have gradually raised the regular retirement age by two years to the age of 67. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Sources: Bundesministerium der Gesundheit, Themen, Krankenversicherung, Finanzierung, Gesundheitsfonds (https://www.bundesgesundheitsministerium.de/gesundheitsfonds.html); European Commission, Employment, Social Affairs & Inclusion, Germany - Pensions and other old age benefits (https://ec.europa.eu/social/main.jsp?catId=1111&intPageId=4554&langId=en).

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International Economic Relations

International economic relations are of major importance to the German economy. In 2023, exports and imports of goods and services amounted to 47.1% and 43.0% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly WTO and free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration—Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 2023 (February 2024), Table 3.1.

Because of the openness of the Federal Republic’s economy, German growth and employment depend particularly on open markets and foreign trade. Accordingly, the Federal Government supports efforts to reduce trade barriers. The strengthening of the multilateral trading system, with the WTO at its center, is a priority both for Germany and the EU. Bilaterally, the Federal Government and the European Commission champion ambitious, balanced and comprehensive free trade agreements in order to strengthen the international competitiveness of the European economy and thus growth and employment in Europe, while also contributing to sustainable development. An example of these agreements is the Comprehensive Economic and Trade Agreement (CETA) between the EU and Canada, which was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally; i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. Similarly, in February 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Federal Ministry for Economic Affairs and Climate Action, Ongoing negotiations for free trade agreements (https://www.bmwk.de/Redaktion/EN/Artikel/Foreign-Trade/ongoing-negotiations-on-free-trade-agreements.html); Federal Ministry for Economic Affairs and Climate Action, CETA – The European-Canadian Economic and Trade Agreement (https://www.bmwk.de/Redaktion/EN/Dossier/ceta.html); European Commission, EU trade relationships by country/region, Countries and Regions, Canada, EU-Canada agreement (https://policy.trade.ec.europa.eu/eu-trade-relationships-country-and-region/countries-and-regions/canada/eu-canada-agreement_en); Federal Ministry for Economic Affairs and Climate Action, Free Trade Agreements, The EU-Japan Free Trade Agreement (https://www.bmwk.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2023, the current account surplus totaled EUR 243.1 billion, compared to EUR 164.6 billion in 2022, an increase of EUR 78.5 billion. Thus, the current account surplus increased by 1.7 percentage points to 5.9% of nominal GDP in 2023. This increase, which follows a significant decline in 2022, was mainly caused by a recovery of the balance in trade in goods due to falling prices for imported raw materials, particularly natural gas and other energy imports. In contrast, the deficit in the German services balance widened, likely due to catch-up effects in cross-border travel after the end of the COVID-19 pandemic.

Source: Deutsche Bundesbank, Monatsbericht März 2024, Chapter: Die deutsche Zahlungsbilanz für das Jahr 2023, Table 4.1.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 60 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2022. In 2023, price competitiveness decreased by 2.9% compared to 2022, mainly due to the apreciation of the euro relative to several currencies, including the U.S. dollar, the Chinese yuan and the Japanese yen. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (39% in 2023).

In 2023, the euro appreciated against the U.S. dollar by 2.7%. The appreciation was mainly due to monetary tightening in the euro area being somewhat stronger than expected in 2022.

Source: Deutsche Bundesbank, Monatsbericht März 2024, Statistical Annex, Tables XII.3, XII.9 XII.11.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

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Balance of Payments (Balances)

	2023	2022	2021	2020	2019
	(EUR in millions)
Current account
Trade in goods (1)	226,821	125,916	196,491	182,725	219,548
Services (2)	-62,994	-37,289	1,615	6,634	-13,553
Primary income	143,901	142,094	123,181	86,037	128,602
Secondary income	-64,616	-66,091	-57,832	-52,889	-50,747
Total current account	243,112	164,630	263,454	222,507	283,849
Capital account (3)	-27,252	-21,644	-2,593	-10,345	-3,705
Financial account
Net German investment abroad (increase: +)	260,047	322,457	801,268	719,804	270,041
Net foreign investment in Germany (increase: +)	27,460	124,267	592,289	551,037	69,729
Net financial account (net lending: + / net borrowing: -)	232,587	198,190	208,978	168,767	200,312
Net errors and omissions (4)	16,727	55,204	-51,883	-43,395	-79,832

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2024, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/805258/b557d7333af239540a07f8448366a892/mL/i-wichtige-posten-data.pdf); Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2024, Table IV. Kapitalbilanz 1. Übersicht a) Insgesamt (https://www.bundesbank.de/resource/blob/805274/0400f22fabf3c5555707bead12cd7b4b/mL/iv-kapitalbilanz-data.pdf).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

Trade in Goods (1)

	2023	2022	2021	2020	2019
	(EUR in millions)
Exports of goods	1,539,230	1,579,998	1,375,112	1,188,235	1,309,678
Imports of goods	1,312,409	1,454,082	1,178,621	1,005,510	1,090,130
Trade balance	226,821	125,916	196,491	182,725	219,548

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2024, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/805258/b557d7333af239540a07f8448366a892/mL/i-wichtige-posten-data.pdf).

In 2023 the Federal Republic’s principal export goods were: (1) motor vehicles, trailers and semi-trailers, (2) machinery and equipment not elsewhere classified, (3) chemicals and chemical products and (4) computer, electronic and optical products. The principal import goods were: (1) motor vehicles, trailers and semi-trailers (2) computer, electronic and optical products, (3) electrical equipment and (4) machinery and equipment not elsewhere classified. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic imports about 70% of its energy requirements, including 98% of its oil and 95% of its natural gas requirements.

Sources: Statistisches Bundesamt, Statistischer Bericht Außenhandel - Dezember 2023 (February 2024), Tables 51000-05 and 51000-06 (https://www.statistischebibliothek.de/mir/receive/DEHeft_mods_00158198); Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2022 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2022.pdf?__blob=publicationFile&v=4).

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Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP, in December 2023, the European Commission published the Alert Mechanism Report 2024, which noted that Germany’s large current account surplus had moderated substantially in 2022, primarily as a result of much higher energy prices, but widened again in 2023, as energy prices declined and domestic demand remained weak. The scoreboard reading for Germany shows that the current account balance, export market shares and government debt exceeded their indicative thresholds in 2022. However, price and cost competitiveness developments contributed to a more symmetric euro area adjustment, as nominal unit labour costs were expected to grow somewhat faster than in the euro area in 2023. Moreover, there were only limited concerns related to government debt given that the government debt-to-GDP ratio only moderately exceeded the 60% threshold and is forecast to decrease in the future. Until early 2022, nominal house price growth in Germany had been among the highest in the EU. While house prices have declined significantly since then, house prices are still estimated to be overvalued by about 10% and the correction in house prices may continue as the market continues to adjust to higher interest rates.

In the previous round of the MIP, the Commission carried out an in-depth review and concluded that Germany was experiencing macroeconomic imbalances. In the current round of the MIP 2023/2024, the Commission will again examine the persistence of imbalances or their unwinding in an in-depth review of Germany.

The Federal Government supports the European Commission in the implementation of the MIP. Together with its European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, the Federal Government points out that German foreign direct investments abroad increase the current account balance, as does the interest and capital income generated from past foreign direct investments. Furthermore, the current account surplus is the result of market-based decisions by companies and individuals that determine supply and demand. The German economy’s specialization in the export of capital goods also plays a key role in the high surplus. In 2023, the current account balance increased to 6.8% of GDP according to Germany’s National Reform Programme 2024. This rebound in the current account balance reflects a countermovement to 2022, when the nominal value of imports had increased strongly due to the sharp rise in fossil fuel prices, meaning that the trade balance in particular had fallen sharply in 2022. Overall, the trade balance remained below pre-COVID-19 pandemic levels in 2023 at 4.3% of GDP. In contrast, the importance of the primary income balance – which reflects cross-border labor income and, above all, capital income – for the current account balance has been increasing and reached a high of 4.0% of GDP in 2023. The development of the primary income balance mainly reflects the returns on German foreign assets and their holdings and is even harder to influence through economic policy than the trade balance. Increasing private investment activity and the expansion of public investment are sustainably strengthening domestic demand, increasing growth potential in the medium term and thus contributing both directly and indirectly to limiting the current account surplus.

For general information on the MIP, see “—General—The European Union and European Integration—EU Economic Governance—Macroeconomic Imbalance Procedure.”

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2024, December 2023 (https://economy-finance.ec.europa.eu/document/download/2a0c9259-7ea3-4f5b-ac11-85333afd1cd7_en?filename=ip261_en_UPD.pdf); European Commission, Economy and Finance, Economic and fiscal governance, Macroeconomic Imbalance Procedure (https://economy-finance.ec.europa.eu/economic-and-fiscal-governance/macroeconomic-imbalance-procedure_en); Bundesministerium für Wirtschaft und Klimaschutz, Nationales Reformprogramm 2024 (https://www.bmwk.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2024.pdf?__blob=publicationFile&v=12); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (https://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

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Composition of Exported and Imported Goods

	2023 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.6	0.7
Products of forestry	0.0	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	5.2	0.2
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.8	4.7
Beverages	0.5	0.5
Tobacco products	0.4	0.2
Textiles	0.8	0.8
Wearing apparel	2.7	1.6
Leather and related products	1.2	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.5	0.6
Paper and paper products	1.2	1.4
Coke and refined petroleum products	2.4	1.3
Chemicals and chemical products	7.6	9.0
Basic pharmaceutical products and pharmaceutical preparations	5.5	7.2
Rubber and plastic products	2.7	3.5
Other non-metallic mineral products	0.9	1.2
Basic metals	5.1	4.8
Fabricated metal products, except machinery and equipment	2.8	3.2
Computer, electronic and optical products	10.5	8.6
Electrical equipment	8.1	7.2
Machinery and equipment not elsewhere classified	7.7	14.3
Motor vehicles, trailers and semi-trailers	11.0	17.2
Other transport equipment	2.8	3.2
Furniture	1.1	0.8
Energy	0.5	0.4
Other goods	9.8	6.6
Total	100.0	100.0

(1)	Preliminary data. Calculation of percentages based on import and export values in EUR thousands, respectively, as per the source below; figures may not add up to total due to rounding.

Source: Statistisches Bundesamt, Außenhandel – Erste Detailzahlen zum Außenhandel – Dezember 2023 (February 2024), Table GP (https://www.destatis.de/DE/Themen/Wirtschaft/Aussenhandel/Tabellen/aussenhandel-detaildaten.html).

G-28

Foreign Trade (Special Trade) by Groups of Countries and Countries (1)

	2023	2022	2021
	(EUR in millions)
Exports to:
Total	1,589,962	1,594,034	1,379,346
of which:
United States	157,963	156,208	121,980
France	120,220	118,168	102,741
The Netherlands	115,265	112,261	101,050
China (2)	97,331	106,762	103,564
Italy	87,302	89,191	75,526
Austria	81,947	90,270	72,385
United Kingdom	78,466	73,764	65,002
Belgium/Luxembourg	69,272	70,933	58,080
Switzerland	66,569	70,611	60,638
New industrial countries and emerging markets of Asia (3)	60,926	63,344	55,295
Spain	54,472	49,935	43,932
Japan	20,232	20,511	18,245

Imports from:
Total	1,364,991	1,505,434	1,204,050
of which:
China (2)	156,741	192,830	142,964
The Netherlands	105,092	114,998	105,113
United States	94,606	93,338	72,316
Italy	72,119	73,177	65,389
France	69,925	69,969	61,921
New industrial countries and emerging markets of Asia (3)	66,219	71,012	55,441
Belgium/Luxembourg	56,913	67,071	55,726
Austria	54,583	58,137	47,492
Switzerland	51,795	55,723	49,247
Spain	39,110	37,756	34,180
United Kingdom	36,704	40,314	32,245
Japan	25,645	25,413	23,477

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2024, Table XII.3.

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Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2021.

Foreign Direct Investment Stocks at Year-End 2021

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,426.4	615.3
Selected countries and regions
European Union	488.7	380.4
of which: European Monetary Union	354.0	368.1
United Kingdom	102.2	40.5
Switzerland	52.9	47.6
Russia	22.1	2.4
United States	408.9	66.9
Canada	22.1	1.3
Central America	24.8	12.8
South America	30.0	1.9
Asia	210.2	46.5
of which: China	102.7	4.6
of which: India	20.5	0.5
of which: Japan	15.4	25.7
Australia	20.2	3.6
Africa	11.5	1.3
Selected economic sectors of investment object
Manufacturing	490.5	146.6
of which: Chemicals and chemical products	102.2	18.3
of which: Pharmaceutical products	37.4	18.3
of which: Machinery and equipment	46.5	16.2
of which: Motor vehicles, trailers and semi-trailers	107.8	4.8
Electricity, gas, steam and air conditioning supply	33.9	29.2
Wholesale and retail trade; repair of motor vehicles and motor cycles	235.6	61.1
Information and communication	62.9	46.4
Financial and insurance activities	349.4	207.1
Real estate activities	64.0	34.6
Professional, scientific and technical activities	91.5	54.2

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken, II. Bestandsangaben über Direktinvestitionen (nach dem Erweiterten Richtungsprinzip), Tables 1I.1.b, II.2.b (https://www.bundesbank.de/de/statistiken/aussenwirtschaft/direktinvestitionen/direktinvestitionsstatistiken-804078).

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MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of all EU Member States, while the Eurosystem consists only of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the EU Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About us, Our Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy

Monetary Policy Instruments of the ESCB and the ECB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are short-term and longer-term reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. In addition the ECB also provides forward guidance, i.e., it provides information about its future monetary policy intentions, based on its assessment of the outlook for price stability. In March 2024, the ECB completed the review of its operational framework for the implementation of monetary policy. The Governing Council agreed to continue to provide liquidity through a broad mix of instruments, including short-term and longer-term refinancing operations and, at a later stage, structural longer-term credit operations and a structural portfolio of securities.

Sources: European Central Bank, Monetary policy & markets, Instruments, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Statement by the governing council, Changes to the operational framework for implementing monetary policy, press release of March 13, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.pr240313~807e240020.en.html).

Monetary Policy Strategy and Prices

The ECB presented its revised monetary strategy in July 2021, its first revision since 2003. Its primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of 2%. The 2% target is symmetric. This means that the ECB considers negative and positive deviations from the target to be equally undesirable. When the economy is operating close to the lower bound on nominal interest rates, particularly forceful or persistent monetary policy action may be required to prevent negative deviations from the inflation target from becoming entrenched. The new strategy considers formerly unconventional measures such as asset purchasing programs to be part of its monetary tool kit for these purposes. The Governing Council of the ECB seeks to achieve price stability over the medium term. This allows for short-term deviations of inflation from its target, provides the necessary flexibility and makes it possible to take other considerations into account. The medium-term orientation indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy

G-31

strategy of the Eurosystem used by the ECB to achieve this goal is based on two independent analyses: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary and financial developments (monetary and financial analysis).

Source: European Central Bank, Monetary policy & markets, Monetary policy strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

Price Trends

	2023	2022	2021	2020	2019
	(change from previous year in %)

Harmonized index of consumer prices (HICP)	6.0	8.7	3.2	0.4	1.4
Consumer price index (CPI)	5.9	6.9	3.1	0.5	1.4
Index of producer prices of industrial products sold on the domestic market (1)	-2.4	32.9	10.5	-1.0	1.1

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Preise, Verbraucherpreisindex und Inflationsrate, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindex und Inflationsrate, Gesamtindex und 12 Abteilungen, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2022, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2024, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

Official Foreign Exchange Reserves of the Federal Republic (1)

	As of December 31
	2023	2022	2021	2020	2019
	(EUR in millions)
Gold	201,335	184,036	173,821	166,904	146,562
Special drawing rights	48,766	48,567	46,491	14,014	14,642
Foreign currency balances	33,376	34,404	32,649	30,066	32,039
Reserve position in the IMF	8,782	9,480	8,426	8,143	6,051
Total	292,259	276,488	261,381	219,127	199,295

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2024, Table XII.7.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.7 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (https://www.ecb.europa.eu/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2023, 2.1 Balance Sheet as at 31 December 2023, note 12.1 (https://www.ecb.europa.eu/press/annual-reports-financial-statements/annual/annual-accounts/html/ecb.annualaccounts2023~f5a98cb02b.en.html).

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External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

External Financial Assets and Liabilities by Sector

	2023	2022	2021	2020	2019
	(EUR in billions)
Deutsche Bundesbank
Assets	1,455.8	1,617.1	1,592.8	1,429.2	1,161.0
of which: clearing accounts within ESCB (1)	1,093.4	1,269.1	1,260.7	1,136.0	895.2
Liabilities (2)	779.8	919.4	1,009.5	781.3	663.3
Net position	675.9	697.6	583.3	647.9	497.7
Banks
Loans to foreign banks	1,166.9	1,151.3	1,100.7	1,024.3	1,064.2
Loans to foreign non-banks	960.4	913.7	871.2	822.8	795.3
Loans from foreign banks	923.8	998.4	914.6	761.2	680.6
Loans from foreign non-banks	380.6	370.3	288.2	258.5	229.8

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2024, Tables IV.4 and XII.7.

Foreign Exchange Rates and Controls

Since its introduction in 1999, the euro has become the second most widely used currency internationally. It is recognized by the IMF as a freely usable currency. Neither currency transactions nor capital market transactions require licenses or other permissions. However, in both cases entities or individuals providing related services on a commercial basis must be licensed. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Forty-Second Issue—Freely Usable Currencies, as updated December 31, 2021 (https://www.imf.org/external/pubs/ft/sd/2022/42nd_Sel_Dec_EN_Web_FINAL.pdf); Bank for International Settlements, Triennial Central Bank Survey, OTC Foreign exchange turnover in April 2022, October 2022, Table “OTC foreign exchange turnover by currency”, page 12 (https://www.bis.org/statistics/rpfx22_fx.pdf); Bundesanstalt für Finanzdienstleistungsaufsicht, Banken, Finanzdienstleister und Wertpapierinstitute, Markteintritt, Wertpapierdienstleistungen, as updated on November 22, 2021 (https://www.bafin.de/DE/Aufsicht/BankenFinanzdienstleister/Markteintritt/Wertpapierdienstleistungen/wertpapierdienstleistungen_node.html#doc19645032bodyText1); Bundesanstalt für Finanzdienstleistungsaufsicht, Banken, Finanzdienstleister und Wertpapierinstitute, Markteintritt, Finanzdienstleistungen, as updated on August 8, 2023 (https://www.bafin.de/DE/Aufsicht/BankenFinanzdienstleister/Markteintritt/Finanzdienstleistungen/finanzdienstleistungen_artikel.html); Intenational Monetary Fund, Annual Report on Exchange Arrangements and Exchange Restrictions 2022, published on July 26, 2023, page 1579 (https://www.imf.org/en/Publications/Annual-Report-on-Exchange-Arrangements-and-Exchange-Restrictions/Issues/2023/07/26/Annual-Report-on-Exchange-Arrangements-and-Exchange-Restrictions-2022-530144).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

Annual Average Exchange Rates of the Euro (1)

	2023	2022	2021	2020	2019
U.S. dollars per euro	1.0813	1.0530	1.1827	1.1422	1.1195
Pound sterling per euro	0.86979	0.85276	0.85960	0.88970	0.87777
Japanese yen per euro	151.99	138.03	129.88	121.85	122.01
Swiss franc per euro	0.9718	1.0047	1.0811	1.0705	1.1124
Chinese yuan per euro	7.6600	7.0788	7.6282	7.8747	7.7355

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2024, Table XII.9.

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Financial System

German Financial System

Overview. As of December 31, 2023, 1,334 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 10,398.2 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	240 commercial banks, with an aggregate balance sheet total of EUR 4,743.3 billion;
•	354 savings banks, with an aggregate balance sheet total of EUR 1,557.0 billion;
•	the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 858.0 billion;
•	18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,584.0 billion;
•	694 credit cooperatives, with an aggregate balance sheet total of EUR 1,172.2 billion;
•	7 mortgage banks, with an aggregate balance sheet total of EUR 224.2 billion;
•	15 building and loan associations, with an aggregate balance sheet total of EUR 259.5 billion; and
•	138 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 2,310.5 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht Februar 2024, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanz-dienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It aims to counteract risks to the assets entrusted to financial institutions, including banks and insurance companies (solvency supervision), and to safeguard fair and transparent conditions in the markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank WestLB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

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In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the Banking Union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro area EU Member States that choose to join the SSM. The ECB directly supervises the most significant banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität, or “FSC”), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the FSC, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the FSC is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the Bundestag on a yearly basis.

For instance, based on the assessment of the risk situation in Germany as well as the development of supporting indicators, BaFin decided to increase the ratio of the national anticyclical capital buffer to 0.75% from February 1, 2022 onwards and ordered a capital buffer for systemic risks in the amount of 2% for residential real estate financing. This decision was supported by analyses carried out by the FSC and the ESRB. The associated requirements for hard equity became applicable as of February 1, 2023. In January 2024, Bafin confirmed that the national anticyclical capital buffer of 0.75% remains appropriate.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (https://www.gesetze-im-internet.de/kredwg/index.html); Federal Financial Supervisory Authority, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); Federal Financial Supervisory Authority, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Federal Agency for Financial Market Stabilisation, FMSA (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (https://www.portigon.de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Tasks, Financial and monetary system, Financial and monetary sability, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission, Banking & insurance, Banking union, Single supervisory mechanism (https://finance.ec.europa.eu/banking/banking-union/single-supervisory-mechanism_en); Federal Financial Supervisory Authority, Law & Regulation, Administrative Acts, General Administrative Act ordering a capital buffer for systemic risks under section 10e of the KWG, published on March 30 2022 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Aufsichtsrecht/Verfuegung/vf_220331_allgvfg_systemrisikopuffer_en.html); European Systemic Risk Board, National Policy, Countercyclical capital buffer, updated on March 28, 2024 (https://www.esrb.europa.eu/national_policy/ccb/html/index.en.html).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”), which were not directly supervised by the ECB within the framework of the SSM (see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress. Since the establishment of the Single Resolution Fund (“SRF”) at the European level in 2016, the contributions raised by the national resolution authorities of participating Member States have in great part been transferred to the SRF pursuant to the intergovernmental agreement on the transfer and mutualisation of contributions to the SRF.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the BaFin as a new and independently operating division. At the same time, FMSA’s

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responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRF and the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Federal Financial Supervisory Authority, Companies, Banks & financial services providers, Measures, Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html); Deutsche Bundesbank, Glossary, Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission, Banking & insurance, Banking regulation, Bank recovery and resolution (https://finance.ec.europa.eu/banking/banking-regulation/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Gesetze und Gesetzesvorhaben, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Council of the European Union, Agreement on the Transfer and Mutualisation of Contributions to the Single Resolution Fund (https://data.consilium.europa.eu/doc/document/ST%208457%202014%20INIT/EN/pdf); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_VII/18_Legislaturperiode/2016-12-28-FMSA-Neuordnungsgesetz/3-Verkuendetes-Gesetz.pdf?__blob=publicationFile&v=3); Bundesrepublik Deutschland – Finanzagentur GmbH, FMS, Financial Market Stabilisation Fund (https://www.deutsche-finanzagentur.de/en/fms/financial-market-stabilisation-fund).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of approximately EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2023, the combined portfolios had been reduced to approximately EUR 10.3 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. In November 2021, FMS Wertmanagement closed the sale of DEPFA to BAWAG P.S.K. AG. As of December 31, 2023, FMS Wertmanagement’s portfolio had a nominal value of EUR 44.4 billion.

Sources: Erste Abwicklungsanstalt, I Annual Report 2023 (https://aa1.de/wp-content/uploads/2023/12/GB-2023_en.pdf); FMS Wertmanagement AöR, Investor Präsentation Nov. 2021, updated June 2023 (https://www.fms-wm.de/de/downloadcenter/investoren/praesentationen); FMS Wertmanagement AöR, About us (https://www.fms-wm.de/en/about-us); FMS Wertmanagement AöR, Portfolio (https://www.fms-wm.de/en/portfolio).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);
•	the European Insurance and Occupational Pensions Authority; and
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•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the EU Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the EU Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of the Banking Union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating EU Member States, which, as of March 2024, are the Euro Area Member States and Bulgaria. The main aims of the SSM, which became operational in November 2014, are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. In its role within the SSM, the ECB directly supervises 113 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of the Banking Union is the SRM which was established by a regulation adopted in July 2014 and became fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of the Single Resolution Board (“SRB”) and the national resolution authorities of participating Member States. The SRB has broad powers in cases of bank resolution and manages the SRF. The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF was built up over a period of eight years since 2016 and reached its target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating EU Member States at the end of 2023. As of December 31, 2023, the financial means available in the SRF amounted to EUR 78 billion, which are fully mutualized between participating EU Member States. The SRB continues to assess on an annual basis whether the available financial means have diminished below the target level of at least 1% in the relevant contribution period. In such event, further contributions to the SRF may be required. Banks have been making annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV) are not required to contribute to the fund. As part of its pending reform, the ESM would be given the function of a backstop for the SRF. The backstop would be provided through public funds to offer immediate support and confidence to the market and would almost double the size of the SRF. The funds would have to be repaid by all banks of the Banking Union in the following years.

In November 2015, and as amended in October 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the Banking Union. In June 2022 the Eurogroup in inclusive format agreed that work on the Banking Union should focus on strengthening the common framework for bank crisis management and national deposit guarantee schemes (CMDI framework). In April 2023, the European Commission proposed a corresponding legislative package, which is being discussed by the Council and Parliament. At a later stage, a review of the state of the Banking Union is planned to take place to identify further measures that could strengthen and complete the Banking Union.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the EU Member States. Further measures were implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. In October 2021,

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the European Commission presented legislative proposals for further amendments to the CRR and CRD, and to finalize the implementation of the Basel III regulatory reforms in the EU. In December 2023, the preparatory bodies of the Council and Parliament endorsed the amendments (as described below), which are expected to be formally adopted in 2024.

In May 2019, European legislators adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules started to apply in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to CRR (CRR II) and CRD (CRD V)) and the recovery and resolution of banks in difficulty (amendments to BRRD and the Single Resolution Mechanism Regulation (SRMR)) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the minimum requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. As mentioned above, in December 2023, the final elements for the implementation of Basel III in the EU were agreed by the Council and Parliament. The amended CRR rules (CRR III) are expected to enter into force on January 1, 2025. The provisions in the renewed CRD (CRD VI) have to be transposed by EU Member States into national law. One of the main elements of the banking package is the introduction of the output floor, which works as a lower limit on the capital requirements that banks calculate when using their internal models and aims to reduce the excessive variability of banks’ capital requirements, as calculated with internal models. The legislative package also implements the Basel standard in relation to credit risks, market risks and operational risks, while taking into account specific features of the EU banking sector. Furthermore, the amendment strengthens the provisions related to environmental, social and governance risks as well as the rules applicable to the suitability of bank managers and key function holders (ie., the fit and proper assessment).

Sources: European Commission, Regulation, Supervision, European system of financial supervision (https://finance.ec.europa.eu/regulation-and-supervision/european-system-financial-supervision_en); European Central Bank, About, European System of Financial Supervision (https://www.bankingsupervision.europa.eu/about/esfs/html/index.en.html); European Commission, Banking & insurance, Banking Union (https://finance.ec.europa.eu/banking/banking-union_en); European Council, Council of the European Union, Policies, Banking Union (https://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, About, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Central Bank - Banking Supervision, List of supervised entities (https://www.bankingsupervision.europa.eu/ecb/pub/pdf/ssm.listofsupervisedentities202402.en.pdf?637ec58a30eb59cd2c203d9910d25be0); Single Resolution Board, About, The SRB in the Banking Union, Single Resolution Mechanism (https://www.srb.europa.eu/en/content/single-resolution-mechanism-srm); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (https://ec.europa.eu/commission/presscorner/detail/en/IP_15_6397); Single Resolution Board, Resolution, What is a bank resolution?, Banks under the SRB’s remit (https://www.srb.europa.eu/en/content/banks-under-srbs-remit); Single Resolution Board, The Single Resolution Fund (https://www.srb.europa.eu/en/single-resolution-fund); Single Resolution Board, News and Media, Single Resolution Fund: no expected contribution in 2024 as target level reached, press release of February 15, 2024 (https://www.srb.europa.eu/en/content/single-resolution-fund-no-expected-contribution-2024-target-level-reached); Bundesministerium der Justiz, Gesetz zur Errichtung eines Restrukturierungsfonds für Kreditinstitute (https://www.gesetze-im-internet.de/rstruktfg/); European Stability Mechanism, About us, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/finance/docs/law/171011-communication-banking-union_en.pdf); European Commission, Banking Union: Commission proposes reform of bank crisis management and deposit insurance framework, press release of April 18, 2023 (https://ec.europa.eu/commission/presscorner/detail/en/ip_23_2250); European Banking Authority, Activities, Implementing Basel III in Europe, The Basel framework: the global regulatory standards for banks (https://www.eba.europa.eu/activities/basel-framework-global-regulatory-standards-banks); Bank for International Settlements, Committees & associations, Basel Committee on Banking Supervision, Basel III: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Banking Package 2021: new EU rules to strengthen banks' resilience and better prepare for the future, press release of October 27, 2021 (https://ec.europa.eu/commission/presscorner/api/files/document/print/en/ip_21_5401/IP_21_5401_EN.pdf); European Commission, Latest updates on the banking package, supplementary information of December 14, 2023 (https://finance.ec.europa.eu/news/latest-updates-banking-package-2023-12-14_en); European Council, Council of the European Union, Banking Union: Council adopts measures to reduce risk in the banking system, press release of May 14, 2019 (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/).

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Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. In Germany, the regulated securities markets are situated in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart. Additional regulated financial markets include the European Energy Exchange in Leipzig, an energy and energy-related commodities exchange, and the Eurex Terminbörse in Frankfurt am Main, a derivatives exchange market. All of the above are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

Sources: European Union, Directive 2014/65/EU of May 15, 2014 (https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32014L0065); European Securities and Markets Authority, MiFID/UCITS/AIFMD/EUSEF/EUVECA/ECSPR entities (https://registers.esma.europa.eu/publication/searchRegister?core=esma_registers_upreg); Deutsche Börse Group, Our company, Frankfurt Stock Exchange (under public law), The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

Total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,901.8 billion in 2023, with tax revenue of EUR 953.7 billion and net social contributions of EUR 709.6 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 3.4.3.2.

In 2023, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 287.2 billion and EUR 529.7 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 3.4.3.16.

Consolidated general government expenditure in 2023, as presented in the national accounts, amounted to a total of EUR 1,989.2 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 661.4 billion), social benefits in kind (EUR 359.8 billion) and employee compensation (EUR 327.4 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 256.5 billion), gross capital formation (EUR 108.0 billion), subsidies (EUR 66.3 billion) and interest on public debt (EUR 36.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 3.4.3.2.

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General Government Accounts (1)

	2023	2022	2021	2020	2019
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,229.8	1,198.3	1,119.3	1,004.7	1,049.6
of which: Current taxes (2)	953.7	946.6	879.2	773.0	827.7
Expenditure	1,327.2	1,303.5	1,251.6	1,117.6	1,005.7
Balance	-97.4	-105.2	-132.4	-112.9	43.9
Social security funds
Revenue	826.3	812.0	781.8	717.9	690.8
Expenditure	816.3	803.7	779.2	752.8	681.7
Balance	10.0	8.3	2.6	-34.8	9.1
General government
Revenue	1,901.8	1,821.2	1,712.9	1,569.9	1,616.5
Expenditure	1,989.2	1,918.1	1,842.6	1,717.6	1,563.4
Balance	-87.4	-96.9	-129.7	-147.7	53.0

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Federal Government Accounts (1)

	2023	2022	2021	2020	2019
	(EUR in billions)
Revenue	532.8	502.0	471.6	421.2	456.9
of which: Current taxes (2)	447.3	435.4	405.2	359.1	396.4
Expenditure	611.8	626.3	615.7	508.3	435.4
Balance	-79.0	-124.3	-144.2	-87.1	21.5

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Table 3.4.3.4.

General Government Expenditure: Breakdown by Functions (1)

	2023	2022	2021	2020	2019
	(EUR in billions)
General public services	271.6	241.8	221.0	207.9	201.3
Defense	41.3	39.9	39.3	38.2	36.9
Public order and safety	67.8	64.4	61.2	58.2	56.3
Economic affairs	196.4	205.7	193.5	141.3	112.0
Environmental protection	27.9	22.5	26.4	24.1	20.6
Housing and community amenities	19.3	18.4	25.9	22.7	14.6
Health	313.6	331.4	315.4	288.7	253.0
Recreation, culture and religion	43.4	40.7	38.4	37.6	36.2
Education	187.2	176.2	166.9	159.6	151.9
Social protection	820.7	777.2	754.5	739.4	680.6
Total expenditure	1,989.2	1,918.1	1,842.6	1,717.6	1,563.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2023 (March 2024), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the EU Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. After eight annual surpluses in a row, the German general government budget balance turned negative in 2020 due to the impact of the COVID-19 pandemic. Following a general government deficit of 4.3% in 2020, 3.6% in 2021 and 2.5% in 2022, the German general government deficit amounted to EUR 87.4 billion or 2.1% of nominal GDP in 2023, which, for the second year in a row, is below the EU’s 3% reference value for the general government deficit. The German general government gross debt-to-GDP ratio decreased from 66.1% in 2022 to 63.6% in 2023, which is above the EU’s respective reference value of 60%.

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On March 23, 2020, the respective Ministers of Finance of the EU Member States agreed with the assessment of the European Commission that the condition for the use of the general escape clause under the SGP – a severe economic downturn in the euro area or the EU as a whole – had been fulfilled. The activated general escape clause allowed Germany and the other EU Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework to tackle the economic consequences of the COVID-19 pandemic. The general escape clause continued to apply in 2023, against the backdrop of the economic consequences of Russia’s invasion of Ukraine, but was deactivated at the end of 2023 in line with the fiscal policy guidance for 2024 published by the European Commission on March 8, 2023. For further information, see also “General—The European Union and European Integration—EU Economic Governance—Stability and Growth Pact.”

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2023), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a % of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959&dateSelect=2023); European Council, Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, Fiscal policy guidance for 2024: Promoting debt sustainability and sustainable and inclusive growth, press release of March 8, 2023 (https://ec.europa.eu/commission/presscorner/detail/en/ip_23_1410).

As regards national fiscal rules, the German constitutional balanced budget rule known as the “debt brake” (Schuldenbremse) provides for a structural budget deficit of no more than 0.35% of GDP at the federal level and structurally balanced Länder budgets. The Bundestag suspended the debt brake for the years 2020 and 2021 in order to enable the financing of the governmental measures taken in connection with the COVID-19 pandemic as well as for the year 2022 due to Russia’s invasion of Ukraine. As a consequence of a ruling of the Federal Constitutional Court in November 2023, which clarified certain aspects of the application of the debt brake, the debt brake was also suspended for the year 2023 in the Supplementary Budget Act 2023 (Nachtragshaushaltsgesetz 2023). From 2024 onwards, the debt brake will apply again, as is reflected in the 2024 federal budget plan (Bundeshaushalt – Sollbericht 2024). In response to Russia’s invasion of Ukraine, the Federal Government established a Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr) with its own credit authorization of up to EUR 100 billion on a one-off basis. This one-off credit authorization is exempted from the debt brake. The Special Fund is being used to supplement the defense section of the Federal Budget to achieve the guideline of the North Atlantic Treaty Organization (NATO) of spending at least 2% of GDP each year on defense.

Sources: Bundesministerium der Finanzen, Fiskalregeln (https://www.bundesfinanzministerium.de/Web/DE/Themen/Oeffentliche_Finanzen/Stabilitaetspolitik/Fiskalregeln/fiskalregeln.html); Bundesministerium der Finanzen, Kompendium zur Schuldenregel des Bundes (Schuldenbremse), February 25, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Schuldenbremse/kompendium-zur-schuldenbremse-des-bundes.pdf?__blob=publicationFile&v=9); Bundestag, Bundestag billigt mit breiter Mehrheit Nachtragshaushalt für 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw13-de-corona-schuldenbremse-688956); Bundestag, Finanzministerium-Etat beschlossen – Schuldenbremse bleibt ausgesetzt (https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-finanzministerium-bundesrechnungshof-810030); The Federal Constitutional Court, Second Supplementary Budget Act 2021 is void, press release of November 15, 2023 (https://www.bundesverfassungsgericht.de/SharedDocs/Pressemitteilungen/EN/2023/bvg23-101.html); Bundesministerium der Finanzen, Bundesverfassungsgerichtsurteil: Bundesregierung zieht Konsequenzen und beschließt Nachtragshaushalt 2023, press release of November 27, 2023 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2023/11/2023-11-27-entwurf-nachtragshaushalt-2023-beschlossen.html); Bundesministerium der Finanzen, Sollbericht 2024: Ausgaben und Einnahmen des Bundeshaushalts, BMF-Monatsbericht Februar 2024 (https://www.bundesfinanzministerium.de/Monatsberichte/Ausgabe/2024/02/Inhalte/Kapitel-3-Analysen/3-1-sollbericht-2024.html); Bundesministerium der Finanzen, Sondervermögen Bundeswehr: Investitionen in unsere Freiheit, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-sondervermoegen-bundeswehr.html?cms_pk_kwd=16.03.2022_Sonderverm%C3%B6gen+Bundeswehr+Investitionen+in+unsere+Freiheit&cms_pk_campaign=Newsletter-16.03.2022); Deutscher Bundestag, Dokumente, Textarchiv, 2022, Grundgesetzänderung für das Sondervermögen beschlossen (https://www.bundestag.de/dokumente/textarchiv/2022/kw22-de-grundgesetzaenderung-897760); Bundesrat, Bundesrat kompakt – Das wichtigste zur Sitzung, Ausgewählte Tagesordnungspunkte der 1022. Sitzung am 10.06.2022, Bundeswehrsondervermögen – Mindestlohn – Rente – Pflegebonus, TOP 24A Bundeswehr (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/22/1022/1022-node.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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The Federal Republic’s Fiscal Maastricht Criteria

	2023	2022	2021	2020	2019
	(% of GDP)
General government deficit (-) / surplus (+)	-2.1	-2.5	-3.6	-4.3	1.5
General government gross debt	63.6	66.1	69.0	68.8	59.6

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2023 (February 2024), Table 1.10; Deutsche Bundesbank, Time series BBK01.BJ9959: General government debt as defined in the Maastricht Treaty as a % of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9959&dateSelect=2020).

Fiscal Outlook

On April 24, 2024, the Federal Government published the German Stability Program 2024, in accordance with the rules of the Stability and Growth Pact in force at that time. The German Stability Program 2024 contains budgetary projections for the years 2024 to 2028 at all government levels (Federation, Länder, local authorities and social security funds). The projections are based on (i) the Federal Government’s annual projection of macroeconomic trends of February 21, 2024, (ii) the results of the Working Party on Tax Revenue Estimates of October 26, 2023, (iii) the federal budget for 2024 adopted by the German Parliament on February 2, 2024, and (d) the fiscal plan until 2027.

The following table presents the Federal Government’s projection for key fiscal indicators in the years 2024 to 2028 compared to the results for these key fiscal indicators in 2023, as set out in the German Stability Program 2024.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2028 ▬▬▬▬▬▬▬▬▬▬▬▬▬▬		2027		2026		2025		2024		2023
Revenue	48	½	48		48		47	½	47		46.1
Total taxes	24	¾	24	½	24	½	24		23	¾	23.4
Social contributions	18	¾	18	¼	18	¼	18		17	¾	17.2
Property income		½		½		½		½		½	0.7
Other	4	½	4	¾	4	¾	4	¾	5		4.8
Expenditure (2)	49	½	49	½	49	¼	48	¾	48	¾	48.6
Compensation of employees and intermediate consumption	14		14		14	¼	14	¼	14	½	14.2
Social payments	26	½	26	¼	26		25	½	25	¼	24.8
Interest expenditure	1	¼	1	¼	1		1		1		0.9
Subsidies	1		1		1		1		1		1.6
Gross fixed capital formation	2	¾	3		3		3		2	¾	2.7
Capital transfers	1	¾	1	¾	1	¾	2		2	¼	2.3
Other	2		2	¼	2	¼	2		2		2.2
General government deficit (-) / surplus (+)	-1		-1	½	-1	¼	-1		-1	¾	-2.5
Federal Government	-	½	-	½	-	¾	-	¾	-1	¼	-2.3
Länder governments	0		-	¼	-	¼	-	¼	-	¼	-0.2
Municipalities	-	¼	-	¼	-	¼	-	¼	-	¼	-0.3
Social security funds	-	¼	-	½	-	¼	0		0		0.2
General government gross debt	62		63		63	¼	63	¼	64		63.6

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2024

Tables 13 and 17 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/stabilitaetsprogramm-2024.pdf?__blob=publicationFile&v=8).

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Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale with marginal tax rates ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungsteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 1,000 (EUR 2,000 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge has been abolished for approximately 90% of income taxpayers for the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (https://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (https://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Justiz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (https://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Finanzen, Monatsbericht Januar 2024, Analysen und Berichte, Die wichtigsten steuerlichen Änderungen 2024 (https://www.bundesfinanzministerium.de/Monatsberichte/2024/01/Inhalte/Kapitel-3-Analysen/3-1-wichtigste-steuerliche-aenderungen-2024.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

Against the backdrop of Russia’s invasion of Ukraine and rising energy prices, the VAT rate for the supply of gas via the natural gas grid and district heating was temporarily reduced from 19% to 7% from October 1, 2022 until March 31, 2024. Similarly, initially in connection with the COVID-19 pandemic, the VAT rate for restaurant and catering services was temporarily reduced from 19% to 7% from July 1, 2020 until December 31, 2023.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (https://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, § 12 Steuersätze (https://www.gesetze-im-internet.de/ustg_1980/__12.html); Die Bundesregierung, Im Bundesrat beschlossen – Umsatzsteuer auf Gas wird reduziert, published on October 26, 2022 (https://www.bundesregierung.de/breg-de/aktuelles/steuersenkung-gas-2125486); Bundesministerium der Justiz, Energiesteuergesetz (https://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz (https://www.gesetze-im-internet.de/tabstg_2009/index.html); Bundesministerium der Finanzen, BMF Schreiben vom 21.12.2023, Auslaufen der ermäßigten Besteuerung von Restaurant- und Verpflegungsdienstleistungen gemäß § 12 Absatz 2 Nummer 15 Umsatzsteuergesetz; Einführung einer Nichtbeanstandungsregelung für die Silvesternacht (https://www.bundesfinanzministerium.de/Content/DE/Downloads/BMF_Schreiben/Steuerarten/Umsatzsteuer/2023-12-21-auslaufen-der-ermaessigten-besteuerung-von-restaurant-und-verpflegungsdienstleistungen-einfuehrung-einer-nichtbeanstandungsregelung-fuer-die-silvesternacht.html).

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Environmental Tax and Emissions Trading

The environmental tax regime aims to encourage energy conservation and to mitigate climate change by providing incentives for a reduction of carbon emissions. Furthermore, it aims to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax and a fossil fuel energy tax. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the fossil fuel energy tax are assessed in accordance with certain environmental criteria.

In addition to the EU’s Emissions Trading System (ETS) for carbon emissions applied to the manufacturing and energy industries, Germany has introduced a national ETS for carbon emissions of the transportation and buildings sector from 2021 onwards, starting with a price on carbon emissions initially set at EUR 25 per ton in 2021, EUR 30 per ton in 2022 and rising incrementally thereafter. However, following Russia’s invasion of Ukraine and its impact on energy prices for households and companies, the projected price increase on carbon emissions was temporarily adjusted to EUR 30 per ton in 2023 (EUR 5 less per ton than previously planned). In 2026, allowances will be auctioned within a price range of EUR 55 (minimum) to EUR 65 (maximum) per ton of carbon emissions.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (https://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, § 3 Steuertarif (https://www.gesetze-im-internet.de/stromstg/__3.html); The Federal Government, Effectively reducing CO2 emissions (https://www.bundesregierung.de/breg-en/issues/climate-action/effectively-reducing-co2-1795850); Federal Ministry for Economic Affairs and Climate Action, Robert Habeck: “We are taking a more cautious approach to carbon pricing, reducing the burden on households and companies” – 2023 increase in carbon price postponed, press release of October 28, 2022 (https://www.bmwk.de/Redaktion/EN/Pressemitteilungen/2022/10/20221028-robert-habeck-we-are-taking-a-more-cautious-approach-to-carbon-pricing-reducing-the-burden-on-households-and-companies.html); Die Bundesregierung, Der Klima und Transformationsfonds 2024 – Entlastung schaffen, Zukunftsinvestitionen sichern, Transformation gestalten, December 22, 2023 (https://www.bundesregierung.de/breg-de/aktuelles/der-klima-und-transformationsfonds-2024-2250738).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% for the municipal multiplier, municipalities have discretion to fix the municipal tax collection rate. Based on a weighted average municipal multiplier of 403.32% in 2021 the average trade tax rate in 2022 amounted to 14.12%.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (https://www.gesetze-im-internet.de/gewstg/index.html); Bundesministerium der Finanzen, Die wichtigsten Steuern im internationalen Vergleich 2022, Overview 4, page 14 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/die-wichtigsten-steuern-im-internationalen-vergleich-2022.pdf?__blob=publicationFile&v=6).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

Taxes (1)

	2023	2022	2021	2020	2019
	(EUR in billions)
Current taxes	953.7	946.6	879.2	773.0	827.7
Taxes on production and imports	424.0	417.8	393.2	345.8	369.8
of which: VAT	287.3	285.7	259.4	221.6	244.1
Current taxes on income and wealth	529.8	528.8	486.0	427.3	457.9
of which: Wage tax	274.6	273.8	256.4	254.3	260.8
Assessed income tax	70.5	78.6	68.7	56.8	61.7
Non-assessed taxes on earnings	47.4	41.2	39.4	29.8	30.5
Corporate tax	48.3	49.2	44.6	25.8	34.1
Trade tax (Gewerbesteuer)	73.4	70.4	61.4	45.4	55.6
Capital taxes	9.3	9.2	9.8	8.7	7.0
Tax revenue of general government	963.0	955.9	889.0	781.7	834.7
Taxes of domestic sectors to EU	6.2	7.5	5.1	4.7	5.1
Taxes	969.2	963.3	894.1	786.4	839.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2023 (March 2024), Table 3.4.3.16.

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Government Participations

The Federal Republic and its various special funds held direct participations in 118 public and private enterprises as of December 31, 2022.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2022.

Participations Of The Federal Republic

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2023 (https://www.bundesfinanzministerium.de/Web/DE/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsberichte.html).

In December 2022, following approval by the European Commission under EU state aid rules, the Federal Government acquired approximately 99% of the share capital of energy company Uniper SE (“Uniper”) with the aim of securing the energy supply in Germany. Unless otherwise approved by the European Commission, the Federal Government is obliged to reduce its stake in Uniper to a maximum of 25% plus one share by 2028 at the latest. Uniper provides critical energy infrastructure in Germany and plays a key role in the supply of electricity and natural gas. As a result of Russia’s invasion of Ukraine and the subsequent halt in the supply of Russian natural gas to Germany, Uniper faced existential difficulties. Due to Uniper’s central role for the energy supply in Germany, the Federal Government decided on initial support measures in July 2022, which were adapted based on further developments in September 2022. In this context, Uniper had already received substantial support from KfW in the form of credit lines. Funds provided by KfW were since substituted by equity and repaid in part. Another company that was transferred to state ownership as a measure to safeguard energy security in Germany is SEFE. The European Commission confirmed these capital measures under state aid rules in December 2022. Specifically, the European Commission authorized the Federal Government to inject EUR 6.3 billion of additional equity into the company by substituting an existing KfW loan subject to certain competition-related conditions.

Sources: Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Einstieg des Bundes bei Energieversorger Uniper SE vollzogen, joint press release of December 22, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/12/2022-12-22-einstieg-bund-bei-uniper-vollzogen.html); Federal Ministry for Economic Affairs and Climate Action, European Commission approves equity capital for reorientation of SEFE, press release of December 20, 2022 (https://www.bmwk.de/Redaktion/EN/Pressemitteilungen/2022/12/20221220-european-commission-approves-equity-capital-for-reorientation-of-sefe.html).

Direct Debt of the Federal Government

As of December 31, 2023, the principal amount of the Federal Government’s direct debt totaled EUR 1,644.1 billion. For further information on the principal amount of the outstanding direct debt, see “Tables and

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Supplementary Information—I. Direct Debt of the Federal Government—Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government.”

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 743.6 billion as of December 31, 2022. Of this amount, EUR 119.1 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 90.3 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2024, Overview 8.1.3, pages 323-324 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2024.html).

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2023 for capital subscriptions to various international financial organizations, see the table entitled “—Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. Direct Debt of the Federal Government

Summary of the Principal Amount of the Outstanding
Direct Debt of the Federal Government

Aggregate principal amount outstanding as of December 31, 2023
(EUR in millions)
Federal Bonds (Bundesanleihen)	1,179,750
Federal Notes (Bundesobligationen)	255,000
Federal Treasury Notes (Bundesschatzanweisungen)	136,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	149,000
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	66,250
Green Federal Bonds (Grüne Bundesanleihen)	40,250
Green Five-year Federal Notes (Grüne Bundesobligationen)	15,500
Borrowers’ note loans (Schuldscheindarlehen)	4,297
Old debt (1)	4,474
Repurchased debt	-206,407
Total	1,644,114

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Monatsbericht Januar 2024, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2023”, page 74, and table “Entwicklung von Umlaufvolumen, Eigenbestände und Anlagen des Wirtschaftsstabilisierungsfonds (WSF) im Dezember 2023”, page 75 (https://www.bundesfinanzministerium.de/Monatsberichte/2024/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

Debt Tables

1. Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	12,750
6.5% Bonds of the Federal Republic of 1997	6.50	1997	2027	13,750
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	17,000
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	13,750
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	11,750
5.5% Bonds of the Federal Republic of 2000	5.50	2000	2031	21,500
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	24,500
4% Bonds of the Federal Republic of 2005	4.00	2005	2037	28,250
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	19,250
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	21,500
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	19,500
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	30,500
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	22,500
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	31,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	22,500
1% Bonds of the Federal Republic of 2014	1.00	2014	2024	22,500
0.5% Bonds of the Federal Republic of 2015	0.50	2015	2025	30,500
1% Bonds of the Federal Republic of 2015	1.00	2015	2025	30,500
0.5% Bonds of the Federal Republic of 2016	0.50	2016	2026	33,500
0% Bonds of the Federal Republic of 2016	0.00	2016	2026	32,500
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	30,500
0.5% Bonds of the Federal Republic of 2017	0.50	2017	2027	32,500
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	37,500
0.5% Bonds of the Federal Republic of 2018	0.50	2018	2028	28,500
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	28,500
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	29,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	29,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	39,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	28,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2035	23,750
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	33,500
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2028	27,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	28,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	32,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2036	25,750
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2052	29,500
0.00% Bonds of the Federal Republic of 2022	0.00	2022	2032	31,000
1.70% Bonds of the Federal Republic of 2022	1.70	2022	2032	28,000
1.00% Bonds of the Federal Republic of 2022	1.00	2022	2038	21,500
2.10% Bonds of the Federal Republic of 2022	2.10	2022	2029	26,000
1.80% Bonds of the Federal Republic of 2022	1.80	2022	2053	26,000
2.30% Bonds of the Federal Republic of 2023	2.30	2023	2033	38,250
2.60% Bonds of the Federal Republic of 2023	2.60	2023	2033	30,500
2.40% Bonds of the Federal Republic of 2023	2.40	2023	2030	13,000
Total Federal Bonds				1,179,750

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 7 to 30 years. No redemption prior to maturity; including principal strips.

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2. Green Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
0.00% Green Bonds of the Federal Republic of 2020	0.00	2020	2030	9,500
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2031	9,000
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2050	10,000
2.30% Green Bonds of the Federal Republic of 2023	2.30	2023	2033	6,250
1.80% Green Bonds of the Federal Republic of 2023	1.80	2023	2053	5,500
Total Green Federal Bonds				40,250

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 7 to 30 years. No redemption prior to maturity; including principal strips.

3. Inflation-Linked Securities (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	22,150
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	19,200
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	14,250
0.10% Inflation-linked Bonds of the Federal Republic of 2021	0.10	2021	2033	10,650
Total Inflation-linked Securities				66,250

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are 5 to 30 years. No redemption prior to maturity.

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4. Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
0.00% Bonds of 2019-Series 179	0.00	2019	2024	23,500
0.00% Bonds of 2019-Series 180	0.00	2019	2024	22,500
0.00% Bonds of 2020-Series 181	0.00	2020	2025	23,000
0.00% Bonds of 2020-Series 182	0.00	2020	2025	27,500
0.00% Bonds of 2021-Series 183	0.00	2021	2026	28,000
0.00% Bonds of 2021-Series 184	0.00	2021	2026	24,000
0.00% Bonds of 2022-Series 185	0.00	2022	2027	22,000
1.30% Bonds of 2022-Series 186	1.30	2022	2027	30,000
2.20% Bonds of 2023-Series 187	2.20	2023	2028	25,000
2.40% Bonds of 2023-Series 188	2.40	2023	2028	29,500
Total Federal Notes				255,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

5. Green Federal Notes (1)

Title	Interest rate		Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
0.00% Green Bonds of 2020	0.00	2020	2025	7,500
1.30% Green Bonds of 2022	1.30	2022	2027	8,000
Total Federal Notes				15,500

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

6. Federal Treasury Notes (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
0.00% Notes of 2022	0.00	2022	2024	19,500
0.20% Notes of 2022 (II)	0.20	2022	2024	17,000
0.40% Notes of 2022 (III)	0.40	2022	2024	17,000
2.20% Notes of 2022 (IV)	2.20	2022	2024	16,000
2.50% Notes of 2023	2.50	2023	2025	17,500
2.80% Notes of 2023 (II)	2.80	2023	2025	17,500
3.10% Notes of 2023 (III)	3.10	2023	2025	17,000
3.10% Notes of 2023 (IV)	3.10	2023	2025	14,500
Total Federal Treasury Notes				136,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

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7. Treasury Discount Paper (1)

	Interest Rate(2)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
Treasury Discount Paper	2.64 to 3.75	2023	2024	149,000

(1)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Currently, the initial maturity is twelve months. No redemption is permitted prior to maturity.
(2)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

8. Borrowers’ Note Loans (1)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
Borrower’s note loans (Schuldscheindarlehen)	3.46 to 5.05	2003 to 2007	2024 to 2037	4,297

(1)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

Source for Debt Table 1 to 8: Federal Republic of Germany – Finance Agency, “Einzelaufstellung aller Bundeswertpapiere seit 1995“ (https://www.deutsche-finanzagentur.de/downloadcenter).

9. Other Liabilities

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2023
	(% per annum)			(EUR in millions)
Old debt (1)	0.00 to 3.00	Various	Various	4,474

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948 as well as liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Monatsbericht Januar 2024, Table “Entwicklung der Kreditaufnahme des Bundes (Haushalt und Sondervermögen ohne Darlehensfinanzierung) im Dezember 2023”, page 74 (https://www.bundesfinanzministerium.de/Monatsberichte/2024/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen-pdf.pdf?__blob=publicationFile&v=4).

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II. Guarantees by the Federal Government (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2022	2021
	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	119,102	128,049
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	39,723	35,133
Loans in connection market organization and stocking measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	341,605	267,997
Contributions to international financing institutions	75,512	75,493
Co-financing of bilateral projects of German financial co-operation	31,531	28,959
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000
Total guarantees pursuant to the 2020 German Budget Act	623,483	551,640
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	90,317	89,412
Warranties in connection with the SURE-Warranty Act as of July 10, 2020	6,384	6,384
Total guarantees	742,584	670,586

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through HERMES, the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2024, Overview 8.1.3, page 323 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2024.html).

III. Liabilities To International Financial Organizations

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the initial weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from August 1, 2022, the SDR basket consists of five currencies with the following initial weights: U.S. dollar (43%), Euro (29%), Chinese yuan (12%), Japanese yen (8%) and Pound sterling (7%).

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Subscriptions or Commitments by the Federal Republic
to International Organizations as of End of December 2023

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,277.2	37,277.2
International Bank for Reconstruction and Development (IBRD) (3)	14,304.7	1,043.5
International Development Association (IDA) (3)	30,624.96	30,624.96
International Finance Corporation (IFC) (3)	1,205.93	1,205.93
European Investment Bank (EIB) (4)	51,628.2	4,604.9
African Development Bank (AfDB) (3)	8150.1	402.9
African Development Fund (AfDF) (3)	5,453.5	5,000.7
Asian Development Bank (AsDB) (3)	6,161.0	308.1
Asian Development Fund (AsDF) (3)	2,002.0	1,892.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	24.4	24.4
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	794,537	76,972
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	124.2	120.7
European Bank for Reconstruction and Development (EBRD) (4)(5)	3,204.6	589.2
Council of Europe Development Bank (CEB) (4)(6)	1,797.1	112.3
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896.8

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.39959.
(2)	Quota in SDR: 26,634.4 Mio. SDR. Year-end value 2021 1 SDR = USD 1.399590. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to the IMF’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank of EUR 1 per USD 1.105 in effect on December 29, 2023.
(5)	Capital increase pending completion. The Federal Republic committed to the subscription of new shares in an amount of EUR 343.6 million/USD 379.678 million.
(6)	Capital increase pending completion. The Federal Republic committed to the subscription of new shares in an amount of EUR 710.6 million/USD 785.2 million.

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EXHIBIT (e)

Consent of Independent Auditor

To the Management Board

Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-267652) filed under Schedule B of Landwirtschaftliche Rentenbank and the related prospectus of our report dated March 1, 2024, with respect to the annual financial statements of Landwirtschaftliche Rentenbank, included in Exhibit (d) to this Annual Report on Form 18-K for the year ended December 31, 2023.

/s/ Deloitte GmbH Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

May 14, 2024

EXHIBIT (f)

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2023, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-267652) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 14, 2024

Federal Republic of Germany

By: /s/ Dr. Markus Hörmann

Dr. Markus Hörmann

Ministerialrat, Federal Ministry of Finance, Berlin